278246818v.20
Execution Version

PURCHASE AGREEMENT

BY AND AMONG

WESTWOOD HOLDINGS GROUP, INC.,

SALIENT CAPITAL MANAGEMENT, LLC,

SALIENT PARTNERS, L.P.

AND

THE OTHER SELLER PARTIES IDENTIFIED ON ANNEX I

DATED AS OF MAY 25, 2022

Table of Contents
i

v

LIST OF EXHIBITS/SCHEDULES

Exhibit(s)
Exhibit A Exhibit B	Broadmark JV Interest Transfer Approval and Waivers Sample Closing Date Net Working Capital Calculation
Exhibit C	Illustrative Revenue Retention Payment Calculation
Exhibit D	Illustrative Growth Earnout Period Payment Calculation
Exhibit E	R&W Insurance Policy
Exhibit F Exhibit G	Voting Agreement Key Terms Key Employee Documentation

Annexes Annex I Annex II Annex III	Seller Parties Purchased Interests Base Date Revenue Run Rate

PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 25, 2022, by and between Westwood Holdings Group, Inc., a Delaware corporation (“Purchaser”), Salient Capital Management, LLC, a Delaware limited liability company (“GP Seller”), Salient Partners, L.P., a Delaware limited partnership (“Salient Partners”), and the other Sellers as identified on Annex I hereto (such Sellers, together with GP Seller and Salient Partners, collectively, the “Sellers”). Each of the above referenced parties is sometimes herein referred to individually as a “Party” and collectively as the “Parties.”
WHEREAS, the Sellers desire to sell to Purchaser (or Purchaser’s designee(s)), and Purchaser (or Purchaser’s designee(s)) desires to purchase from the Sellers, substantially all of the properties, rights and assets of the Sellers related to the Business, and in connection therewith Purchaser is willing to assume the Assumed Liabilities, all upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, contemporaneously in connection therewith, in accordance with the terms and conditions set forth herein, certain of the Sellers desire to sell to Purchaser (or Purchaser’s designee(s), as applicable), and Purchaser (or Purchaser’s designee(s), as applicable) desires to purchase from the Sellers, free and clear of any and all Liens, the Purchased Interests set forth on Annex II, in each case upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, Summit Partners, L.P. (“Summit Partners”) has entered into a restrictive covenant agreement containing an employee non-solicit obligation with respect to the Transferred Employees (the “Summit RCA”);
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, the requisite equityholders of the Sellers have consented to the Transactions and have provided a release in favor of Purchaser (the “Requisite Equityholder Consents and Releases”);
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, the Key Employees have entered into employment documentation with Purchaser or agreed upon a final form of such employment documentation, each as set forth on Exhibit G hereto, in each case which will become effective at the Closing (the “Key Employee Documentation”); and
WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, the following valid, binding and irrevocable agreements have been duly executed by all parties thereto and delivered to Purchaser: (a) a written acknowledgment from the SCA Agent and Senior Lenders that the transactions contemplated hereunder (without any amendments or modifications thereto or waivers of the terms thereof in a manner materially adverse to the Senior Lender Parties’ interests) constitutes a “Restructuring Transaction” under the Senior Credit Agreement (the “Lender Acknowledgement”) and (b) the Restructuring Agreement (which, for the avoidance of doubt, contains the express consent of all Lender Parties authorizing the entry into this Agreement and consummation of the Transactions).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE 1

PURCHASE AND SALE
1.1Purchase Transactions. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers will sell, convey, assign and transfer to Purchaser (or Purchaser’s designee(s)), and Purchaser (or Purchaser’s designee(s)) will purchase from the Sellers, free and clear of all Liens (other than Permitted Liens), all of the assets, rights and properties of the Sellers, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired, which relate to, or are used or held for use in connection with, the Business, including the Purchased Interests and the other assets, rights and properties set forth on Section 1.1 of the Disclosure Schedules (but excluding the Excluded Assets, collectively, the “Purchased Assets”).
1.2Excluded Assets. All assets, rights and properties of the Sellers set forth on Section 1.2 of the Disclosure Schedules (collectively, the “Excluded Assets”) will be retained by the applicable Sellers.
1.3Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, at the Closing, Purchaser (or Purchaser’s designee(s)) will assume and agree to pay, perform and discharge when due, all Liabilities of the Sellers to the extent primarily related to the Purchased Assets, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including:
(a)all liabilities and obligations to perform under the Contracts included in the Purchased Assets, but only to the extent that such liabilities or obligations do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by the Sellers or their Affiliates on or prior to the Closing; and
(b)all liabilities and obligations for ordinary course payables of the Sellers related to the Business and required to be paid after the Closing Date, in each to the extent incurred in the ordinary course of business and included in the calculations of Net Working Capital for purposes of determining the Closing Purchase Price.
1.4Excluded Liabilities. Upon the terms and subject to the conditions of this Agreement, from and after the Closing, the Sellers shall retain and be responsible to pay, perform and discharge when due, the following Liabilities of the Sellers and their respective Subsidiaries (such retained Liabilities, collectively, the “Excluded Liabilities”): (a) any Pre-Closing Taxes; (b) any Seller Transaction Expenses; (c) any Indebtedness of the Sellers or any of its Affiliates; (d) other Liabilities not arising in the ordinary course of business and in connection with operating the Business, (e) Liabilities and obligations to perform under the Contracts included in the Excluded Assets, (f) any obligations and Liabilities with respect to existing or former direct or indirect equityholders of the Sellers, including any claims by existing or former direct or indirect equityholders of the Sellers with respect to the Transactions, and (g) those Liabilities set forth on Section 1.4 of the Disclosure Schedules.
1.5The Closing and the Effective Time. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois, commencing at 10:00 a.m. local time on the third Business Day following the satisfaction or waiver of all conditions to each Party’s obligation to consummate the transactions contemplated by this Agreement (other than conditions that by their nature are to be satisfied at the Closing), or at such other place, on such other date or at such other time as is mutually agreeable to Purchaser and the Representative. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”
1.6Purchase Price.
(a)Closing Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price to be paid by Purchaser at the Closing for the Purchased Assets shall be an amount equal to the sum of (i) the Base Purchase Price, plus (ii) the Net Working Capital Adjustment Amount (which may be a positive or negative number), minus (iii) the Client Consent Adjustment Amount, if any (the sum of the amounts described in the immediately preceding clauses (i)-(ii), without duplication in any such clause of any amount taken into account in any other such clause, the “Closing Purchase Price”). In addition to the payment of the Closing Purchase Price as provided under this Section 1.6, Purchaser will, as additional consideration for the Purchased Assets, (x) assume the Assumed Liabilities at the Closing, (y) pay the Revenue Retention Payments, to the extent they become payable, in accordance with Section 1.10 and (z) pay the Growth Earnout Period Payments, to the extent they become payable, in accordance with Section 1.11 (subject, in each case of the forgoing clauses (y) and (z), to Purchaser’s right of setoff set forth in Section 1.6(c)(v)(B) and Section 8.2(c)).
(b)Estimated Amounts. No later than three (3) Business Days prior to the Closing Date, the Representative shall provide to Purchaser a written statement certified on behalf of the Sellers by an executive officer of the Representative (the “Seller Statement”) setting forth an estimate of the Closing Purchase Price (the “Estimated Closing Purchase Price”), which shall be based upon good faith estimates of the Net Working Capital Adjustment Amount and the Client Consent Adjustment Amount, delivered with reasonable supporting detail with respect to the calculation of such amounts, which Seller Statement shall be accompanied by such written evidence of the Client Consents and the Closing Date Revenue Run Rates for all of the Clients with respect to which Consent has been obtained as of the Calculation Time, as is reasonably necessary to support the calculation of the Client Consent Adjustment Amount. The Representative will take into consideration, in good faith, any proposed revisions to the Seller Statement and Estimated Closing Purchase Price as are presented in good faith by Purchaser prior to the Closing Date and, to the extent the Representative and Purchaser mutually agree to any such revisions, the Sellers shall update the Seller Statement and Estimated Closing Purchase Price to reflect any such mutually agreed revisions (which updated versions shall be considered the Seller Statement and the Estimated Closing Purchase Price for all purposes hereunder). If Purchaser and the Representative are unable to reach mutual agreement with respect to any dispute related to the Seller Statement or Estimated Closing Purchase Price, such dispute shall not delay the Closing, the Seller Statement and Estimated Closing Purchase Price provided by the Representative to Purchaser shall be binding for purposes of this Section 1.6(b) and the amounts payable at Closing pursuant to Section 1.8 shall be calculated as set forth in the Seller Statement provided by the Representative to Purchaser (as modified to reflect any revisions mutually agreed by Representative and Purchaser). For the avoidance of doubt, no proposed revisions provided by Purchaser or any such mutually agreed revisions to the Seller Statement or Estimated Closing Purchase Price in accordance with this Section 1.6(b), or any consummation of the Closing regardless of any dispute with respect to the Seller Statement or the Estimated Closing Purchase Price as provided in this Section 1.6(b), shall constitute acceptance by Purchaser of the Seller Statement for purposes of any post-Closing adjustment.

(c)Post-Closing Adjustments.
(i)As soon as practicable, but no later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to the Representative a statement (the “Closing Statement”) setting forth Purchaser’s calculation of (A) the Net Working Capital Adjustment Amount, (B) the Client Consent Adjustment Amount and (C) the Closing Purchase Price. Purchaser’s calculations of such amounts set forth in the Closing Statement (collectively, the “Purchaser Calculations”) shall be delivered with reasonable supporting detail with respect to the calculation of such amounts.
(ii)Within thirty (30) days of receipt of the Closing Statement, the Representative may provide written notice to Purchaser disputing all or a part of the Purchaser Calculations, which notice shall specify in reasonable detail the proposed amount for each item in dispute and the basis for Representative’s disagreement (such notice, a “Dispute Notice”). If the Representative fails to deliver a Dispute Notice to Purchaser within such thirty (30)-day period, or if the Representative accepts in writing the Purchaser Calculations, then Purchaser and the Representative (and the Sellers) shall be deemed to have agreed that the Purchaser Calculations set forth in the applicable Closing Statement shall be finally determined and binding on the Parties for all purposes hereunder. If a Dispute Notice is provided to Purchaser, then Purchaser and the Representative shall negotiate in good faith and use commercially reasonable efforts to resolve the disputed items during the thirty (30)-day period commencing on the date of Purchaser receipt of the Dispute Notice.
(iii)If the Representative and Purchaser do not agree in writing upon a final resolution with respect to any disputed items within such thirty (30)-day period, then the remaining items in dispute shall be submitted to RSM US LLP, or, if such firm declines to be retained to resolve such disputed items, another nationally recognized, independent public accounting firm acceptable to Purchaser and the Representative (in either case, the “Accounting Firm”) within fifteen (15) days thereafter. The Parties shall instruct the Accounting Firm to render a determination of the applicable disputed items in accordance with the terms and provisions of this Agreement within thirty (30) days after referral of the matter to such Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The terms of appointment and engagement of the Accounting Firm shall be as agreed upon between the Representative and Purchaser, and any associated engagement fees shall be initially borne fifty percent (50%) by the Sellers and fifty percent (50%) by Purchaser; provided, that all such fees shall ultimately be borne by the Sellers and Purchaser in inverse proportion to the relative difference between the positions taken by the Parties compared to the determination of the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the disputed items. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Accounting Firm shall be borne by the Party incurring such cost and expense. In resolving the disputed items, the Accounting Firm shall (A) agree to adhere to the provisions of this Section 1.6, (B) not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by either Purchaser or the Representative, (C) rely solely on the written submissions of the Parties and shall not conduct an independent investigation and (D) limit its decision to only such items as are in dispute and to only those adjustments as are necessary for the Purchaser Calculations to comply with the provisions of this Agreement. Absent manifest error, such determination of the Accounting Firm shall be conclusive and binding upon the Parties for all purposes hereunder upon which a judgment may be rendered by a court having proper jurisdiction over the Party against which such determination is sought to be enforced.
(iv)The Parties shall, and shall cause their respective independent accountants and their respective Affiliates to, reasonably cooperate and assist in the calculation of the Closing Purchase Price and the components thereof upon the reasonable request of the other Party, and in the conduct of the review by the Accounting Firm of any proposed calculations of the Closing Purchase Price or the components thereof, including making available (to the extent necessary to resolve the items in dispute and subject to customary confidentiality and indemnity agreements) books, records, work papers and relevant personnel.
(v)Within three (3) Business Days after the date on which the Closing Purchase Price (and the components thereof) is finally determined pursuant to this Section 1.6(c):
(A)if the Closing Purchase Price, as finally determined pursuant to this Section 1.6(c), exceeds the Estimated Closing Purchase Price, then (x) Purchaser shall pay to the Representative (for the benefit of the Sellers) an aggregate cash amount equal to such excess by wire transfer of immediately available funds to an account designated in writing by the Representative to Purchaser up to the Purchase Price Adjustment Escrow Deposit Amount and (y) each of the Representative and Purchaser shall deliver joint written instructions to the Escrow Agent directing it to pay to the Representative (for the benefit of the Sellers) the total monies in the Purchase Price Adjustment Escrow Account; and
(B)if the Estimated Closing Purchase Price exceeds the Closing Purchase Price, as finally determined pursuant to this Section 1.6(c), then each of the Representative and Purchaser shall deliver joint written instructions to the Escrow Agent directing it to pay to (x) Purchaser an amount in cash equal to the lesser of (1) such excess (the “Excess Purchase Price Amount”) and (2) the total monies in the Purchase Price Adjustment Escrow Account, and (y) to the Representative (for the benefit of the Sellers) an amount in cash equal to the total monies remaining in the Purchase Price Adjustment Escrow Account (if any) after giving effect to the payment described in clause (x) above; provided, however, that the Purchase Price Adjustment Escrow Account shall be the Purchaser’s sole source of recovery for any Excess Purchase Price Amount.
(vi)For all Tax purposes, any payment made by any party pursuant to Section 1.6(c)(v) shall be treated by the Parties as an adjustment to the Closing Purchase Price, except to the extent required by Section 483 or 1274 of the Code or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law).
(d)Accounting Procedures. The Estimated Closing Purchase Price, the Purchaser Calculations, the Closing Purchase Price, the Seller Statement, the Closing Statement and the calculations contained therein (other than the calculation of the Client Consent Adjustment Amount) shall be determined based on GAAP, to the extent consistent with GAAP, the principles, methodologies, policies, notes and procedures applied in the preparation of the Financial Statements and the principles set forth on Section 1.6(d) of the Disclosure Schedules. An illustrative calculation of the Closing Date Net Working Capital is included on Exhibit B attached hereto. Notwithstanding the foregoing, such principles, methodologies, policies, notes, procedures and determinations shall (i) not include any purchase accounting or other adjustment arising out of the consummation of the Transactions, (ii) be based on facts and circumstances as they exist as at the Calculation Time and shall exclude the effect of any act, decision or event occurring after such time, (iii) follow the defined terms contained in this Agreement and (iv) calculate any reserves, accruals or other non-cash expense items, prepaid expenses and other current assets on a daily accrual (as opposed to monthly accrual) basis to account for a Calculation Time that occurs on any date other than the last day of a calendar month.
(e)Withholding. Notwithstanding anything to the contrary contained in this Agreement, Purchaser and its Affiliates shall each be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as is required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Law; provided, however, that if the Purchaser or its Affiliates are required to withhold and deduct such amounts, the Purchaser or its Affiliates, as applicable, will provide three (3) Business Days’ notice to the Representative prior to withholding to give the Representative an opportunity to provide additional information or to apply for an exemption from, or a reduced rate of, withholding. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the such Person in respect of which such deduction and withholding was made.
1.7Closing Deliveries by the Sellers. At or prior to the Closing, the Sellers will deliver, or cause to be delivered, to Purchaser:
(a)copy of the written consent of the Board of Managers of the Sellers authorizing and approving the transactions contemplated by this Agreement and the applicable Related Agreements, to the extent applicable to the Sellers;
(b)executed counterparts of each other Related Agreement to which the Sellers or one of their Affiliates is a party;
(c)the certificate required by Section 6.2(l)(i);
(d)the D&O Tail Policy;
(e)the Cyber and E&O Tail Policy;
(f)a copy of the Restructuring Agreement;
(g)a copy of the Lender Acknowledgement;
(h)the Payoff Letters in accordance with Section 4.6;
(i)(i) a duly completed and executed Internal Revenue Service Form W-9 or (ii) a certificate, in a form reasonably acceptable to Purchaser, signed under penalty of perjury and stating that, as of the Closing Date, each of the Sellers is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations promulgated thereunder;
(j)original certificates representing all outstanding Purchased Interests of each Acquired Subsidiary to the extent they are certificated, and stock powers or assignments evidencing the conveyance of such Purchased Interests duly executed in blank;

(k)original certificates representing all outstanding Purchased Interests of the Salient JVs to the extent they are certificated, and stock powers or assignments evidencing the conveyance of such Purchased Interests duly executed in blank;
(l)a copy of the Broadmark JV Interest Transfer Waiver, duly executed by all parties thereto;
(m)customary release documentation (including Uniform Commercial Code termination statements and all other related or necessary documentation) with respect to all Liens on the Purchased Interests, the Purchased Assets and any guarantees from the Acquired Subsidiaries, in form and substance reasonably acceptable to Purchaser;
(n)a certificate executed and delivered by the Secretary or comparable representative of each Acquired Subsidiary and each Seller, attesting and certifying as to (A) the organizational documents of such Acquired Subsidiary or any Seller, and the certificate of formation or comparable organizational document of each Acquired Subsidiary or Sellers shall also be certified as of a recent date by the Secretary of State or comparable Governmental Authority of its jurisdiction of organization, and (B) copies of resolutions of the board of managers (or comparable governing body) of each Acquired Subsidiary and each Seller, adopting and authorizing the transactions contemplated by this Agreement and the Related Agreements to which each Acquired Subsidiary and each Seller is a party; and
(o)a certificate of good standing for each Acquired Subsidiary and each Seller issued not more than ten (10) days prior to the Closing Date by the Secretary of State or comparable Governmental Authority of its jurisdiction of organization and each other jurisdiction where such Acquired Subsidiary is qualified to do business.
1.8Closing Deliveries by Purchaser. At the Closing, Purchaser will deliver, or cause to be delivered, each of the following:
(a)to Representative, an amount in cash equal to (i) the Estimated Closing Purchase Price, minus (ii) the Payoff Indebtedness, minus (iii)  the Escrow Deposit Amount, by wire transfer of immediately available funds to the account designated by Representative to Purchaser in writing at least two (2) Business Days prior to the Closing Date, with the allocation of such amounts to be made in accordance with the Restructuring Agreement and confirmed and provided in writing by the Sellers to Purchaser at least two (2) Business Days prior to the Closing Date;
(b)to the Escrow Agent, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, cash in an amount equal to the Indemnity Escrow Deposit Amount, for deposit into a separate escrow account (the “Indemnity Escrow Account”) established pursuant to the terms of the Escrow Agreement;
(c)to the Escrow Agent, by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent, cash in an amount equal to the Purchase Price Adjustment Escrow Deposit Amount, for deposit into a separate escrow account (the “Purchase Price Adjustment Escrow Account”) established pursuant to the terms of the Escrow Agreement;
(d)to the Lender Parties, the aggregate amount of Indebtedness due to be paid to the Lender Parties at Closing in accordance with the Restructuring Agreement and reflected in the Payoff Letters (such amount, the “Payoff Indebtedness”), with the allocation of such aggregate amounts being confirmed and provided in writing by the Sellers to Purchaser at least two (2) Business Days prior to the Closing Date, and which shall be paid to the account or accounts designated in the Payoff Letters;
(e)to Representative, executed counterparts of each other Related Agreement to which Purchaser is a party; and
(f)to Representative, the certificate required by Section 6.1(e).
1.9Post-Closing Consent True-Up. If the Client Consent Adjustment Amount (as finally determined pursuant to Section 1.6, the “Initial Client Consent Adjustment Amount”) is greater than zero, then:
(a)upon the later of (i) the expiration of the period beginning on the Closing Date and ending on the date that is six (6) months after the Closing Date (such period the “True-Up Period”) and (ii) the final determination of the Closing Purchase Price pursuant to Section 1.6(c), Purchaser shall recalculate the Client Consent Adjustment Amount as of the Closing and provide such calculation and reasonable supporting documentation for such calculation to Representative; provided, that the True-Up Revenue Run Rate shall be used in such calculation instead of the Closing Date Revenue Run Rate. Any disputes that arise with respect to such calculation shall be resolved according to the dispute procedures set forth in Section 1.6(c)(ii), Section 1.6(c)(iii) and Section 1.6(c)(iv) mutatis mutandis.
(b)If the Client Consent Adjustment Amount as recalculated and finally determined pursuant to Section 1.9(a) (such amount, the “True-Up Client Consent Adjustment Amount”) is less than the Initial Client Consent Adjustment Amount, then Purchaser shall promptly pay to Representative in cash the difference between the Initial Client Consent Adjustment Amount and the True-Up Client Consent Adjustment Amount.
1.10Revenue Retention Payment.
(a)For purposes of this Section 1.10, the following terms shall have the meanings assigned in Section 1.10(a):
(i)“Accounting Firm” has the meaning set forth in Section 1.6(c)(iii).
(ii)“Annualized Fee Rate” means, with respect to any Qualified Product as of any date of determination, the annualized fee rate applicable to such Qualified Product as of such date as set forth in the underlying Advisory Agreement, net of fee waivers; provided, that, if after the Closing, Purchaser reduces the Annualized Fee Rate applicable to any Qualified Product existing on the Closing Date to an Annualized Fee Rate that is less than the Annualized Fee Rate for such existing Qualified Product in effect at the Closing, then the Annualized Fee Rate for such existing Qualified Product shall be deemed to be the Annualized Fee Rate for such existing Qualified Product in effect at the Closing.
(iii)“Applicable Retention Percentage” means, for any Retention Measurement Date, a fraction (expressed as a percentage), the numerator of which is the excess of the Retention Revenue Run Rate as of such Retention Measurement Date over the Minimum Retention Net Revenue, and the denominator of which is an amount equal to (A) 0.20 multiplied by (B) the Target Retention Net Revenue.
(iv)“Cumulative Retention Payment Shortfall” means in respect of each Retention Measurement Date (other than the First Retention Measurement Date), the excess, if any, of (A) an amount equal to (1) the number of Retention Measurement Dates prior to such Retention Measurement Date multiplied by (2) $3,750,000 over (B) the aggregate Revenue Retention Payments required to be paid pursuant to Section 1.10(d) in respect of such prior Retention Measurement Dates.
(v)“Discontinued Products” means, for purposes of this Section 1.10, as of any Retention Measurement Date, (x) any products listed on Schedule 1.10(a)(v) hereto that Purchaser has, on or prior to the Retention Measurement Date, ceased making available for sale and (y) the assets under management of a Client with respect to a product solely to the extent that Purchaser cannot provide such product to such Client following the Closing because Purchaser does not have a Contract with the broker-dealer through which Sellers or any of its Affiliates provided such product to such Client prior to or as of the date hereof or cannot otherwise provide such product to such Client.
(vi)“First Retention Measurement Date” means the 15-month anniversary of the Start Date.
(vii)“Fourth Retention Measurement Date” means the 24-month anniversary of the Start Date.
(viii)“Minimum Retention Net Revenue” means, for any Retention Measurement Date, an amount equal to (A) 0.80 multiplied by (B) the Target Retention Net Revenue.
(ix)“Retention Measurement Dates” means the First Retention Measurement Date, the Second Retention Measurement Date, the Third Retention Measurement Date and the Fourth Retention Measurement Date.
(x)“Retention Revenue Run Rate” means, as of any Retention Measurement Date, the aggregate annualized investment advisory, investment management, subadvisory, placement and similar fees (but excluding performance-based, incentive, contingent or similar fees, distribution and servicing fees, securities lending fees, transaction revenues and fund administration fees) paid with respect to Qualified Products for all Clients, determined by multiplying (A) the assets under management by Purchaser and its Subsidiaries for each such Client with respect to Qualified Products as of such Retention Measurement Date by (B) the Annualized Fee Rate applicable to such Client for each such Qualified Products as of such Retention Measurement Date.
(xi)“Revenue Retention Payment” means, with respect to any Retention Measurement Date:
(A)if the Retention Revenue Run Rate for such Retention Measurement Date is equal to or less than the Minimum Retention Net Revenue, zero;
(B)if the Retention Revenue Run Rate for such Retention Measurement Date is greater than the Minimum Retention Net Revenue but less than the Target Retention Net Revenue, an amount equal to (1) the Target Retention Payment Amount for such Retention Measurement Date multiplied by (2) the Applicable Retention Percentage for such Retention Measurement Date; and

(C)if the Retention Revenue Run Rate for such Retention Measurement Date is equal to or greater than the Target Retention Net Revenue, the Target Retention Payment Amount for such Retention Measurement Date.
(xii)“Second Retention Measurement Date” means the 18-month anniversary of the Start Date.
(xiii)“Start Date” means (A) the Closing Date, if the Closing Date is the first day of a month and (B) the first day of the month following the month in which the Closing occurs, if the Closing Date is not the first day of the month.
(xiv)“Target Retention Net Revenue” means, for any Retention Measurement Date, the Closing Date Revenue Run Rate; provided, that if prior to such Retention Measurement Date there are Discontinued Products, the foregoing Closing Date Revenue Run Rate shall be reduced by the Closing Date Revenue Run Rate attributable to such Discontinued Products.
(xv)“Target Retention Payment Amount” means (A) in respect of the First Retention Measurement Date, $3,750,000 and (B) in respect of each Retention Measurement Date (other than the First Retention Measurement Date), the sum of (1) $3,750,000 and (2) the Cumulative Retention Payment Shortfall, if any, in respect of such Retention Measurement Date.
(xvi)“Third Retention Measurement Date” means the 21-month anniversary of the Start Date.
(b)Revenue Retention Payments. Following the Closing, Purchaser shall pay to Representative (for the benefit of the recipients entitled thereto in accordance with the Restructuring Agreement), as additional consideration for the Purchased Assets, the Revenue Retention Payment, if any, in respect of each Retention Measurement Date in accordance with Section 1.10(d). Exhibit C attached hereto contains an illustrative example of the Revenue Retention Payments that may become payable pursuant to this Section 1.10 based upon the assumptions set forth herein.
(c)Revenue Retention Statement.
(i)Within sixty (60) days after each Retention Measurement Date, Purchaser shall prepare and deliver to the Representative a statement (each, a “Revenue Retention Statement”) setting forth Purchaser’s good faith calculation of the Retention Revenue Run Rate as of such Retention Measurement Date and any Revenue Retention Payment payable on such Retention Measurement Date.
(ii)If the Representative disagrees with a Revenue Retention Statement, the Representative shall notify Purchaser in writing of such disagreement within thirty (30) days after delivery of such Revenue Retention Statement to the Representative (each, a “Revenue Retention Objection Dispute”). During the thirty (30)-day period of its review, the Representative shall have reasonable access to any documents, schedules or work papers used in the preparation of such Revenue Retention Statement. The failure of the Representative to deliver written notice of a Revenue Retention Objection Dispute to Purchaser within thirty (30) days after delivery of a Revenue Retention Statement to the Representative shall be deemed acceptance of such Revenue Retention Statement and agreement to the applicable Revenue Retention Payment by the Representative.

(iii)Subject to Section 1.10(c)(ii), Purchaser and the Representative shall negotiate in good faith to resolve any Revenue Retention Objection Dispute and any resolution agreed to in writing by Purchaser and the Representative shall be final and binding upon the Parties. If Purchaser and the Representative are unable to resolve all matters in a Revenue Retention Objection Dispute within thirty (30) days of delivery of written notice of such Revenue Retention Objection Dispute by the Representative to Purchaser, then the disputed matters shall be referred for final determination to the Accounting Firm within fifteen (15) days thereafter. The Accounting Firm shall be directed to only consider those items and amounts set forth on the applicable Revenue Retention Statement as to which Purchaser and the Representative have disagreed within the time periods and on the terms specified in Section 1.10(c)(ii) and this Section 1.10(c)(iii) and shall be directed to resolve all unresolved matters in the applicable Revenue Retention Objection Dispute in accordance with the terms and provisions of this Agreement. The Accounting Firm shall be directed to deliver to Purchaser and the Representative, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any unresolved matters in the applicable Revenue Retention Objection Dispute determined in accordance with the terms herein. The Accounting Firm shall be directed to select as a resolution for any unresolved matters in the applicable Revenue Retention Objection Dispute a position within the range of values assigned to such Revenue Retention Objection Dispute by Purchaser and the Representative (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review). Such report shall, absent manifest error, be final and binding upon all of the parties to this Agreement. Upon the agreement of Purchaser and the Representative or the decision of the Accounting Firm, or if the Representative fails to deliver written notice of disagreement to Purchaser within the thirty (30)-day period provided in Section 1.10(c)(ii), the applicable Revenue Retention Statement, as adjusted if necessary pursuant to the terms of this Agreement, shall be deemed to be the Revenue Retention Statement for purposes of calculating the Revenue Retention Payment pursuant to this Section 1.10. Purchaser and the Sellers shall each be responsible for the fees and expenses of the Accounting Firm pro rata, as between Purchaser, on the one hand, and the Sellers, on the other hand, in proportion to the relative difference between the positions taken by Purchaser and the Representative compared to the determination of the Accounting Firm.
(d)Payment of Retention Revenue Payments. Within fifteen (15) Business Days following the final determination of the applicable Revenue Retention Statement, Purchaser shall pay to the Representative (for the benefit of the recipients entitled thereto in accordance with the Restructuring Agreement) the Revenue Retention Payment (if any) for the applicable Retention Measurement Date, in each case as indicated on such Revenue Retention Statement, in cash by wire transfer of immediately available funds to an account designated in writing by the Representative. The Revenue Retention Payments shall be subject to Purchaser’s right of setoff set forth in Section 1.6(c)(v)(B) and Section 8.2(c). For Tax purposes, the Parties shall treat the payment of any Revenue Retention Payment as an adjustment to the Closing Purchase Price, except to the extent required by Section 483 or 1274 of the Code or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law).
(e)Revenue Retention Payment Cap. In no event shall the payments made under this Section 1.10 exceed $15,000,000 in the aggregate.
1.11Growth Earnout Payment.

(a)For purposes of this Section 1.11, the following terms shall have the meanings assigned in Section 1.11(a):
(i)“Accounting Firm” Section 1.6(c)(iii).
(ii)“Applicable Growth Denominator” means (A) with respect to the First Growth Earnout Period, the excess of the Target Growth Net Revenue for such period over the Minimum Growth Net Revenue for such period and (B) with respect to the Second Growth Earnout Period, the excess of the Target Growth Net Revenue for such period over the Minimum Growth Net Revenue for such period.
(iii)“Applicable Growth Percentage” means, for each Growth Earnout Period, a fraction (expressed as a percentage), the numerator of which is the excess of the Net Revenue for such Growth Earnout Period over the applicable Minimum Growth Net Revenue for such Growth Earnout Period, and the denominator of which is the Applicable Growth Denominator.
(iv)“Average VWAP” per share over a specified period means the arithmetic average of the VWAP per share for each Trading Day in the relevant period.
(v)“Discontinued Products” means, for purposes of this Section 1.11, (x) any products listed on Schedule 1.11(a)(v) hereto that Purchaser has, on or prior to the end of the applicable Growth Earnout Period, ceased making available for sale and (y) the assets under management of a Client with respect to a product solely to the extent that Purchaser cannot provide such product to such Client following the Closing because Purchaser does not have a Contract with the broker-dealer through which Sellers or any of its Affiliates provided such product to such Client prior to or as of the date hereof or cannot otherwise provide such product to such Client.
(vi)“First Growth Earnout Period” means the 12-month period beginning on the 12-month anniversary of the Start Date.
(vii)“First Growth Earnout Period Shortfall” means, if the Growth Earnout Period Payment for the First Growth Earnout Period is less than $5,000,000, the excess of (1) $5,000,000 over (2) the Growth Earnout Period Payment required to be paid and delivered pursuant to Section 1.11(d) in respect of the First Growth Earnout Period.
(viii)“Growth Earnout Period Payment” means, with respect to any Growth Earnout Period:
(A)if the Net Revenue for such Growth Earnout Period is equal to or less than the Minimum Growth Net Revenue for each Growth Earnout Period, zero;
(B)if the Net Revenue for such Growth Earnout Period is greater than the Minimum Growth Net Revenue, but less than the Target Growth Net Revenue for such Growth Earnout Period, an amount equal to (1) the Target Growth Payment Amount for the such Growth Earnout Period multiplied by (2) the Applicable Growth Percentage; and
(C)if the Net Revenue for such Growth Earnout Period is equal to or greater than the Target Growth Net Revenue for such Growth Earnout Period, the Target Growth Payment Amount for the such Growth Earnout Period.

(ix)“Growth Earnout Period” means each of the First Growth Earnout Period and the Second Growth Earnout Period.
(x)“Maximum Ownership Amount” means, with respect to any Person (together with any Affiliates of such Person or other Persons acting as a group or in concert with such first Person) at any given time, a number of shares of Purchaser Common Stock owned or beneficially owned by such Person (together with any Affiliates of such Person or other Persons acting as a group or in concert with such first Person) equal to five percent (5%) of the total outstanding Purchaser Common Stock.
(xi)“Minimum Growth Net Revenue” means:
(A)with respect to the First Growth Earnout Period, an amount equal to the Closing Date Revenue Run Rate (provided, that if prior to the end of the First Growth Earnout Period there are Discontinued Products, the foregoing Closing Date Revenue Run Rate shall be reduced by the Closing Date Revenue Run Rate attributable to such Discontinued Products) increased at a compound annual growth rate of 5.0% over the period beginning on the Start Date and ending on the last day of the First Growth Earnout Period; and
(B)with respect to the Second Growth Earnout Period, an amount equal to the Closing Date Revenue Run Rate (provided, that if prior to the end of the Second Growth Earnout Period there are Discontinued Products, the foregoing Closing Date Revenue Run Rate shall be reduced by the Closing Date Revenue Run Rate attributable to such Discontinued Products) increased at a compound annual growth rate of 5.0% over the period beginning on the Start Date and ending on the last day of the Second Growth Earnout Period.
(xii)“Net Revenue” means, for any Growth Earnout Period, the sum of (x) the gross investment advisory, investment management, subadvisory, placement and similar fees actually earned and payable to Purchaser or its Subsidiaries and (y) all carried interests, performance allocations, performance fees and incentive allocations (calculated on an average annualized basis), in each case from a third party (excluding Broadmark and each other Salient JV) for Investment Management Services in respect of Qualified Products during such Growth Earnout Period as set forth in the underlying Advisory Agreement (but excluding in all cases any fee waivers and any such fees payable in respect of “seed money” investments made after the Closing made by Purchaser or its Subsidiaries); provided, that, if after the Closing, Purchaser reduces the investment management fee rate applicable to any Qualified Product existing on the Closing Date to an amount that is less than the investment management fee rate in effect at the Closing, then, for purposes of clause (x) of the foregoing calculation of Net Revenue, the gross investment management fees for such existing Qualified Product shall be calculated from and after such reduction as if the investment management fee rate for such existing Qualified Product was the investment management fee rate for such existing Qualified Product as of the Closing.
(xiii)“Purchaser Common Stock” means Purchaser’s Common Stock, par value $0.01 per share.
(xiv)“Second Growth Earnout Period” means the 12-month period beginning on the 24-month anniversary of the Start Date.

(xv)“Start Date” means (A) the Closing Date, if the Closing Date is the last day of a month, or (B) the last day of the month in which the Closing occurs, if the Closing Date is not the last day of a month.
(xvi)“Target Growth Net Revenue” means:
(A)with respect to the First Growth Earnout Period, an amount equal to the Closing Date Revenue Run Rate (provided, that if prior to the end of the First Growth Earnout Period there are Discontinued Products, the foregoing Closing Date Revenue Run Rate shall be reduced by the Closing Date Revenue Run Rate attributable to such Discontinued Products) increased at a compound annual growth rate of 15.0% over the period beginning on the Start Date and ending on the last day of the First Growth Earnout Period; and
(B)with respect to the Second Growth Earnout Period, an amount equal to the Closing Date Revenue Run Rate (provided, that if prior to the end of the Second Growth Earnout Period there are Discontinued Products, the foregoing Closing Date Revenue Run Rate shall be reduced by the Closing Date Revenue Run Rate attributable to such Discontinued Products) increased at a compound annual growth rate of 15.0% over the period beginning on the Start Date and ending on the last day of the Second Growth Earnout Period.
(xvii)“Target Growth Payment Amount” means (A) in respect of the First Growth Earnout Period, $5,000,000 and (B) in respect of the Second Growth Earnout period, the sum of (1) $5,000,000 and (2) any First Growth Earnout Period Shortfall.
(xviii)“Trading Day” means any day on which trading in Purchaser Common Stock occurs on the New York Stock Exchange (or any successor thereto or other national securities exchange on which the Purchaser Common Stock is listed).
(xix)“VWAP” per share of Purchaser Common Stock on any Trading Day means the per share volume-weighted average price as displayed on Bloomberg page “WHG<EQUITY>AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is not available, the market value per share of the Purchaser Common Stock on such Trading Day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by Purchaser for this purpose).
(b)Growth Earnout Period Payments. Following the Closing, Purchaser shall pay, at the direction of the Representative in accordance with terms of the Restructuring Agreement, as additional consideration for the Purchased Assets, the Growth Earnout Period Payment by delivery of the Earnout Shares, if any, in respect of each Growth Earnout Period in accordance with Section 1.11(d). Exhibit D attached hereto contains an illustrative example of the Growth Earnout Period Payments that may become payable pursuant to this Section 1.11 based upon the assumptions set forth herein. For the avoidance of doubt, delivery of the Earnout Shares at the direction of the Representative in accordance with the terms hereof shall be full and complete satisfaction of Purchaser’s obligations hereunder with respect to the Growth Earnout Period Payment, if any, and the corresponding payment of the Earnout Shares.

(c)Earnout Statement.
(i)Within sixty (60) days after the end of each Growth Earnout Period, Purchaser shall prepare and deliver to the Representative a statement (each, an “Earnout Statement”) setting forth Purchaser’s good faith calculation of Net Revenue for such Growth Earnout Period and any Growth Earnout Period Payment in respect of such Growth Earnout Period.
(ii)If the Representative disagree with an Earnout Statement, the Representative shall notify Purchaser in writing of such disagreement within thirty (30) days after delivery of such Earnout Statement to the Representative (each, an “Earnout Objection Dispute”). During the thirty (30)-day period of its review, the Representative shall have reasonable access to any documents, schedules or work papers used in the preparation of such Earnout Statement. The failure of the Representative to deliver written notice of an Earnout Objection Dispute to Purchaser within thirty (30) days after delivery of an Earnout Statement to the Representative shall be deemed acceptance of such Earnout Statement and agreement to the applicable Growth Earnout Period Payment by the Representative.
(iii)Subject to Section 1.11(d)(ii), Purchaser and the Representative shall negotiate in good faith to resolve any Earnout Objection Dispute and any resolution agreed to in writing by Purchaser and the Representative shall be final and binding upon the Parties. If Purchaser and the Representative are unable to resolve all matters in an Earnout Objection Dispute within thirty (30) days of delivery of written notice of such Earnout Objection Dispute by the Representative to Purchaser, then the disputed matters shall be referred for final determination to the Accounting Firm within fifteen (15) days thereafter. The Accounting Firm shall be directed to only consider those items and amounts set forth on the applicable Earnout Statement as to which Purchaser and the Representative have disagreed within the time periods and on the terms specified in Section 1.11(d)(ii) and this Section 1.11(d)(iii) and shall be directed to resolve all unresolved matters in the applicable Earnout Objection Dispute in accordance with the terms and provisions of this Agreement. The Accounting Firm shall be directed to deliver to Purchaser and the Representative, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any unresolved matters in the applicable Earnout Objection Dispute determined in accordance with the terms herein. The Accounting Firm shall be directed to select as a resolution for any unresolved matters in the applicable Earnout Objection Dispute a position within the range of values assigned to such Earnout Objection Dispute by Purchaser and the Representative (based solely on presentations and supporting material provided by the Parties and not pursuant to any independent review). Such report shall, absent manifest error, be final and binding upon all of the parties to this Agreement. Upon the agreement of Purchaser and the Representative or the decision of the Accounting Firm, or if the Representative fails to deliver written notice of disagreement to Purchaser within the thirty (30)-day period provided in Section 1.11(d)(ii), the applicable Earnout Statement, as adjusted if necessary pursuant to the terms of this Agreement, shall be deemed to be the Earnout Statement for purposes of calculating the Growth Earnout Period Payment pursuant to this Section 1.11. Purchaser and the Sellers shall each be responsible for the fees and expenses of the Accounting Firm pro rata, as between Purchaser, on the one hand, and the Sellers, on the other hand, in proportion to the relative difference between the positions taken by Purchaser and the Representative compared to the determination of the Accounting Firm.
(d)Payment and Delivery of Growth Earnout Period Payments.

(i)Within fifteen (15) Business Days following the final determination of the applicable Earnout Statement, Purchaser shall pay, at the direction of the Representative in accordance with terms of the Restructuring Agreement, the Growth Earnout Period Payment (if any) in respect of the applicable Growth Earnout Period, in each case as indicated on such Earnout Statement, by delivering, at the direction of the Representative in accordance with terms of the Restructuring Agreement, a number of shares of Purchaser Common Stock, in the name of the recipient’s name (as provided at the direction of the Representative in accordance with terms of the Restructuring Agreement), equal to the quotient obtained by dividing (x) the applicable Growth Earnout Period Payment by (y) the Average VWAP of the Purchaser Common Stock for the 15-Trading Day period immediately preceding the Closing Date (the “Earnout Shares”); provided, however, that the delivery of any Earnout Shares to any such recipient shall be subject in all cases to the recipient’s compliance with the requirements set forth in Section 5.11 of this Agreement.
(ii)Notwithstanding anything to the contrary contained in this Agreement, in the event that any issuance of the Earnout Shares in accordance with the foregoing Section 1.11(d)(i) would result in any such recipient being the record or beneficial owner of a number of shares of Purchaser Common Stock exceeding the Maximum Ownership Amount, the Purchaser shall hold back a number of shares of Purchaser Common Stock in lieu of delivering them to the applicable recipient in connection with a Growth Earnout Period Payment equal to the difference of (A) the number of Earnout Shares payable in connection with the applicable Growth Earnout Period Payment less (B) the Maximum Ownership Amount (any such held back shares, the “Reserved Earnout Shares”). The Purchaser shall issue and deliver to such recipient the Reserved Earnout Shares promptly thereafter solely to the extent that any such issuance does not cause the recipient to exceed the Maximum Ownership Amount.
(iii)The Growth Earnout Period Payments shall be subject to the Purchaser’s right of setoff set forth in Section 1.6(c)(v)(B) and Section 8.2(c).
(iv)For Tax purposes, the parties shall treat the payment of any Growth Earnout Period Payment as an adjustment to the Closing Purchase Price, except to the extent required by Section 483 or 1274 of the Code or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law).
(e)Operation of Business. From and after the Closing, through the end of the Second Growth Earnout Period, Purchaser shall (i) act in good faith in connection with the operation of the Business, and refrain from taking any action the principal purpose of which is to (x) reduce any Growth Earnout Period Payment or (y) shift or defer realization of the Growth Earnout Period Payments from the Growth Earnout Period to a subsequent period, (ii) provide the Business access to Purchaser’s and its Subsidiaries’ distribution systems on a basis commensurate with that generally provided by Purchaser to its other investment teams and franchises, taking into account the marketing of the applicable product in light of demand, investment performance and customary distinctions in marketing various types of investment products and (iii) not sell any material portion of the Purchased Assets to a third party; provided, that the Business shall, subject to this Section 1.11(e), be managed in the sole discretion of Purchaser, including during the Growth Earnout Period.
(f)Earnout Cap. In no event shall the payments made under this Section 1.11 exceed $10,000,000 in the aggregate.
1.12Allocation of Purchase Price.

(a)Following the Closing, the Representative will prepare an allocation of the Closing Purchase Price (as determined for U.S. federal income tax purposes) and all other capitalized costs and items required under the Code among the Applicable Subsidiaries and the Purchased Assets (including the assets of the Salient-Owned Subsidiaries) and the assets of the Applicable Subsidiaries in accordance with the principles of Section 1060 and Section 755 of the Code and the Treasury Regulations thereunder and any similar provision of state, local or non-U.S. Law, as appropriate (the “Tax Allocation Statement”). The Representative will deliver an initial draft of the Tax Allocation Statement to Purchaser within ninety (90) days following the Closing Date for Purchaser’s review and comment. If Purchaser disagrees with the Tax Allocation Statement, Purchaser shall notify Sellers the in writing of such disagreement within thirty (30) days after the Seller’s delivery of the Tax Allocation Statement. The Sellers and Purchaser shall negotiate in good faith to resolve any such disagreement and shall amend the Tax Allocation Statement to reflect any resolution agreed to in writing.
(b)If the Representative and Purchaser are unable to agree on a final allocation within fifteen (15) days after the delivery of Purchaser’s objection to the Tax Allocation Statement, the Representative and Purchaser shall instruct the Accounting Firm or such other nationally recognized tax advisor acceptable to Purchaser and the Representative (the “Tax Matters Accounting Firm”) to use its best efforts to determine a final allocation as promptly as possible and in no event later than twenty (20) days after submission of the matter to the Tax Matters Accounting Firm. Only disputed items relating to the Tax Allocation Statement shall be submitted to the Tax Matters Accounting Firm for review. All determinations of the Tax Matters Accounting Firm relating to the disputed items, including, if necessary, based on a valuation of any of the Purchased Assets, absent fraud, shall be final and binding on the Parties and shall produce a final allocation. The fees and expenses of the Tax Matters Accounting Firm shall be borne one-half by the Sellers and one-half by Purchaser. Any final allocation agreed or otherwise determined pursuant to this Section 1.12(b) shall be the “Final Tax Allocation Statement” for purposes of this Agreement. The Final Tax Allocation Statement shall be binding on Purchaser and the Sellers and their respective Affiliates.
(c)The Final Tax Allocation Statement, as finally determined pursuant to this Section 1.12, will be conclusive and binding on the Parties. The Parties agree to (and will cause their respective Affiliates to) report, act and file in accordance with the Final Tax Allocation Statement in any relevant Tax Returns or Tax filings and to cooperate in the preparation of any such Tax forms. The Parties will promptly advise one another of the existence of any Tax audit, controversy, litigation or other Tax proceeding related to the Final Tax Allocation Statement. None of the Parties will take any position (whether on any Tax Returns, in any Tax proceeding or otherwise with respect to Taxes) that is inconsistent with the Final Tax Allocation Statement except to the extent required by applicable Law or otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or non-U.S. Law).
ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLERS
As an inducement to Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, the Sellers hereby represent and warrant to Purchaser as follows, except as set forth on the Disclosure Schedules delivered to Purchaser pursuant to the terms of this Agreement:
1.1Organization and Power. Each Seller is a limited partnership duly organized, validly existing and in good standing under the Laws of Delaware and is duly qualified to do business as a foreign partnership and is in good standing in each jurisdiction in which the failure to so exist, be in good standing or qualify would reasonably be expected to have, individually or in the aggregate with all such other failures, a Seller Material Adverse Effect. Each Seller has all requisite power and authority necessary to own and operate its assets and properties (including the Purchased Assets) and to carry on its business (including the Business) as now conducted and to enter into this Agreement and each Related Agreement to which it is a Party and consummate the transactions contemplated hereby and thereby.
1.2Capitalization; Subsidiaries.
(a)Section 2.2(a) of the Disclosure Schedules sets forth a true and complete list of (i) the authorized and outstanding Equity Interests of the Sellers, and the Persons that hold such Equity Interests of the Sellers and (ii) each Subsidiary of the Sellers, together with its jurisdiction of organization and its authorized and outstanding Equity Interests. The Sellers own, directly or indirectly, all right, title and interest in and to the entire issued and outstanding Equity Interests of each of their respective Subsidiaries (other than the Salient JVs) and have good and valid title to such issued and outstanding Equity Interests of each of their Subsidiaries owned by the Sellers, free and clear of all Liens. The Equity Interests of the Sellers and of each Subsidiary of the Sellers have been duly authorized and are validly issued, fully paid and non-assessable, were issued in compliance with all applicable Laws and have not been issued and were not issued in violation of any preemptive or other similar right. The Sellers own, directly or indirectly, all right, title and interest in and to all of the Equity Interests of the Salient JVs held in the name of Seller or one of its Subsidiaries on the books and records of the respective Salient JVs.
(b)Except as set forth in Section 2.2(b) of the Disclosure Schedules, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any kind (absolute, contingent or otherwise), under which the Sellers or any Subsidiary is or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or in any way dispose of, any Equity Interests, or any securities or obligations exercisable or exchangeable for or convertible into any Equity Interests, of the Sellers or their Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth in Section 2.2(b) of the Disclosure Schedules, there are (i) no outstanding or authorized stock appreciation, phantom stock, profit participation or other equity-based compensation or similar rights (other than stock options) with respect to the Sellers or their Subsidiaries or the value or price of the Equity Interests of the Sellers or their Subsidiaries and (ii) no restrictions upon, or voting trusts, proxies or other agreements or understandings of any kind with respect to the voting, purchase, redemption, acquisition or transfer of, or the declaration or payment of any dividend or distribution on, the Equity Interests of the Sellers or their Subsidiaries.
(c)Section 2.2(c) of the Disclosure Schedules sets forth, as of the date hereof, a true and complete list of each Person that is entitled to receive, by virtue of their ownership (directly or indirectly) of Equity Interests in the Sellers or any of their Subsidiaries that are the general partners of (or act in similar capacity with respect to) the Funds, any “carried interest” or similar performance-based compensation in respect of the Funds.
(d)Section 2.2(d) of the Disclosure Schedules sets forth a true and complete list of (i) each Person (other than any Funds or any Subsidiaries) in which the Sellers or any of their Subsidiaries owns, directly or indirectly, any Equity Interests (collectively, the “Salient JVs”), (ii) the authorized Equity Interests and the number of issued and outstanding Equity Interests of each Salient JV and (iii) the ownership percentages of each class of Equity Interests of each Salient JV that are issued and outstanding and the owner of such Equity Interests. The Sellers and their Subsidiaries own the outstanding Equity Interests of each Salient JV as set forth on Section 2.2(d) of the Disclosure Schedules, free and clear of all Liens except for any Liens arising under applicable securities Laws. All of the Equity Interests of the Salient JVs held by the Sellers or any of their Subsidiaries have been duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights.
1.3Authorization; No Breach.
(a)Each Seller has the full limited partnership or other similar power and authority to enter into this Agreement and each Related Agreement to which such Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The written consent of the Board of Managers of each Seller has (i) duly approved and authorized the execution and delivery by each Seller of this Agreement and each Related Agreement to which such Seller is a party and (ii) duly approved and authorized the consummation of the transactions contemplated hereby and thereby. No other limited partnership or other proceedings on the part of any Seller are necessary to authorize the transactions contemplated by this Agreement or any Related Agreement to which such Seller is a party. This Agreement and each Related Agreement to which each Seller is a party has been duly executed and delivered by such Seller and constitutes a valid and binding obligation of such Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles.
(b)Assuming receipt of and subject to the consents set forth in Section 2.3(b) of the Disclosure Schedules, the execution and delivery of this Agreement and any Related Agreement by each Seller does not (i) result in any material breach of any of the provisions of, (ii) constitute a material default under, (iii) give any third party the right to terminate or (iv) result in the creation of any Lien, security interest, charge or encumbrance upon the Purchased Assets pursuant to the provisions of (w) any Organizational Documents of the Sellers or any of their Subsidiaries, (x) any material Contract that is a Purchased Asset, (y) any judgment, order or decree to which any Seller, any Subsidiary of any Seller or any Purchased Asset is subject or (z) any Law to which any Seller or the Purchased Assets are subject, except, in the case of the foregoing clause (x), where it would not, individually or in the aggregate, have a Seller Material Adverse Effect.
(c)Except as set forth in Section 2.3(c) of the Disclosure Schedules, no authorization, consent, approval or exemption is required to be obtained by the Sellers or any of their Subsidiaries (including Broadmark) from, or to be given by any Seller or any of its respective Subsidiaries (including Broadmark), or made by any Seller or any of its respective Subsidiaries (including Broadmark) with, any Governmental Authority in connection with the execution, delivery and performance by each Seller of this Agreement and the Related Agreements to which it is a party.
(d)Sellers have received the written consent of the Management Committee of Broadmark, in accordance with the terms and conditions of the Broadmark JV Agreement, duly approving and authorizing the consummation of the transactions contemplated hereby, including the transfer of all of the Common Shares (as defined in the Broadmark JV Agreement) held by Forward Management, LLC as of the date hereof to Purchaser on the Closing Date, and the Sellers have obtained the written waiver of Broadmark and its other members with respect to their purchase rights as set forth in Section 6.1(b) of the Broadmark JV Agreement, a copy of such waiver being attached hereto as Exhibit A (the “Broadmark JV Interest Transfer Approval and Waiver”).
1.4Assets; Title to Assets; Condition and Sufficiency of Assets.

(a)The Sellers have good and valid title to all of the Purchased Assets (including the Purchased Interests), free and clear of all Liens (other than Permitted Liens).
(b)All items of tangible personal property included in the Purchased Assets are structurally sound, are in good operating condition and repair, and are adequate for the uses to which they are being put, subject to ordinary wear and tear.
(c)Subject to Section 4.1, the Purchased Assets, together with the assets listed on Section 2.4(c) of the Disclosure Schedules, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted.
1.5Real Property.
(a)No Seller or any of its respective Subsidiaries (with respect to the Salient JVs, to the Knowledge of the Sellers) owns any real property.
(b)Section 2.5(b) of the Disclosure Schedules sets forth a true and complete list of all Leases (true and complete copies of which have been delivered to Purchaser) for each parcel of Leased Real Property. Since January 1, 2019, no Seller has received any written notice of any material default under any of the Leases that has not been cured or waived. Except as set forth in Section 2.5(b) of the Disclosure Schedules, no event has occurred and is continuing that would allow the other party thereto to terminate or accelerate performance under or otherwise modify (including upon the giving of notice or the passage of time) any of such Leases.
(c)The applicable Seller has good and valid title to the leasehold interest in each Leased Real Property. No Seller has subleased, assigned or otherwise granted to any Person the right to use or occupy the Leased Real Property or any portion thereof. No Seller has pledged, mortgaged or otherwise granted a Lien on its leasehold interest in any Leased Real Property.
(d)Since January 1, 2019, Sellers have paid all rent due and payable under the Leases.
1.6Financial Statements; No Undisclosed Liabilities.
(a)Section 2.6(a) of the Disclosure Schedules set forth (i) unaudited consolidated financial statements of each Seller and its respective Subsidiaries listed therein, consisting of the balance sheet and statement of income, for the fiscal quarter ended March 31, 2022 (the “Balance Sheet Date”) and the fiscal year ended December 31, 2021 (collectively, the “Interim Financial Statements”), and (ii) the audited consolidated financial statements of each Seller and its respective Subsidiaries listed therein, consisting of balance sheets and statements of income for the fiscal years ended 2019 and 2020 (together with the Interim Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a consistent, as-reported basis throughout the period involved, subject to normal and recurring year-end adjustments and the absence of notes (none of which are material, individually or in the aggregate, to the Business). The Financial Statements are based on the books and records of each Seller on a consolidated basis, and fairly present in all material respects the financial condition of each Seller on a consolidated basis as of the respective dates they were prepared and the results of the operations of each Seller on a consolidated basis for the periods indicated.

(b)Except for (i) Liabilities expressly set forth or adequately reserved against on the Interim Financial Statements, (ii) Liabilities which have arisen after the Balance Sheet Date in the ordinary course of business consistent with past practice and which are not, individually or in the aggregate, material in amount, (iii) Liabilities disclosed on Section 2.6(b) of the Disclosure Schedules and (iv) Liabilities under the executory portion of any Contract arising after the Closing (other than any Liabilities relating to otherwise arising from any tort or breach of Contract or Law relating thereto), there are no material Liabilities in connection or related to the Purchased Assets or the Business (whether accrued, absolute, contingent or otherwise).
1.7Tax Matters. Except as set forth in Section 2.7 of the Disclosure Schedules:
(i)each Seller has timely filed all income and other material Tax Returns with respect to the Purchased Assets that it was required to file prior to the date hereof (except those under valid extensions), and each Salient-Owned Subsidiary has timely filed all income and other material Tax Returns that it was required to file prior to the date hereof (except those under valid extensions). All such Tax Returns are true, correct and complete in all material respects;
(ii)all income and other material Taxes due and owing by each Seller and each Salient-Owned Subsidiary that have been required to be paid on or prior to the date hereof (whether or not shown on any Tax Return) have been paid by such Seller or any Salient-Owned Subsidiary, as applicable;
(iii)no deficiency or proposed adjustment that has not been paid or resolved for any material amount of Tax has been asserted or assessed by any Taxing Authority in writing against (a) any Seller with respect to the Purchased Assets or (b) any Salient-Owned Subsidiary as of the date hereof;
(iv)as of the date hereof, there are no ongoing or pending Tax audits or other Proceedings related to Taxes by any Taxing Authority against (a) any Seller with respect to the Purchased Assets or (b) any Salient-Owned Subsidiary;
(v)each of the Sellers and their Salient-Owned Subsidiaries have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business);
(vi)each Seller and each Salient-Owned Subsidiary has withheld and paid all Taxes required by applicable Law to be withheld with respect to amounts paid or owing to any employee, creditor, independent contractor or other third party;
(vii)there are no Liens for Taxes (other than Permitted Liens) upon any of the Purchased Assets or the assets of any Salient-Owned Subsidiary;
(viii)no written claim has been made by any Taxing Authority in a jurisdiction where each Salient-Owned Subsidiary has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction, nor has any such assertion been threatened in writing;
(ix)no Salient-Owned Subsidiary will be required to include any material items of income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in accounting method for a Tax period beginning on or before the Closing Date and that was agreed to prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) any prepaid or deferred amount received on or prior to the Closing Date, or (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed prior to the Closing;
(x)none of the Salient-Owned Subsidiaries have participated in a “listed transaction” required to be disclosed pursuant to Treasury Regulations Section 1.6011-4(b) or any predecessor thereof and any similar provision of state, local or foreign Law;
(xi)each Salient-Owned Subsidiary (i) has not been a member of an affiliated group filing consolidated, combined or unitary Tax Return under federal, state, local or foreign Law other than each such affiliated group of which it is presently a member, and (ii) has no Liability for the Taxes of any Person other than the Sellers or their Subsidiaries under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by Contract (except, for the avoidance of doubt, any commercial Contracts or other agreements the principal purpose of which does not relate to Taxes);
(xii)none of the Salient-Owned Subsidiaries are a party to or bound by any Tax allocation, sharing, indemnity, or similar agreement or arrangement providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters (except, for the avoidance of doubt, any agreements the principal purpose of which does not relate to Taxes);
(xiii)each Salient-Owned Subsidiary has been, and at all times up to and including the Closing Date will be, properly characterized as a partnership for U.S. federal income Tax purposes (under Treasury Regulation Section 301.7701-3) and for applicable state and local income Tax purposes;
(xiv)no Salient-Owned Subsidiary has made an election under Section 1101(g)(4) of the Bipartisan Budget Act of 2015 to have the new partnership audit regime apply to any of its Tax Returns filed for a Pre-Closing Period prior to the effectiveness thereof;
(xv)no election has been made under applicable state or local income Law by or with respect to any Salient-Owned Subsidiaries pursuant to which a Salient-Owned Subsidiary will incur or otherwise be liable for any state or local income Tax liability under applicable state or local income Law that would have been borne (in whole or in part) by its direct or indirect equity owners had no such election been made (e.g., any “Specified Income Tax Payment” as defined by IRS Notice 2020-75); and
(xvi)each Salient-Owned Subsidiary has not claimed any delayed any payment of any Tax or claimed any Tax benefit pursuant to a COVID-19 Law.
1.8Litigation. Since January 1, 2019, there are no material Proceedings pending or, to the Knowledge of the Sellers, threatened against any Seller or any of its Affiliates in respect of or affecting the Business or the Purchased Assets.
1.9Material Contracts.
(a)Section 2.9(a) of the Disclosure Schedules sets forth a complete and accurate list, as of the date hereof, of all Material Contracts. For purposes of this Agreement, the term “Material Contract” means any of the following Contracts (x) to which the Business or any of the Purchased Assets are bound or affected or (y) to which each Seller or any Subsidiaries of such Seller is a party or by which each Seller or any Subsidiary of such Seller is bound in connection with the Business or the Purchased Assets, excluding any Employee Benefit Plan:
(i)any Advisory Agreement and Private Fund Document;
(ii)any Contract concerning or consisting of a partnership, limited partnership, limited liability company, joint venture, joint marketing (including any pilot program), strategic alliance or similar agreement involving the sharing of profits, losses, costs or Liabilities with a party other than any Seller or any Subsidiary thereof or any Fund;
(iii)any Contract that is not cancellable without penalty by any Seller or its applicable Subsidiary party thereto upon ninety (90) or fewer days’ notice and that involves the performance of services for the Business or with respect to the Purchased Assets resulting in annual expense to any Seller in excess of $50,000;
(iv)any Contract (A) relating to indebtedness for borrowed money or (B) pursuant to which any Seller or any of its Subsidiaries has advanced or loaned, or agreed to advance or loan, any amount to any Person, other than advances to employees of business expenses in the ordinary course of business;
(v)any Contract (including letters of intent) relating to (A) the disposition or acquisition of any assets, properties or material line of business and (B) a merger, consolidation or similar business combination transaction or the acquisition of any operating business or the Equity Interests of any other Person, in each case pursuant to which any Seller or any of its Subsidiaries has any material surviving obligations thereunder;
(vi)any Lease for the Leased Real Property;
(vii)any Contract that (A) restricts in any material respect the manner in which the Business is or may be conducted or (B) grants, or agrees to grant, any Person a right to “most favored nation” terms;
(viii)any Contract providing for a guarantee, support, indemnification, assumption of, or any similar commitment by any Seller or any of its Subsidiaries with respect to Liabilities existing as of the date hereof of any other Person in excess of $50,000;
(ix)any settlement agreements under which any Seller or any of its Subsidiaries have continuing material obligations, Liabilities or rights;
(x)any hedging, derivatives or similar Contract with a remaining value in excess of $50,000;
(xi)any finder’s Contract or arrangement for soliciting, distributing, selling or promoting Investment Management Services;
(xii)any Contract for the placement, distribution or sale of shares, units or other ownership interests of a Fund, including solicitation agreements and investor referral agreements;

(xiii)any Contract for capital expenditures in excess of $50,000 in any twelve-month period;
(xiv)any material Contract relating to material Intellectual Property, excluding non-exclusive licenses to commercially available software or open source software granted to the Business on standard, non-negotiable terms and conditions, or nonexclusive licenses granted to customers of the Business in the ordinary course of business;
(xv)any Contract with any director or officer of any Seller or any of its Subsidiaries other than any employment or other compensatory arrangement; or
(xvi)any Contract or arrangement involving payments based on profits or revenues of any of the Sellers or any of their Subsidiaries (other than under the Organizational Documents of the Sellers or any of their Subsidiaries).
(b)Except as set forth in Section 2.9(b) of the Disclosure Schedules, as of the date hereof, all of the Material Contracts (i) are in full force and effect (subject to expiring in accordance with their terms) and (ii) represent the legal, valid and binding obligations of and are enforceable against the applicable Seller or its Subsidiary that is a party thereto and, to the Knowledge of the Sellers, represent the legal, valid and binding obligations of and are enforceable against the other parties thereto, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles. Except as set forth in Section 2.9(b) of the Disclosure Schedules (w) no Seller or the applicable Subsidiary that is a party thereto nor, to the Knowledge of the Sellers, any other party thereto is in material breach of or material default under, or has failed to perform any material obligations required to be performed by it under, any Material Contract, (x) no Seller or any of its Affiliates has received any written claim or notice of material breach of or material default under any Material Contract and (y) to the Knowledge of the Sellers, no event has occurred that would reasonably be expected to result in a material breach of, a material default under or permit the termination, modification or acceleration of any material obligation under any Material Contract (in each case, with or without notice or lapse of time or both).
1.10Brokerage. Except for fees and expenses payable to Jefferies LLC, there are no claims for brokerage commissions, finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller.
1.11Absence of Certain Changes. Since the Balance Sheet Date, except for the Transactions, each Seller has conducted the Business in the ordinary course of business consistent with past practice and has not taken any action that, if taken following the date of this Agreement, would require the consent of the Purchaser pursuant to Section 4.1. Since the Balance Sheet Date, there has been no Seller Material Adverse Effect.
1.12Compliance with Applicable Laws. Except as set forth in Section 2.12 of the Disclosure Schedules, since January 1, 2019, each Seller (x) has had all material Permits, or exemptions from the requirements to obtain such Permits, necessary for the conduct of the Business and (y) has complied in all material respects with all applicable Laws with respect to the Business and the Purchased Assets. Except as set forth in Section 2.12 of the Disclosure Schedules, since January 1, 2019, no Seller has received any written communication from a Governmental Authority that alleges that any Seller is not in compliance in all material respects with any applicable Laws, rules and regulations with respect to the Business or the Purchased Assets.
1.13Employees and Labor Matters.
(a)Section 2.13(a) of the Disclosure Schedules contains a true, complete and correct list, as of the date hereof, of the following information for each Business Employee: such individual’s name and (i) current annual base salary or base hourly rate, (ii) current target annual incentive compensation opportunity, (iii) job title, (iv) corporate hire date, (v) work location (vi) status as exempt or non-exempt for wage and hour purposes and (vii) status as active or inactive and, if inactive, the type of leave and estimated duration or return date.
(b)Except as set forth in Section 2.13(b) of the Disclosure Schedules, with respect to the Business Employees, (i) there are no collective bargaining agreements, (ii) as of the date hereof, there are no union organizing efforts underway or to Seller’s Knowledge threatened, (iii) there are no labor strikes, slowdowns, work stoppages, lockouts or other material labor disputes pending, or threatened nor have there been any such labor disputes since January 1, 2018, (iv) each Seller and its respective Affiliates are and since January 1, 2018 have been in compliance in all material respects with all applicable Laws relating to employment or engagement of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, employment discrimination, unemployment insurance, civil rights, occupational health and safety, workers’ compensation, pay equity, work visas and/or work authorization, and worker classification (including employee-independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees under the Fair Labor Standards Act and applicable state or local laws), (v)  there are no and there have not been any material charges or proceedings pending before any applicable Governmental Authority responsible for the prevention of unlawful employment practices and (vi)  there are no and there have not been any Proceedings pending, or threatened, with respect to employment or labor matters (including relating to or asserting allegations of employment discrimination, harassment or retaliation, misclassification, wage and hour violations, or unfair labor practices) against or involving the Sellers or any of their Affiliates in any judicial, regulatory or administrative forum.
(c)Except as could not result in the imposition of any material Liability on Purchaser: (i) to the Knowledge of the Sellers, no Business Employee is in violation of any term of any employment contract, non-disclosure agreement, non-solicitation or noncompetition agreement, (ii) no Seller or any of its Affiliates have, in the last six (6) months, implemented any plant closing or mass layoff that includes Business Employees as those terms are defined in the WARN Act, and no layoffs that could reasonably be expected to implicate the WARN Act as it relates to Business Employees are currently contemplated and (iii) there have been no acts or omissions which could reasonably be expect to give rise to any Liability, fine, Tax or other penalty or obligation in relation to or under the WARN Act.
1.14Employee Benefit Plans.
(a)Section 2.14(a) of the Disclosure Schedules lists all Employee Benefit Plans and identifies each Employee Benefit Plan that is an Acquired Plan.
(b)With respect to each Acquired Plan, the following have been made available to Purchaser, as applicable: (i) a plan document and all amendments, or, for any unwritten arrangement, a summary of the material terms and conditions thereof, (ii) the most recent annual report filed on Form 5500 and accompanying schedules, (iii) the current summary plan description and any summaries of material modifications, (iv) the most recent annual financial statements and actuarial reports, (v) the most recent determination or opinion letter regarding Tax-qualified status, (vi) the most recent written results of all required compliance testing and (vii) copies of any material, non-routine correspondence with any Governmental Authority received or sent during the three (3) years prior to the date hereof. With respect to each Employee Benefit Plan that is not an Acquired Plan, the following have been made available to Purchaser, as applicable: (i) a plan document and all amendments, or a summary of the material terms and conditions thereof, and (ii) the most recent determination or opinion letter regarding Tax-qualified status. Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) or is the subject of a favorable advisory or opinion letter from the IRS on the form of such Employee Benefit Plan, and to the Knowledge of the Sellers, nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or, with respect to any such plan that is an Acquired Plan, the imposition of any Liability, penalty or excise Tax under ERISA or the Code.
(c)No Employee Benefit Plan is, and no Seller or any of its ERISA Affiliates has maintained, sponsored or contributed to, or had any obligation to contribute to any plan or arrangement that is, subject to Section 302, 303 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, or is a “multiemployer plan,” within the meaning of Section 3(37) of ERISA.
(d)With respect to each Acquired Plan, each Seller has made all required contributions, premiums or payments required to be made by such Seller on or before their due dates (including permissible extensions). Each Acquired Plan has been established, administered and funded in all material respects in accordance with its express terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. There are no pending or, to the Knowledge of the Sellers, threatened Proceedings against or relating to the Acquired Plans, the assets of any of the trusts under such Acquired Plans or the plan sponsor or the plan administrator, or, to the Knowledge of the Sellers, against any fiduciary of the Acquired Plans, in each case, with respect to the operation of such Plans (other than routine benefits claims). No Acquired Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Governmental Authority.
(e)Except as set forth on Section 2.14(e) of the Disclosure Schedules or as required by this Agreement or applicable Law, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not (alone or in combination with any other event) (A) entitle any Business Employee to severance pay or any other payment, (B) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due, to any such Business Employee or (C) result in payments under any Employee Benefit Plan that would constitute “parachute payments” for purposes of Section 280G of the Code.
1.15Insurance. The Business and the Purchased Assets are covered by valid and currently effective insurance policies (including general liability insurance, property insurance and workers’ compensation insurance), all of which are set forth on Section 2.15 of the Disclosure Schedules and are issued in favor of the applicable Seller or one of its Affiliates, in such types and amounts and covering such risks as are consistent in all material respects with customary practices and standards of companies engaged in businesses and operations similar to those of Seller. There is no claim by such Seller or any of its Affiliates with respect to the Business or any Purchased Assets pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights.
1.16Investment Advisory Matters.
(a)Each of the Adviser Entities is and since January 1, 2019 has been duly registered as an investment adviser under the Advisers Act and under all other applicable

Investment Laws. Except for the Adviser Entities, no Affiliate of any Seller provides Investment Management Services in any jurisdiction or is required to be registered to provide Investment Management Services under any Investment Laws. Each Seller, each Private Fund GP and each Adviser Entity has timely filed all material forms, reports, registration statements, schedules and other material documents, together with any amendments required to be made with respect thereto, that were required to be filed with any applicable Governmental Authority and has paid all fees and assessments due and payable in connection therewith.
(b)Each employee and “associated person” (as such term is defined in the Advisers Act) of each Seller or an Adviser Entity who is required to be registered or licensed as a registered representative, principal, investment adviser representative, salesperson, or equivalent with any Governmental Authority is duly registered or licensed as such and such registration or license is in full force and effect.
(c)Each Seller has made available to Purchaser a correct and complete copy of each Adviser Entity’s Form ADV, as in effect as of the date hereof, and such Form ADV is in compliance in all material respects with the requirements of the Advisers Act. Each Form ADV or amendment to Form ADV of each Adviser Entity did not, as of the date of filing with the SEC (or, with respect to Form ADV Part 2B or its equivalent, as of its date), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances they were made, not misleading. Since January 1, 2019, each Adviser Entity has complied in all material respects with the delivery requirements of Rule 204-3 under the Advisers Act and the delivery requirements of Form ADV.
(d)Each Adviser Entity has implemented written policies and procedures required by Section 204 of the Advisers Act and Rule 206(4)-7 thereunder, complete and correct copies of which have been made available to Purchaser. Except as set forth in Section 2.16(d) of the Disclosure Schedules, each Adviser Entity is and since January 1, 2019 has been in compliance with its respective policies and procedures in all material respects. Each Adviser Entity has designated and approved a chief compliance officer in accordance with Rule 206(4)-7 under the Advisers Act or other applicable Investment Laws.
(e)Each Seller and each Adviser Entity is and since January 1, 2019 has been, in compliance with the applicable provisions of the Advisers Act and all other Investment Laws, as applicable in all material respects.
(f)Each Advisory Agreement and any other arrangements or understandings relating to the rendering of Investment Management Services to a Client includes all provisions required by and has been performed in accordance with the Advisers Act and all other requirements under Investment Laws applicable to the respective Adviser Entity party to the Advisory Agreement in all material respects. Each Client’s account is being managed and since January 1, 2019, has been managed in material compliance with applicable Investment Laws, the Client’s Advisory Agreement and the Client’s written investment objectives, policies and restrictions agreed to by the applicable Adviser Entity. No Adviser Entity is in material default under any Advisory Agreement.
(g)No Seller or any Adviser Entity provides Investment Management Services to any Person other than Clients. Each Adviser Entity provides Investment Management Services to Clients solely pursuant to written Advisory Agreements.
(h)No Seller, any Adviser Entity, nor to any Sellers’ Knowledge any control person, director, officer, or employee (other than employees whose functions are solely clerical or ministerial), nor any other "associated person" (as defined in the Advisers Act) of any Seller or any Adviser Entity is (i) subject to ineligibility pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or an "associated person" of a registered investment adviser, (ii) subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, (iii) subject to ineligibility pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve in any capacity referred to in Section 9(a) thereof to investment companies registered under the Investment Company Act or (iv) subject to similar disqualification under any other Investment Law. There is no action pending or to Sellers’ Knowledge threatened in writing by any Governmental Authority which would provide a basis for any such ineligibility described in this Section 2.16(h).
(i)None of the Adviser Entities, nor to Sellers’ Knowledge any of their respective directors, trustees, officers, agents, representatives or employees (in their capacity as such) has since January 1, 2019, to the extent any such action would result in a violation of Investment Laws, (i) used any funds for contributions, gifts, entertainment or other expenses or (ii) made any payment for a reciprocal practice, or made any other payment or given any other consideration. None of the Adviser Entities, or to Sellers’ Knowledge any of their respective covered associates (as such term is defined in Rule 206(4)-5 under the Advisers Act) thereof has since January 1, 2019: (i) received compensation from any government entity in violation of Rule 206(4)-5 under the Advisers Act, as such terms are defined therein, (ii) provided payment to any Person to solicit a Governmental Authority for Investment Management Services in violation of Rule 206(4)-5 under the Advisers Act or (iii) coordinated or solicited any Person or political action committee to make any contribution or payment in violation of Rule 206(4)-5 under the Advisers Act. No Adviser Entity is prohibited pursuant to Rule 206(4)-5 under the Advisers Act from receiving compensation from Clients that are Governmental Authorities.
(j)All performance records of each Adviser Entity, or composites of performance records of multiple Clients provided, presented or made available by or on behalf of the respective Adviser Entity to any Client or prospective Client complies in all material respects with all Investment Laws. The applicable Seller or the respective Adviser Entity, as applicable, exclusively owns and has the legal and enforceable exclusive right to use such performance records. To the extent that any Adviser Entity claims compliance with the Global Investment Performance Standards (“GIPS”), the investment management performance composites maintained by such Adviser Entity are correct and complete in accordance with GIPS. Each such Adviser Entity maintains all documentation necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of all portfolios that the Adviser Entity includes in any performance record or composite (current and historical performance results) as required by GIPS to support the such Adviser Entity’s claim of GIPS compliance and as required by the Advisers Act, rules and regulations thereunder and applicable no-action letters. Any investment performance earned at a firm other than an Adviser Entity and presented by an Adviser Entity is in material compliance with the Advisers Act and GIPS investment performance portability requirements, and the Adviser Entity maintains all material documentation necessary to form the basis for, demonstrate or recreate the calculation of the performance or rate of return of such performance presentation and appropriate disclosure relating to the source of the results is provided. Without limiting the foregoing, no material published, circulated or distributed by or on behalf of the Adviser Entities to any Client or prospective client or third party acting on behalf of a client or prospective client has been prepared or disseminated since January 1, 2019 in a manner that is inconsistent with the requirements of applicable Investment Laws.
(k)No Seller, any Private Fund GP or any of the Adviser Entities is subject to, or has received written notice of, an examination, inspection or investigation by a Governmental Authority, and since January 1, 2019 no such examination, inspection or investigation has been started or completed for which no examination report is available.
1.17Registered Funds.

(a)Section 2.17(a) of the Disclosure Schedule lists all of the Registered Funds to which each of the Adviser Entities provides Investment Management Services. Each such Registered Fund is, and since January 1, 2019 has been, duly registered with the SEC as an investment company under the Investment Company Act.
(b)Each Advisory Agreement with a Registered Fund is and since January 1, 2019 has been duly approved in compliance with Section 15 of the Investment Company Act.
(c)Each Registered Fund is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its portfolio assets and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under applicable Laws.
(d)Each Registered Fund has, since January 1, 2019, operated in material compliance with all Investment Laws and with its respective investment policies and restrictions, as set forth in the applicable prospectus and registration statement for such Registered Fund.  Since January 1, 2019, each Registered Fund has filed all regulatory documents in material compliance with all Investment Laws, and each Registered Fund has complied in all material respects with the privacy and security rules and applicable regulations promulgated under the Gramm-Leach-Bliley Act, including the giving of any required notices to investors in each of the Registered Funds and the safeguarding of investors’ non-public personal information.
(e)The shares, units or other ownership interests of each Registered Fund (i) have been issued and sold in compliance with all Investment Laws and (ii) are qualified for public offering and sale in each jurisdiction where such offers are being made to the extent required under Investment Laws. Each prospectus, statement of additional information or offering memorandum used to offer shares or other interests in a Registered Fund has been prepared in compliance in all material respects with the requirements of applicable Investment Laws and has not included an untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(f)The audited balance sheet of each Registered Fund as of each such Registered Fund’s two (2) most recently completed fiscal years, and the related other audited financial statements for such two (2) most recently completed fiscal years, has been prepared in accordance with GAAP and presents fairly in all material respects the financial position and other financial results of such Fund at the dates and for the periods stated therein.
(g)There is no Proceeding pending or to Sellers’ Knowledge threatened against any Registered Fund.
(h)Each Registered Fund has adopted and maintained at all times since January 1, 2019 as required by, and to the extent necessary to comply with, Investment Laws the following written policies and procedures reasonably designed to effectuate the purposes thereof: (i) a code of ethics pursuant to the applicable provisions of the Investment Company Act (including Section 17(j) thereof and Rule 17j-1 thereunder), (ii) written policies and procedures pursuant to Rule 38a-1 under the Investment Company Act and (iii) anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program in compliance with all Investment Laws. Since January 1, 2019, there have been no “material compliance matters”, as such term is defined in Rule 38a-1(e)(2) under the Investment Company Act, with respect to any Registered Fund. All payments by each Registered Fund relating to the distribution of its shares (other than payments that are not required by applicable Investment Laws to be paid pursuant to a 12b-1 plan) have since January 1, 2019 been made in material compliance with the related 12b-1 plan and each 12b-1 plan adopted by each Registered Fund, and the operation of each such 12b-1 plan, currently complies in all material respects with Rule 12b-1 under the Investment Company Act and other applicable Law. No Registered Fund has paid or is paying, directly or indirectly, any amount to any Person which is primarily intended to finance the distribution of its shares, except in accordance with a 12b-1 plan.
(i)For all taxable years since January 1, 2019, (i) each Registered Fund has elected to be treated as, and has qualified to be classified as, a regulated investment company taxable under Subchapter M of Chapter 1 of the Code, and (ii) each Registered Fund has timely filed (or caused to be timely filed) all federal income and other material Tax Returns required to be filed by it (taking into account any applicable extensions or waivers) with any Taxing Authority and has timely paid (or caused to be paid) all Taxes shown on such Tax Returns and there is no currently pending or proposed in writing audit of such Tax Returns. There are no outstanding waivers or comparable consents given by any Registered Fund regarding the application of the statute of limitations with respect to material Taxes.
1.18Private Funds.
(a)Section 2.18(a) of the Disclosure Schedules lists all of the Private Funds to which any of the Adviser Entities and Private Fund GPs provides Investment Management Services. Except for such Private Funds and the Registered Funds listed on Section 2.17(a) of the Disclosure Schedules, there are no pooled investment vehicles for which an Adviser Entity or Private Fund GP provides Investment Management Services or serves as the sponsor, general partner, managing member, sub-adviser, or in any similar capacity (including any master or feeder fund, parallel fund, fund of one or other similar alternative investment vehicle or third party co-investment vehicle).
(b)Each Private Fund is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate, trust, company, or partnership power to carry on its business as it is now being conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under applicable Laws.
(c)Each Private Fund has, since January 1, 2019, operated in material compliance with all Investment Laws and with its investment policies and restrictions, as set forth in its Private Fund Documents (as they may be amended from time to time). Since January 1, 2019, each Private Fund has filed all regulatory documents in material compliance with all Investment Laws, and each Private Fund has complied in all material respects with the privacy and security rules and applicable regulations under the Gramm-Leach-Bliley Act, including the giving of any required notices to investors in each of the Private Funds and the safeguarding of investors’ non-public personal information.
(d)The shares, units, or other ownership interests of each Private Fund have been issued and sold in compliance with all Investment Laws. Since January 1, 2019, no Private Fund has issued or had outstanding any shares, units or other ownership interests that are registered or required to be registered under applicable Investment Laws. Each Private Fund Document has been prepared in compliance in all material respects with the requirements of applicable Investment Laws and has not included any untrue statement of material fact or omitted to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(e)Each Private Fund has since January 1, 2019 timely filed (or caused to be timely filed) all federal income and other material Tax Returns required to be filed by it (taking into account any applicable extensions or waivers) with any Taxing Authority and has timely paid (or caused to be paid) all Taxes shown on such Tax Returns. There is no currently pending or proposed in writing audit of such Tax Returns. There are no outstanding waivers or comparable consents given by any Private Fund regarding the application of the statute of limitations with respect to Taxes.
(f)There is no Proceeding pending or to Sellers’ Knowledge threatened against any Private Fund.
(g)Since January 1, 2019, no Private Fund has been required to register as an investment company under the Investment Company Act. Each Private Fund complies, and since inception has complied, with the requirements of Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, as applicable.
(h)For each Private Fund, there has been since January 1, 2019 in full force and effect an Advisory Agreement at all times pursuant to which an Adviser Entity was, directly or indirectly, performing Investment Management Services for such Private Fund, as applicable. Each Advisory Agreement pursuant to which an Adviser Entity has received compensation respecting its activities in connection with any of the Private Funds has been duly approved and performed in all respects in accordance with the Organizational Documents of the Private Funds and applicable Laws. The applicable Seller has made available to Purchaser prior to the date hereof true and complete copies of each such Advisory Agreement and all Side Letters with any Private Fund.
(i)Each Private Fund currently is, and has been since January 1, 2019, operated in compliance in all material respects with the terms of its Advisory Agreements, its Private Fund Documents and all applicable Investment Laws. Each Adviser Entity and each of the Private Fund GPs is operating each Private Fund in compliance in all material respects with the terms of such Fund’s Private Fund Documents and all applicable Investment Laws. Each of the investments made by each Private Fund since January 1, 2019 (i) has been made in accordance in all material respects with the investment policies and objectives of such Private Fund in effect at the time such investments were made and (ii) has been held in accordance in all material respects with such Private Fund’s investment policies and objectives to the extent applicable and in effect at the time such investments were held. Each Private Fund is in compliance in all material respects with the terms governing each of its underlying investments (including in respect of compliance with any applicable reporting and confidentiality provisions). None of the Private Funds is in default with respect to any obligations to contribute capital to such underlying investments.
(j)To the extent any of such items has been previously prepared, each Seller has made available to the Purchaser prior to the date hereof true and complete copies of the audited financial statements, prepared in accordance with GAAP, of each of the Private Funds for the two (2) fiscal years ending December 31, 2021 and December 31, 2020 (each hereinafter referred to as a “Fund Financial Statement”). Each of the Fund Financial Statements is consistent in all material respects with the books and records of the relevant Private Fund and presents fairly in all material respects in accordance with GAAP applied on a consistent basis (except as otherwise noted therein) the consolidated financial position of the Private Fund at the respective date of such Fund Financial Statement and the results of operations and cash flows for the respective periods indicated. The Fund Financial Statements accurately reflect and disclose all material changes in accounting principles and practices adopted by each of the Private Funds during the periods covered by each Fund Financial Statement. No Seller, any Adviser Entities or any of the Private Fund GPs has since January 1, 2019 received any written notice of any material deficiencies or weaknesses in the design or operation of internal controls over financial reporting that have adversely affected or would reasonably be expected to adversely affect any Private Fund’s ability to record, process, summarize, and report financial information. Since

January 1, 2019 there has been no occurrence of fraud that involves management or other employees who have a significant role in a Private Fund’s internal controls over financial reporting and none of the Sellers, the Adviser Entities nor any Private Fund GP has received any written notice of any fraud that involves management or other employees who have a significant role in any Private Fund’s internal controls over financial reporting.
(k)Since January 1, 2019, no Private Fund has at any time been terminated, or has had its investment operations suspended or terminated, prior to the end of its stated term or had its management, investment management or investment advisory function transferred away from the applicable Adviser Entity.
(l)Each Private Fund is in compliance in all material respects with, and since January 1, 2019, has not been in default under any agreement involving the incurrence of indebtedness by such Private Fund.
(m)There are no outstanding legal actions against any Seller, the Adviser Entities, the Private Fund GPs or any Private Fund with respect to the unlawful marketing or sale by any intermediary, placement agent, distributor or solicitor of an interest in any Private Fund in each case in any manner which could give rise to any Liability of any kind.
(n)Each Private Fund that is an ERISA Client is in compliance in all material respects with the applicable requirements of ERISA and Section 4975 of the Code, including with respect to venture capital operating company (as defined in the Department of Labor regulations) qualification, if applicable.
1.19Broker-Dealer Compliance Matters.
(a)Since the later of January 1, 2019 and the commencement of their engagement in activities for which registration as a broker-dealer is or was required (such activities, the “Broker-Dealer Activities”), each Broker-Dealer Entity has been duly registered, licensed and qualified as a broker-dealer under applicable Investment Laws and in all other jurisdictions where such registration, licensing and qualifications are so required. Each Broker-Dealer Entity is a member firm in good standing with FINRA and each other self-regulatory organization of which it is required to be a member. Each Broker-Dealer Entity has filed all regulatory reports, schedules, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that it was required to file with any applicable governmental entities (collectively, the “BD Regulatory Filings”), and has paid all fees and assessments due and payable in connection therewith. The information contained in the BD Regulatory Filings was true, complete and correct in all material respects at the time of filing, and each Broker-Dealer Entity has made all amendments to such BD Regulatory Filings as it is required to make under any applicable legal requirements. Each Seller has made available to Purchaser a true, complete and correct copy of each Broker-Dealer Entity’s membership agreement with FINRA. Each Broker-Dealer Entity is operating in compliance in all material respects with the terms and conditions of such membership agreement, and no action is pending with FINRA to amend such membership agreement.
(b)(i) No Broker-Dealer Entity nor any associated persons (as such term is defined in the Exchange Act and bylaws of FINRA) thereof is: (A) ineligible pursuant to Section 15(b) of the Exchange Act to serve as a broker-dealer or as an associated person of a broker-dealer, (B) subject to “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, (C) subject to any disciplinary proceedings or orders that would be required to be disclosed on Form BD or Forms U-4 and U-5 (and which disciplinary proceedings or orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated person is required to file such forms or (D) subject to disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such person as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 14C of the Exchange Act; and (ii) there is no Proceeding pending or to Sellers’ Knowledge threatened by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses.
(c)No Broker-Dealer Entity nor any associated persons (as such term is defined in the Exchange Act and bylaws of FINRA) thereof is subject to disqualification under Rule 262 of Regulation A under the Securities Act or Rule 506(d) of Regulation D under the Securities Act, or any similar disqualification provision under Regulation E under the Securities Act and none of them has ever been subject to such disqualification.
(d)Since the later of January 1, 2019 and the commencement of the Broker-Dealer Activities, the Broker-Dealer Activities have been conducted in material compliance with all applicable Investment Laws. Each Broker-Dealer Entity has established, in compliance with applicable Investment Laws, and maintained in effect since January 1, 2019, written policies and procedures reasonably designed to achieve compliance with applicable Investment Laws, including those required by (i) FINRA Rules, (ii) applicable anti-money laundering terrorism financing laws, rules and regulations, including a written customer identification program and (iii) identity theft laws.
(e)None of the Broker-Dealer Entities, the Sellers, any Affiliate of the Seller, nor to Sellers’ Knowledge any of their respective officers, directors, employees, security holders or associated persons (as such term is defined in the Exchange Act and bylaws of FINRA) has received written notice of any action, audit, sweep letter, examination, customer complaint or other inquiry pending or to Sellers’ Knowledge threatened against a Broker-Dealer Entity or involving any key person, employee or associated person, as the case may be. There is no unresolved violation or exception raised by any governmental entity or customer with respect to each Broker-Dealer Entity’s activities. None of the Broker-Dealer Entities has settled any claim or proceeding initiated by the SEC, FINRA or any other Governmental Authority. None of the Broker-Dealer Entities has since January 1, 2019 had an order, decree or judgement entered against it in connection with any applicable legal requirement governing the operations of the Broker-Dealer Entity.
(f)Each Broker-Dealer Entity currently maintains, and has since the later of January 1, 2019 and the date that it was required to be registered as a broker-dealer maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by the Broker-Dealer Entity, and in an amount sufficient to ensure it is not required to file a notice under Rule 17a-11 under the Exchange Act.
1.20Related Party Transactions. Except as set forth on Section 2.20 of the Disclosure Schedules, other than any Employee Benefit Plan, no Related Party: (a) owns any property or right, whether tangible or intangible, which is used or held for use by any Seller or its Subsidiaries or other Affiliates or any Salient JVs; (b) owes any money to any Seller or its Subsidiaries or other Affiliates or any Salient JVs or is owed money from any Seller or its Subsidiaries or other Affiliates or any Salient JVs; (c) is a party to any Contract with any Seller or its Subsidiaries or other Affiliates or any Salient JVs; or (d) provides services or resources to any Seller or its Subsidiaries or other Affiliates or any Salient JVs or is dependent on services or resources provided by any Seller or its Subsidiaries or other Affiliates or any Salient JVs. As used herein, “Related Party” means: (A) any former or present member of any Seller or any Affiliate of any former or present member of the Seller; (B) any former or present officer, director, manager or employee of the Seller; (C) any spouse, sibling or descendant (including natural or adoptive descendants) of any individual listed in clauses (A) or (B) of this definition; and (D) any entity that is controlled by any one or more of the Persons listed in clauses (A), (B) and (C) of this definition.
1.21Regulatory Compliance.
(a)Except as set forth on Section 2.21(a) of the Disclosure Schedules, each Seller is, and since January 1, 2019 has been, in material compliance with all Investment Laws and all Banking Laws with respect to the Purchased Assets.
(b)No Seller or any Affiliate of any Seller (other than the Adviser Entities, each of which is registered with the SEC as an investment adviser, and the Broker-Dealer Entities, each of which is registered with the SEC as a broker-dealer) is or has been (i) registered, licensed or qualified as a bank, trust company, broker-dealer, investment adviser, commodity introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company or insurance broker within the meaning of any applicable law, (ii) required to be registered, licensed or qualified as a bank, trust company, broker-dealer, investment adviser, commodity introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company or insurance broker under any applicable law or (iii) subject to any liability by reason of any failure to be so registered, licensed or qualified. No Seller or any Affiliate has received written notice of, and, there is no pending, or threatened in writing, proceeding concerning any failure to obtain any bank, trust company, broker-dealer, investment adviser, commodity introducing broker, futures commission merchant, swap dealer, security-based swap dealer, municipal advisor, real estate broker, insurance company or insurance broker registration, license or qualification.
(c)Except as could not reasonably be expected to result in Liability to Purchaser, with respect to each Client (other than the Funds) to which the applicable Seller provides Investment Management Services with respect to the Purchased Assets that is an ERISA Client, each Seller, in the performance of such Investment Management Services, is in compliance in all material respects with the applicable requirements of ERISA and the Code. Except as set forth on Section 2.21(c) of the Disclosure Schedules, the assets of each Fund managed by the Sellers do not constitute “plan assets” (within the meaning of the U.S. Department of Labor regulations located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA) (“Plan Assets”). Except as could not reasonably be expected to result in Liability to Purchaser, no Seller, with respect to the Purchased Assets, has, in the provision of Investment Management Services, engaged in or caused an ERISA Client or state pension plan to engage in any non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or any other prohibited transaction under any applicable state pension Law. Each of the Sellers and their Subsidiaries (in each case, to the extent so required because such Sellers and Subsidiaries are providing Investment Management Services with respect to Plan Assets) satisfies the definition of a “qualified professional asset manager” within the meaning of Prohibited Transaction Class Exemption 84-14, as amended (the “QPAM Exemption”), issued by the U.S. Department of Labor, and no Seller or any of its Subsidiaries is disqualified from relying on the QPAM Exemption as a result of conviction or imprisonment for the acts described in Part I(g) thereof. No Seller or any of its Subsidiaries is disqualified from providing Investment Management Services as a result of conviction or imprisonment for the acts described in Section 411(a) of ERISA.
(d)Each Adviser Entity that is required to be registered as a commodity pool operator and/or commodity trading advisor under the Commodity Exchange Act and a member of the National Futures Association (a “Company Commodity Subsidiary”) is, and, since January 1, 2019, so registered and such membership is in effect.  No Affiliate of the Sellers, except each Company Commodity Subsidiary, acts or has acted as a “commodity pool operator” or “commodity trading advisor” of or with respect to any Person within the meaning of the Commodity Exchange Act.  No Affiliate of the Sellers, except each Company Commodity Subsidiary, is required to be registered with the CFTC as a commodity pool operator or commodity trading advisor and a member of the National Futures Association.  Each Company Commodity Subsidiary is duly registered, licensed or qualified as a commodity pool operator or commodity trading advisor in each jurisdiction where the conduct of its business requires such registration and is in compliance with all federal, state and foreign Laws requiring any such registration, licensing or qualification.  Each Company Commodity Subsidiary has complied with all reporting, recordkeeping and disclosure requirements of the CFTC and the National Futures Association applicable to a registered commodity pool operator and commodity trading advisor.
1.22Intellectual Property; IT Assets.
(a)Section 2.22(a) of the Disclosure Schedules sets forth a true, complete and accurate list of (i) all Intellectual Property registrations and applications owned by each Seller or any of its Subsidiaries, including all patents, registered trademarks, copyright registrations, domain names, and all applications therefor, in each case listing, as applicable (A) the name of the current applicant or registrant, (B) the date of application or issuance, (C) the jurisdiction where the application or registration is located and (D) the application or registration number, (ii) all unregistered trademarks of each Seller or any of its Subsidiaries (other than the Salient JVs) that are material to the Business and (iii) all material Software, data, databases or compilations of information owned or purported to be owned by each Seller or any of its Subsidiaries (collectively, and together with all other Intellectual Property owned or purported to be owned by each Seller or any of its Subsidiaries, the “Owned Intellectual Property”). Each Seller or one of its Subsidiaries exclusively owns all right, title and interest in and to all of their material Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens and non-exclusive licenses granted by Sellers or their Affiliates in the ordinary course of business), and any such registrations including such rights are subsisting, unexpired, valid and enforceable.
(b)No present or former employee, officer or director of any Seller or any of its Subsidiaries, or agent or outside contractor or consultant of any Seller or any of its Subsidiaries, holds any right, title or interest, directly or indirectly, in whole or in part, in or to any Owned Intellectual Property. All Persons who have authored, created or developed any Owned Intellectual Property for or under the supervision or direction of any Seller or any of its Subsidiaries have executed and delivered to such Seller or one of its Subsidiaries a valid and enforceable written agreement providing for the assignment (by way of a present grant of assignment) by such Person to such Seller or one of its Subsidiaries of all such Intellectual Property rights authored, created or developed by such Person in connection with his or her employment or engagement.
(c)To the Knowledge of the Sellers, in each instance, there is no, and since January 1, 2019, have not been any, infringement, misappropriation or other violation by any Person of any Owned Intellectual Property. The conduct of the Business as currently conducted does not infringe, misappropriate or otherwise violate, and since January 1, 2019, has not infringed, misappropriated or otherwise violated any Intellectual Property of any Person, in any material respect. There is no Proceeding pending or, to the Knowledge of the Sellers, threatened in writing against any Seller or any of its Subsidiaries (i) alleging any infringement, misappropriation or other violation of any Person’s Intellectual Property or (ii) challenging the ownership or use by any Seller, any Subsidiary of any Seller or the Business, or the validity or enforceability of, any Owned Intellectual Property.

(d)The IT Assets of each Seller and its Subsidiaries (the “Salient IT Assets”) function properly and, are free, in all material respects, of any viruses, malware and other IT Corruptants. Each Seller and its Subsidiaries use commercially reasonable methods to protect the integrity, security and continuous operation of their IT Assets. The Salient IT Assets used by each Seller in the operation of the Business are sufficient in all material respects for such Seller’s and the Business’ current needs in the operation of the Business as presently conducted, including sufficient numbers of seat, server core, or other unit-based licenses of leases used in the operation of the business.
(e)Since January 1, 2019, no Salient IT Assets have experienced failures, breakdowns or continued substandard performance that have caused material disruption or material interruption in any use thereof by any Seller or any of its Subsidiaries or in the conduct of their business. Each Seller and its Subsidiaries have in place reasonable business continuity and disaster recovery plans that are designed to minimize and mitigate the occurrence, duration and effect of any unscheduled unavailability of the Salient IT Assets. Each Seller and its Subsidiaries have tested such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing, or corrections were or are being made to be effective upon such testing.
1.23Privacy and Data Security.
(a)Each Seller and its Subsidiaries (with respect to the Salient JVs, to the Knowledge of the Sellers) materially comply with, and since January 1, 2019 have materially complied with, all applicable Data Protection Requirements.
(b)There is no Proceeding pending, and since January 1, 2019, there has not been any Proceeding, against any Seller or any of its Subsidiaries (with respect to the Salient JVs, to the Knowledge of the Sellers) by any private party or any Governmental Authority investigating, inquiring into, or otherwise relating to any actual or potential violation of any Data Protection Requirements with respect to the collection, use, retention, disclosure, transfer, storage or disposal of Personal Information or Business Data and no notice, complaint, claim, enforcement action, inquiry, audit, or litigation has been served on, or, to the Knowledge of the Sellers, initiated against any Seller or any of its Subsidiaries alleging violation of any Data Protection Requirements relating to the Sellers’ or any of their Subsidiaries’ use of Personal Information and/or Business Data.
(c)Each Seller and its Subsidiaries (with respect to the Salient JVs, to the Knowledge of the Sellers) have, at all times since January 1, 2019, taken commercially reasonable steps compliant with applicable Data Protection Requirements that are designed to (i) protect the operation, confidentiality, integrity, availability, and security of the Sellers’ and their Subsidiaries’ software, systems, and websites that are involved in the collection and/or processing of Personal Information and/or Business Data (ii) identify internal and organizational risks to the confidentiality, integrity, security, availability of Personal Information and/or Business Data, taking into account the sensitivity of the data or systems and (iii) maintain notification procedures in compliance with applicable Data Protection Requirements in the case of any breach of security compromising Personal Information and/or Business Data.
(d)Since January 1, 2019, there have been no material failures, crashes, security incidents, or Data Security Breaches of any of the information systems used to store or process Personal Information and/or Business Data, or otherwise related to Personal Information and/or Business Data that would require (i) notification of individuals, law enforcement or any Governmental Authority or (ii) remedial action under Data Protection Requirements. There are no pending complaints, actions, fines, or other penalties facing any Seller or any of its Subsidiaries (with respect to the Salient JVs, to the Knowledge of the Sellers) in connection with any such failures, crashes, security breaches, unauthorized access, use, or disclosure, or other adverse events or incidents.
1.24Investment Intent; Investigation; Legend.
(a)Each Seller acknowledges and agrees that, if such Seller receives any Earnout Shares in respect of any Growth Earnout Period Payment in accordance with Section 1.11 of this Agreement, such Seller will acquire such Earnout Shares for its own account for investment, and not with a view to resale or distribution thereof in violation of securities Laws and with no present intention of distribution or reselling any part thereof. Each Seller is, and at the time of acquisition of any Earnout Shares shall be, an “accredited investor” under the meaning of Rule 501(a) under the Securities Act.
(b)Each Seller acknowledges that, in connection with such Seller’s receipt of any Earnout Shares in respect of any Growth Earnout Period Payment in accordance with Section 1.11 of this Agreement, such Seller is relying on its own investigation and analysis in agreeing to receive (if and when earned) such Earnout Shares as the form of consideration for the Growth Earnout Period Payment. Each Seller is knowledgeable about the industries in which Purchaser operates and is capable of evaluating the merits and risks of receiving (if and when earned) the Earnout Shares as part of the consideration hereunder and is able to bear the substantial economic risk of such investment for an indefinite period of time.
(c)Each Seller acknowledges that the certificates representing any Earnout Shares (or the book-entry account maintained by the transfer agent evidencing ownership of the Earnout Shares, as applicable) payable to such Seller in respect of any Growth Earnout Period Payment in accordance with Section 1.11 of this Agreement will bear the following legend or restrictive notation:
“THE SECURITIES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.
THE SECURITIES EVIDENCED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE PURCHASE AGREEMENT, DATED AS OF MAY 23, 2022, BY AND AMONG WESTWOOD HOLDINGS GROUP, INC., SALIENT PARTNERS, L.P. AND THE OTHER PARTIES THERETO, AND THE VOTING AGREEMENT, DATED AS OF THE CLOSING DATE, BY AND AMONG WESTWOOD HOLDINGS GROUP, INC. AND SALIENT PARTNERS, L.P. AND THE OTHER PARTIES THERETO.”

1.25Lender Acknowledgement and Restructuring Agreement. As of the date of this Agreement, each Seller has delivered to Purchaser a true and complete copy of the Lender Acknowledgement and the Restructuring Agreement executed by the applicable Lender Parties, dated as of the date hereof. Each of the Lender Acknowledgement and the Restructuring Agreement is valid and in full force and effect, and an irrevocable agreement of each party thereto, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a failure of any condition under the Restructuring Agreement or in any way invalidate the Lender Acknowledgement or the Restructuring Agreement. Each of the Lender Acknowledgement and the Restructuring Agreement is effective as of the date hereof and will be effective as of the Closing.
1.26Requisite Equityholder Consents and Releases. As of the date of this Agreement, each Seller has delivered to Purchaser true and complete copies of all Requisite Equityholder Consents and Releases, dated as of the date hereof. Each of the Requisite Equityholder Consents and Releases is valid and in full force and effect, and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to invalidate any such Requisite Equityholder Consents and Releases.
ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PURCHASER
As an inducement to the Sellers to enter into this Agreement and to consummate the transactions contemplated hereby, Purchaser represents and warrants to the Sellers as follows:
1.1Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the failure to so be in good standing or qualify would reasonably be expected to have, individually or in the aggregate with all other such failures, a Purchaser Material Adverse Effect. Purchaser has all requisite power and authority necessary to own and operate its properties and to carry on its business as now conducted and to enter into this Agreement and consummate the transactions contemplated hereby and thereby.
1.2Authorization; No Breach.
(a)Purchaser has all requisite organizational power and authority to execute and deliver this Agreement and the Related Agreement to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of, and performance by, Purchaser of this Agreement, and with respect to any Related Agreements to which it will be a party, will be prior to the Closing, authorized by all necessary action on the part of Purchaser and its directors, shareholders, managers and members, as applicable. This Agreement and the Related Agreements to which Purchaser is or will be a party have been or will be, at or prior to the Closing, duly executed and delivered by Purchaser and, subject to the due authorization, execution and delivery of this Agreement and the Related Agreements to which Purchaser is or will be a party by the other parties hereto and thereto, will constitute, or when executed and delivered will constitute, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and as limited by the availability of specific performance and the application of equitable principles.

(b)Assuming receipt of and subject to the consents set forth in Section 3.2(b) of the Disclosure Schedules, except as set forth in Section 3.2(b) of the Disclosure Schedules, the execution, delivery and performance by Purchaser of this Agreement does not (i) result in any material breach of any of the provisions of, (ii) constitute a material default under, (iii) give any third party the right to terminate, (iv) result in the creation of any lien, security interest, charge or encumbrance upon any shares of capital stock or other equity securities or any material assets of Purchaser pursuant to the provisions of or (v) require any authorization, consent, approval, exemption or other action by, or notice to, any Governmental Authority, in each case, except as has been obtained or as contemplated in this Agreement, under (w) the Organizational Documents of Purchaser, (x) any material Contract to which Purchaser is a party or by which its assets are bound, (y) any judgment, order or decree to which Purchaser is subject or (z) any Law or other restriction of any Governmental Authority to which Purchaser is subject, except, in the case of each of the foregoing clauses (x), (y) and (z), where the violation, breach, default or acceleration would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.
1.3Legal Proceedings. There are no material actions, suits, proceedings or orders pending or, to the knowledge of Purchaser, threatened against Purchaser at Law or in equity, or before or by any Governmental Authority, except for any such actions, suits, proceedings or orders that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.
1.4Investigation. Purchaser is knowledgeable about the industries in which the Sellers operate and is capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Purchaser has been afforded access to the books and records, facilities and personnel of the Purchased Assets, the Sellers and their Subsidiaries for purposes of conducting a due diligence investigation, has received all information requested by it and its representatives from the Sellers and has conducted its own due diligence investigation of the Purchased Assets and the Sellers and their Subsidiaries.
1.5Financing. Purchaser has, on the date hereof, the financial capability and all sufficient cash on hand or available to be drawn under revolving credit facilities on an unconditional basis necessary to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, and will have all such capability on the Closing Date. Purchaser affirms that it is not a condition to Closing or to any of its obligations under this Agreement that Purchaser obtain financing for the transactions contemplated by this Agreement.
1.6Brokerage. Other than any fees or compensation payable to RBC Capital Markets, LLC, Purchaser and its Affiliates do not have any liability or obligation to pay brokerage commissions, finder’s fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by Purchaser or any of its Affiliates.
1.7R&W Insurance Policy. Purchaser has bound coverage under the R&W Insurance Policy and the R&W Insurance Policy is, as of the date hereof, in full force and effect. Purchaser is current in all premiums or other payments due under the R&W Insurance Policy as of the date hereof.
1.8No Additional Representations; Disclaimer.
(a)Purchaser acknowledges and agrees that no Seller or any of its Affiliates, counsel, advisors, consultants, agents or other representatives, nor any other Person acting on behalf of any of the foregoing Persons or any of their respective Affiliates or representatives, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Sellers or their respective businesses, operations or assets, or the Purchased Assets except as expressly set forth in this Agreement (including the Disclosure Schedules). Purchaser further acknowledges and agrees that no Seller Party, nor any of its respective direct or indirect Affiliates or representatives (or any of their directors, officers, employees, members, managers, partners, agents or otherwise), will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such information, or any information, document or material made available to Purchaser or its Affiliates or their respective, counsel, accountants, consultants, advisors, agents or other representatives in that certain Confidential Information Memorandum prepared by Jefferies LLC, in certain “data rooms” and online “data sites,” management presentations, management interviews or any other form in expectation or anticipation of the transactions contemplated by this Agreement.
(b)Purchaser acknowledges and agrees that, except for the representations and warranties of the Sellers expressly set forth in Article 2, the Purchased Assets are being acquired AS IS WITHOUT ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR INTENDED USE OR ANY OTHER EXPRESSED OR IMPLIED WARRANTY. Purchaser acknowledges and agrees that it is consummating the transactions contemplated by this Agreement without any representation or warranty, express or implied, whatsoever, except for the representations and warranties of the Sellers expressly set forth in Article 2. PURCHASER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE, WHETHER EXPRESS OR IMPLIED AND HOWSOEVER CONVEYED (INCLUDING ANY RELATING TO THE PURCHASED ASSETS OR THE PAST, PRESENT OR FUTURE FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF THE PURCHASED ASSETS), ARE HEREBY SPECIFICALLY DISCLAIMED FOR ALL PURPOSES BY THE SELLERS.
(c)In connection with Purchaser’s investigation of the Purchased Assets, Purchaser has received, directly or indirectly, through its Affiliates, counsel, advisors, consultants, agents or other representatives, from or on behalf of the Sellers or their Affiliates, counsel, advisors, consultants, agents or other representatives, certain projections, including projected statements of operating revenues, income from operations, and cash flows (and the business transactions and events underlying such statements) and certain business plan information, projections, presentations, predictions, calculations, estimates and forecasts and other similar data. Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans, statements, predictions, presentations, calculations and other similar data, that Purchaser is aware of such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans, statements, calculations, predictions and other similar data), and that neither Purchaser nor any Purchaser Party will have any claim under any circumstances against any Seller Party or any other Person with respect thereto or arising therefrom. Accordingly, none of the Seller Parties makes any representations or warranties whatsoever to Purchaser or any other Person with respect to such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data (including the reasonableness of the assumptions underlying such projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data) and no such Person will be entitled to rely on such estimates, projections, forecasts, plans, statements, calculations, presentations, predictions and other similar data for any purpose, including in connection with the transactions contemplated by this Agreement or the financing thereof.

ARTICLE 4

PRE-CLOSING COVENANTS
1.1Operation of Business. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 7.1), except as otherwise expressly provided herein (including in the Disclosure Schedules), as required by Law or, following consultation with Purchaser to the extent reasonably practicable, in response to any Contagion Event, the Sellers shall use their commercially reasonable efforts to, conduct their business in the ordinary course of business consistent with past customs and practices and use their commercially reasonable efforts to (a) keep the business operations, organization, goodwill and properties of their business, including the Business, the Purchased Assets and relations with clients, suppliers, employees and other key business relations, intact in all material respects and (b) keep their books of account, files and records relating to their business, the Business and the Purchased Assets in the ordinary course of business and in accordance with present practice. Without limiting the generality of the foregoing, from the date hereof until the Closing, except as otherwise expressly contemplated by this Agreement (including in the Disclosure Schedules), the Sellers and their Subsidiaries (other than the Salient JVs) shall not take any of the following actions without the prior written consent of Purchaser:
(a)sell, license, pledge, dispose of or encumber any material assets;
(b)except as required under the terms of any existing Employee Benefit Plan or applicable Law, (i) establish, amend or terminate any Acquired Plan, or with respect to any other Employee Benefit Plan to the extent applicable to a Business Employee (but only to the extent any such establishment, amendment or termination of such other Employee Benefit Plan would materially increase Purchaser’s cost with respect to the Business Employees individually or in the aggregate following, Closing), or any “employee benefit plan” (as defined in Section 3(3) of ERISA) or other employee benefit plan, policy, agreement or arrangement, in each case, that would be an Acquired Plan, or with respect to any other Employee Benefit Plan to the extent applicable to a Business Employee (but only to the extent any such establishment, amendment or termination of such other Employee Benefit Plan would materially increase Purchaser’s cost with respect to the Business Employees individually or in the aggregate, following Closing), in each case, if in effect on the date hereof; (ii) except as required by applicable Law or in the ordinary course of business and consistent with past practice, increase by more than 5% the aggregate compensation, including, as applicable, the base salary and/or target incentive compensation opportunities of any Business Employee,; (iii) accelerate the vesting or payment of any compensation or benefits of any Business Employee; (iv) fund any payments or benefits that are payable or to be provided under any Acquired Plan or any other Employee Benefit Plan in which Business Employees participate as of the date hereof; (v) terminate or transfer any Business Employee whose base salary exceeds $125,000 without “cause”; (vi) hire or engage any employee who would be a Business Employee with annual base cash compensation that exceeds $125,000, other than to fill a vacancy created by the termination, resignation or any other departure of an existing Business Employee; (vii) make any loan to any Business Employee (other than advancement of expenses in the ordinary course of business consistent with past practices or loans provided under any qualified retirement plan); or (viii) except as required by applicable Law, enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or works council;
(c)except in the ordinary course of business consistent with past practice, materially amend, modify, terminate, renew or cancel any Material Contract;
(d)make any material changes in their methods, practices, principles or policies of financial accounting, except as may be required under GAAP;

(e)except to the extent required by applicable Law, make any material Tax election with respect to the Sellers and their Affiliates that is inconsistent with elections made in prior periods, fail to pay any material Tax of or with respect to the Sellers and their Affiliates as such Tax becomes due and payable, file any amendment making any material change to any Tax Return of or with respect to the Sellers and their Affiliates, settle or compromise any material Tax liability of or with respect to the Sellers and their Affiliates, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any material Taxes with respect to the Sellers and their Affiliates (other than pursuant to an extension of time to file any Tax Return granted in the ordinary course of business) or adopt or change any material accounting method in respect of Taxes with respect to the Sellers and their Affiliates, in each case to the extent such action could reasonably be expected to materially increase any liability for Taxes of the Purchaser following the Closing;
(f)enter into any agreement or arrangement that would be reasonably likely to, after the Closing Date, limit or restrict in any material respect Purchaser or any of its Affiliates from engaging or competing in any line of business, in any location or with any Person;
(g)settle or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Business or the Purchased Assets or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated by this Agreement;
(h)effect any recapitalization, reclassification, equity dividend or distribution, equity split or similar change in its classification;
(i)make any redemption or purchase of any of their Equity Interests (other than redemptions or repurchases in the ordinary course of business from employees or other service providers pursuant to call rights in accordance with their terms);
(j)cancel any debts owed to or claims held by such Persons, other than in the ordinary course of business;
(k)make any capital expenditures in excess of $50,000, in the aggregate;
(l)acquire (including by merger, stock purchase or otherwise), or make any capital commitment to, any corporation, partnership or other business organization, business or division thereof (for the avoidance of doubt, the foregoing shall not restrict any acquisitions or investments by Funds);
(m)adopt any amendments to their Organizational Documents;
(n)in each case other than in the ordinary course of business, (i) create any Subsidiary, (ii) enter into an agreement of partnership, (iii) become a member of a limited liability company, a partner (general or limited) of a partnership or a limited liability partnership or a joint venture, or a shareholder of a corporation or (iv) make any investment in another Person, other than solely in the Sellers or a Subsidiary of the Sellers;
(o)make any loans or advances to any Person, other than loans or advances made to employees in the ordinary course of business consistent with past practice or any loans provided under any qualified retirement plan;

(p)enter into any new line of business or launch any new products;
(q)incur any material Indebtedness for borrowed money or forgive any Indebtedness;
(r)except as could reasonably be expected to be inconsistent with the fiduciary duties under applicable Law of the governing bodies of any Seller, recommending to the board of the Salient CEF to institute share buybacks, tender offers or other purchases or otherwise settle any proxy contests or disputes or to effect a liquidation; or
(s)authorize, agree or commit to do any of the foregoing.
1.2Access. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 7.1), the Sellers will permit Purchaser and representatives of Purchaser to have access at reasonable times during normal business hours, and in a manner so as not to interfere with the normal business operations of the Sellers, to the Purchased Assets and the employees and properties of the Sellers and the Business; provided, however, that the foregoing will (i) not unreasonably interfere with the operations of the Sellers and their Affiliates, (ii) be permitted only in compliance with any protocols, directives, polices or guidelines of the Sellers or applicable Governmental Authority related to any Contagion Event, (iii) not apply with respect to any information the disclosure of which would, in such Seller’s reasonable discretion, waive any applicable privilege, violate any applicable Law or breach any duty of confidentiality owed to any Person and (iv) not include any environmental sampling; provided, further, that in the case of the foregoing clause (iii), the Sellers shall reasonably cooperate with Purchaser to establish an appropriate confidential procedure or other workaround to provide Purchaser with access that is reasonable under the circumstances (including by redacting certain information or providing portions of information such that the information or access being provided would not constitute a waiver of any applicable privilege, a violation any applicable Law or a breach of any duty of confidentiality owed to any Person). Purchaser acknowledges that Westwood Holdings Group, Inc. is and remains bound by the Confidentiality Agreement between Westwood Holdings Group, Inc. and Salient Partners, L.P. dated October 20, 2021 (as amended, the “Confidentiality Agreement”) and Purchaser agrees to abide by the terms of the Confidentiality Agreement in the same manner as such terms are applicable to Westwood Holdings Group, Inc. The provision of any information pursuant to this Agreement by the Sellers and their Affiliates will not expand the remedies available hereunder to Purchaser or its Affiliates under this Agreement in any manner. The information provided pursuant to this Agreement will be used solely for the purpose of effecting the transactions contemplated by this Agreement and will be governed by all the terms and conditions of the Confidentiality Agreement. No investigation by Purchaser or other information received by Purchaser or its Affiliates shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the Sellers in this Agreement.
1.3Contact with Customers, Suppliers and Other Business Relations. From the date of this Agreement until the Closing, Purchaser and its Affiliates and representatives will not, without the prior written consent of the Sellers, contact or communicate with any of the employees, customers, suppliers, vendors, service providers or other business relations of the Sellers or their Subsidiaries in connection with the transactions contemplated hereby.
1.4Exclusivity. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 7.1), the Sellers, on behalf of themselves and their controlled Affiliates, agrees that they will not, and will use reasonable best efforts to cause their officers, directors, employees, agents and representatives not to, solicit, initiate or knowingly encourage any proposal or offer from, provide any confidential information concerning the Purchased Assets or the Business to, or participate in discussions or negotiations or enter into any agreement with any Person (other than Purchaser and its representatives) with respect to the acquisition of all or any material portion of the Business or the Purchased Assets.
1.5Client Consent Process; Related Regulatory Filings.
(a)Non-Fund Client Consents. Promptly following the date of this Agreement, but in any event within thirty (30) days following the date of this Agreement, the Sellers will deliver or cause to be delivered to Clients that are not Funds written notice of the transactions contemplated hereby. Such notice, which shall be in a form reasonably satisfactory to Purchaser, shall (i) inform each such Client of the transactions contemplated hereby, (ii) inform each such Client of the intention of the Parties to complete the transactions contemplated hereby, (iii) inform each such Client that the completion of the transactions contemplated hereby will result in an assignment or deemed assignment to an Affiliate of the Purchaser of the Advisory Agreement between such Client and the applicable counterparty, and (iv) request the written Consent of each such Client to such assignment or deemed assignment, as required by such Advisory Agreement and applicable Law. Not less than thirty (30) days after the date such request is sent, the Sellers shall send to each Client that has not provided the written consent requested by the initial Consent request prior to such date and for which negative Consent is not prohibited by the terms of such Advisory Agreement, a subsequent notice (x) informing each such Client of the assignment or deemed assignment of the Client’s Advisory Agreement that will result from the completion of the transactions contemplated hereby and the intention of the applicable Affiliate of the Purchaser to continue to provide investment advisory services to such Client pursuant to the existing Advisory Agreement with such Client after the Closing if such Client continues to accept investment advisory services and does not terminate such agreement or otherwise express such Client’s objection to such assignment or deemed assignment within thirty (30) days after the sending of such subsequent notice and (y) unless prohibited by the terms of the Advisory Agreement, that the Consent of such Client will be deemed to have been given if such Client continues to accept investment advisory services and does not terminate its Advisory Agreement or otherwise object to such assignment or deemed assignment within thirty (30) days after the sending of such subsequent notice. On or around the date that is thirty (30) days after the initial written notice is sent, the Sellers will send to each such Client whose Advisory Agreement requires affirmative Consent (but not, for the avoidance of doubt, negative Consent ) who received, but who has not by such date returned a response to, the initial notice, an additional notice again requesting such Client’s Consent to the assignment or deemed assignment of such Advisory Agreement that will result from the completion of the transactions contemplated hereby.
(b)Private Fund Consents. Promptly following the date of this Agreement, but in any event within thirty (30) days following the date of this Agreement, the Sellers shall deliver or cause the relevant Adviser Entities to deliver written notice to investors in Private Funds managed by the Adviser Entities (“Private Fund Investors”) of the transactions contemplated hereby.  Such notice, which shall be in a form agreed to by the Purchaser, shall (i) inform each such Private Fund Investor of the transactions contemplated hereby, (ii) inform each such Private Fund Investor of the intention of the parties to complete the transactions contemplated hereby, (iii) inform each such Private Fund Investor that the completion of the transactions contemplated hereby will result in an assignment or deemed assignment to an Affiliate of the Purchaser of the Advisory Agreement between the relevant Private Fund and the applicable counterparty, (iv) inform each such Private Fund Investor of the intention of the applicable Affiliate of the Purchaser to provide the advisory services pursuant to the existing Advisory Agreement with such Private Fund so long as a majority-in-interest (or such higher percentage as may be required under the applicable Advisory Agreement) of the Private Fund Investors provide (and do not withdraw) their Consent to the assignment or deemed assignment of such Private Fund’s Advisory Agreement, (v) request the written Consent of each such Private

Fund Investor to the assignment or deemed assignment of the Advisory Agreement that will result from the completion of the transactions contemplated hereby, and (vi) request the written Consent of each such Private Fund Investor to the amendment, effective as of the Closing Date, of the Private Fund Documents of such Private Fund to substitute an Affiliate of the Purchaser as (A) the general partner or managing member (or equivalent), as applicable, of the Private Fund and (B) the investment manager, investment adviser or sub-advisor, as applicable, of such Private Fund, in each case in a form of amendment agreed to by the Purchaser. Sellers shall use their respective reasonable best efforts to obtain the consents described in clauses (v) and (vi) of the preceding sentence. Not less than thirty (30) days after the date such initial request is sent, the Sellers shall deliver or cause the relevant Adviser Entity to deliver to each Private Fund Investor that has not provided the written Consent requested by the initial Consent request prior to such date and for which negative Consent is not prohibited by the terms of such Fund’s Private Fund Documents, a subsequent notice (a “Private Fund Negative Consent Notice”), (x) informing each such Private Fund Investor of the assignment or deemed assignment of the Advisory Agreement, the amendment of the Private Fund Documents, and the intention of an Affiliate of the Purchaser to provide investment advisory services to the applicable Private Fund on terms substantially identical to the existing Advisory Agreement with the applicable Private Fund after the Closing so long as a majority-in-interest (or such higher percentage as may be required under the applicable Advisory Agreement) of the investors in the applicable Fund Consent or are deemed to have Consented to the assignment and amendment of the Private Fund Documents (as applicable) as described in this Section 4.5(b) and (y) unless prohibited by the terms of the Private Fund Documents, that the Consent of such Private Fund Investor to such assignment and amendment will be deemed to have been given if such Private Fund Investor does not affirmatively object to such assignment and amendment within thirty (30) days after the sending of such subsequent notice. For each Private Fund for which the written Consent of Private Fund Investors to the assignment and/or amendment of such Private Fund’s Private Fund Documents is required, on or around the date that is thirty (30) days after the initial written notice is sent, the Sellers will send to each Private Fund Investor in such a Private Fund who received, but who has not by such date returned, the initial notice, an additional notice again requesting such Client’s Consent to the assignment or deemed assignment of the applicable Private Fund’s Advisory Agreement and amendment of the Private Fund Documents.
(c)Proxy Process for Funds that are Registered Investment Companies.
(i)The Sellers will recommend to the boards of trustees of each of Salient MF Trust, Forwards Funds Trust (together with the Salient MF Trust, the “Salient Open End Funds”), and the Salient Midstream & MLP Fund (the “Salient CEF”) that such boards of trustees, at a meeting which, to the extent required by applicable Law, shall be held in-person, (A) with respect to the Salient CEF, consider and act upon a proposed new Advisory Agreement to be entered into by the Salient CEF with an Affiliate of the Purchaser that would take effect upon termination of the Salient CEF’s existing Advisory Agreement as a result of the transactions contemplated by this Agreement; (B)with respect to the Salient CEF, consider and affirmatively accept the nomination of Persons designated by the Purchaser to the Salient CEF’s board of trustees; (C) with respect to the Salient Open End Funds, consider and affirmatively approve a proposal to reorganize each series thereof into a newly established fund to be advised by an Affiliate of the Purchaser or an Acquired Subsidiary, as applicable, (each, a “New Purchaser Fund,” and each such reorganization, a “Reorganization”); (D) with respect to the Forward Funds Trust, consider and approve Forward Securities, LLC to act as distributor of each series thereof, to be effective at Closing, and to approve distribution agreements with such distributor on reasonable and customary terms and conditions (collectively, the “Trustees’ Approval”); and (E) hire AST Fund Solutions LLC with respect to the Salient Open End Funds and Okapi Partners LLC with respect to the Salient CEF, in each case as proxy solicitor to facilitate the Shareholder Approvals. In addition,

Sellers will recommend to such boards of trustees that such boards recommend to the shareholders of the Salient Open End Funds and the Salient CEF that such shareholder vote in favor of the Shareholder Approvals.
(ii)For each New Purchaser Fund, the Purchaser shall use its commercially reasonable efforts to obtain, as promptly as practicable following the date hereof, the approval, to the extent required to effect any Reorganization, of the applicable New Purchaser Fund’s board of trustees or directors, as applicable of such Reorganization, the formation of the New Purchaser Funds and new Advisory Agreements between the New Purchaser Funds and an Affiliate of the Purchaser (the “New Purchaser Fund Trustees’ Approval”). Purchaser shall cause each New Purchaser Fund to have been duly registered with the SEC on Form N-1A.
(iii)Purchaser shall, and Sellers shall cooperate with Purchaser to, work with the Salient Open End Funds to prepare and cause to be filed with the SEC, as promptly as reasonably practicable following the date of this Agreement and the receipt of the Trustees’ Approval with respect to the Salient Open End Funds and the New Purchaser Fund Trustees’ Approval, a combined proxy statement/prospectus on Form N-14 (together with any amendments thereof or supplements thereto and any other required proxy materials, each, a “Proxy/Prospectus”) seeking approval of the transactions contemplated by this Agreement and all matters contained within the Trustees’ Approval that require approval by Salient Open End Fund shareholders pursuant to applicable Investment Laws (approval of such items by the shareholders, the “Open End Fund Shareholder Approvals”). Each of the Sellers and Purchaser shall have a reasonable opportunity to review and comment on the draft of the Proxy/Prospectus before filing (including any Proxy/Prospectus that includes an amendment or supplement contemplated hereby). Purchaser will furnish all information concerning Purchaser or information to be provided by Purchaser under the Proxy/Prospectus as the New Purchaser Funds or the Salient Open End Funds may reasonably request in connection with the preparation of the Proxy/Prospectus, and such information, at the time it is given, will be accurate and complete in response to the request, will not contain any untrue statement of a material fact and will not omit to state any material fact (A) necessary to make the response to the request not misleading in light of the circumstances under which such response is provided or (B) necessary to correct any statement in any earlier response that has become false or misleading. Any written information provided by the Parties in connection with this Agreement for a Proxy/Prospectus will, at the time such information is provided, insofar as it contains or consists of information supplied by the applicable Party, be accurate and complete and will not contain any untrue statement of a material fact, or omit to state any material fact (X) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (Y) necessary to correct any statement in any earlier communication that has become false or misleading.
(iv)Seller shall, and Purchaser shall cooperate with Seller to, work with the Salient CEF to prepare and cause to be filed with the SEC, as promptly as reasonably practicable following the date of this Agreement and the receipt of the Trustees’ Approval with respect to the Salient CEF a proxy statement (together with any amendments thereof or supplements thereto and any other required proxy materials, a “Proxy Statement”) seeking approval of the transactions contemplated by this Agreement and all matters contained within the Trustees’ Approval that require approval by Salient CEF shareholders pursuant to applicable Investment Laws (approval of such items by the Salient CEF shareholders, together with the Open End Fund Shareholder Approvals, the “Shareholder Approvals” and the Shareholder Approvals together with the Trustees’ Approvals, the “Registered Fund Approvals”). Each of the Purchaser and

Sellers shall have a reasonable opportunity to review and comment on the draft of the Proxy Statement before filing (including any Proxy Statement that includes an amendment or supplement contemplated hereby). Seller will furnish all information concerning Seller or information to be provided by Seller under the Proxy Statement as the Salient CEF may reasonably request in connection with the preparation of the Proxy Statement, and such information, at the time it is given, will be accurate and complete in response to the request, will not contain any untrue statement of a material fact and will not omit to state any material fact (A) necessary to make the response to the request not misleading in light of the circumstances under which such response is provided or (B) necessary to correct any statement in any earlier response that has become false or misleading. Any written information provided by the Parties in connection with this Agreement for a Proxy Statement will, at the time such information is provided, insofar as it contains or consists of information supplied by the applicable Party, be accurate and complete and will not contain any untrue statement of a material fact, or omit to state any material fact (X) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (Y) necessary to correct any statement in any earlier communication that has become false or misleading.
(v)Each of the Sellers on the one hand, and Purchaser on the other hand, will as promptly as reasonably practicable notify the other, of the receipt of any material oral or written comments from the SEC relating to the Proxy/Prospectus or Proxy Statement, as applicable, including any request from the SEC for amendments of or supplements to such Proxy/Prospectus or Proxy Statement, as well as any material request by the SEC for additional information about such Proxy/Prospectus or Proxy Statement. The Sellers and Purchaser will cooperate to work with the Registered Funds and Purchaser New Funds to respond to the comments of the SEC with respect to the Proxy/Prospectus or Proxy Statement, as applicable and to cause such Proxy/Prospectus or Proxy Statement to be mailed to the shareholders of the Registered Funds as promptly as practicable after each such Proxy/Prospectus or Proxy Statement is cleared by the SEC. Each of Purchaser and Sellers shall provide the other with a reasonable opportunity to review and comment on the Registered Funds’ and Purchaser New Funds’ responses to comments of the SEC before filing (and each will provide comments, if any, as promptly as practicable) and each of the Sellers and Purchaser will provide the other with copies of material filings made and material written correspondence with the SEC regarding the Proxy/Prospectus or Proxy Statement, as applicable, promptly after filing or submission, as applicable. If at any time prior to the Closing, any information should be discovered by any Party that should be set forth in the Proxy/Prospectus or Proxy Statement, as applicable, so that such Proxy/Prospectus or Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information will promptly notify the other Parties and the applicable Party shall, to the extent advisable or required by applicable Law, use commercially reasonable efforts to cause the filing of a further Proxy/Prospectus or Proxy Statement including an appropriate amendment or supplement describing such information promptly with the SEC and to disseminate the same to the Registered Funds’ shareholders.
(vi)The first $250,000 of Proxy Expenses incurred shall be borne by Purchaser, and thereafter, Proxy Expenses of up to an additional $1,250,000 will be paid 50% by Sellers and 50% by Purchaser; provided, that any Proxy Expenses in excess of $1,500,000 shall be paid by the Purchaser. Notwithstanding the foregoing, with respect to any Proxy Expenses incurred in relation to the solicitation of proxies from shareholders of the Salient CEF, in accordance with Section 4.5(c), such expenses shall be paid 50%

by Sellers and 50% by Purchaser; provided, that, in no event shall such Proxy Expenses include litigation expenses or any other expenses incurred in connection with a Proceeding related thereto; provided, further, for purposes of clarity, any Proxy Expenses incurred prior to the date hereof in relation to Salient CEF shall be borne 100% by Sellers.
(vii)In the event that the all conditions to each Party’s obligation to consummate the transactions contemplated by this Agreement (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, but Shareholder Approvals have not been obtained with respect to a particular Registered Fund, the Sellers will recommend to the boards of trustees of such Registered Fund that, at a meeting which, to the extent required by applicable Law, is in-person, that such boards of trustees adopt and approve an interim Advisory Agreement pursuant to Rule 15a-4 under the Investment Company Act (the “15a-4 Agreements”). The Sellers and Purchaser will continue to use their commercially reasonable efforts to obtain the Shareholder Approvals for all Registered Funds for which a 15a-4 Agreement was approved, and for which the requisite Shareholder Approval is not obtained as of the Closing Date. This covenant will survive until the expiration of 180 days after the Closing Date.
(d)Covenants with respect to Section 15(f) of the Investment Company Act. In accordance with Section 15(f) of the Investment Company Act (i) for a period of three (3) years following the Closing Date, Purchaser will not cause or permit any “interested person” of Purchaser, as such term is defined in the Investment Company Act, to become or to continue as a member of the board of trustees of the Registered Funds unless, taking into account such interested person, at least seventy-five percent (75%) of the members of such board of trustees are not interested persons of Purchaser and (ii) for a period of two (2) years following the Closing Date, Purchaser will not engage in or cause and will prevent any Affiliate of Purchaser from engaging in or causing, any act, practice or arrangement that imposes an unfair burden on the Registered Funds within the meaning of Section 15(f) of the Investment Company Act as a result of the transactions contemplated by this Agreement or any express or implied terms, conditions or understandings applicable thereto.
(e)Other Regulatory Filings.
(i)From the date of this Agreement until the Closing (or until such earlier time as this Agreement is terminated in accordance with Section 7.1), Purchaser shall at its sole cost: (i) make all the filings with the Governmental Authorities set forth on Schedule 4.5(e)(i) and seek all such Consents required from any Governmental Authority in connection with the Transactions as promptly as practicable and (ii) use commercially reasonable efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement. The Sellers agree to promptly respond to any requests for information, inquiries or comment letters issued by such Governmental Authorities and to promptly respond to any proposed undertakings or commitments sought by the Governmental Authorities from the Sellers in connection with seeking any such Consents in connection with the Transactions.
(ii)As soon as reasonably practicable following the date of this Agreement, the Sellers agree to cause each Broker-Dealer Entity to prepare and submit a FINRA Application consistent with the requirements of FINRA Rule 1017. The Sellers shall use reasonable best efforts to obtain “Fast Track” treatment for each FINRA Application. The form of each FINRA Application shall be subject to the prior written approval of Purchaser, which approval shall not be unreasonably withheld, conditioned or delayed. Each of Purchaser and Sellers shall reasonably cooperate with each other and provide each other all information reasonably requested in connection with the other’s review and input to each FINRA Application and will keep each other informed on a timely basis of any responses to information requests from FINRA that are required to obtain FINRA approval of each FINRA Application. If a FINRA Application is approved for “Fast Track” treatment, each of the Company and Parent agrees to and to cause its Affiliates to respond promptly to the other in regard to such requests to ensure compliance with FINRA’s five (5) business day response time period. The Sellers agree, and the Purchaser agrees to cooperate with Seller’s efforts to, use reasonable best efforts to obtain the FINRA approval of the FINRA Application of Forward Securities, LLC.
(f)General Cooperation. In addition to the foregoing obligations of the Parties in this Section 4.5, Purchaser and the Sellers will use commercially reasonable efforts to effectuate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each Party to this Agreement will use commercially reasonable efforts to: (i) after affording the other of Purchaser, on the one hand, or the Sellers, on the other hand, a reasonable opportunity to review and reasonably comment thereon, make any filings and give any notices required to be made or given by such Party in connection with the transactions contemplated by this Agreement, (ii) after affording the other of Purchaser, on the one hand, or the Sellers, on the other hand, a commercially reasonable opportunity to review and reasonably comment thereon, obtain any Consent required to be obtained (pursuant to any applicable Law, Contract or otherwise) by such Party in connection with the transactions contemplated by this Agreement, including accepting or entering into undertakings or commitments sought by Governmental Authorities that are usual, customary and reasonable for the transactions of the type contemplated by this Agreement, and (iii) lift any restraint, injunction or other legal bar to the transactions contemplated by this Agreement. Purchaser, on the one hand, and the Sellers, on the other hand, will promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained prior to the Closing.
(g)Other Notices and Cooperation. Each Party will use commercially reasonable efforts to file, as promptly as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Party with any Governmental Authority with respect to the transactions contemplated by this Agreement and to submit promptly any additional information requested by any such Governmental Authority. Purchaser, on the one hand, and the Sellers, on the other hand, will respond as promptly as practicable to: (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney or other Governmental Authority in connection with antitrust or related matters. Subject to such confidentiality restrictions as may be reasonably requested, Purchaser, on the one hand, and the Sellers, on the other hand, will coordinate and cooperate with one another in exchanging such information and each will render such reasonable assistance as the other may reasonably request in connection with the foregoing.
1.6Payoff Letters. The Sellers shall deliver to Purchaser, no later than two (2) Business Days prior to the Closing Date, customary payoff letters (the “Payoff Letters”) from the Lender Parties with respect to the Indebtedness set forth on Section 4.6 of the Disclosure Schedules, in each case in form and substance reasonably satisfactory to Purchaser.
1.7Employee Releases. The Sellers shall use reasonable best efforts to obtain, on or prior to the Closing, from each employee of the Sellers or any of their Subsidiaries who is not a Transferred Employee and who is being paid any severance or other termination payment in connection with the termination of his or her employment with the Sellers or their applicable Subsidiary as a result of the Transactions, an executed release, in form and substance reasonably satisfactory to Purchaser (provided, however, that any forms of releases attached to the applicable employee’s employment agreement shall be deemed satisfactory to Purchaser), releasing Purchaser and the other Purchaser Parties (after giving effect to the Transactions) from any and all claims arising out of or relating to the Transactions.
1.8Interim Period Reporting. From and after the date hereof, the Sellers shall keep Purchaser reasonably apprised of any material developments with respect to the matters set forth in Section 4.5 hereof, including by providing written status reports to Purchaser from time to time at Purchaser’s reasonable written request. Additionally, from and after the date hereof, the Sellers shall, and shall cause its Subsidiaries to, make available to Purchaser the following additional information:
(a)within (x) forty-five (45) days following the last day of each fiscal quarter ending after the date hereof but prior to the Closing Date and (y) seventy-five (75) days following the last day of each fiscal year ending after the date hereof but prior to the Closing Date, the unaudited consolidated financial statements of the Sellers and their Subsidiaries, including the balance sheet and statements of income, for the fiscal year or quarter (as applicable) so ended, in each case prepared in a manner consistent with the Financial Statements;
(b)within five (5) Business Days following delivery thereof to the Lender Parties (but in any event no later than June 30, 2022), the audited consolidated financial statements of the Sellers and their Subsidiaries for the 2021 fiscal year, including the balance sheet and statement of income, for the fiscal year so ended, in each case prepared in a manner consistent with the Financial Statements;
(c)within twelve (12) Business Days following the last day of any calendar month ending after the date hereof but prior to the Closing Date, the Revenue Run Rate for the month so ended; and
(d)within twelve (12) Business Days following the last day of any calendar month ending after the date hereof but prior to the Closing Date, the Adjusted Assets Under Management as of the end of such month; provided, that solely for purposes of the calculation of Adjusted Assets Under Management under this Section 4.8(d), the applicable “date of determination” in the definition of Adjusted Assets Under Management shall be deemed to be a reference to the date that is the last day of the applicable month so ended.
1.9Broker-Dealer Agreements. From the date of this Agreement until the Closing (or until such earlier time as this Agreement is validly terminated in accordance with Section 7.1), Purchaser shall use commercially reasonable efforts to enter into a Contract with a broker-dealer with which any Seller or its Affiliates has an agreement as of the date hereof and pursuant to which a product is provided to a Client, to the extent Purchaser does not have an agreement with such broker-dealer and cannot otherwise provide such product to such Client.
ARTICLE 5

ADDITIONAL AGREEMENTS
1.1Press Releases. No press release or public announcement related to this Agreement or the Transactions, will be issued or made by any Party or any of its Affiliates without the prior written approval of the other Party, unless required by Law or the requirements of any securities exchange (in the reasonable opinion of counsel), in which case, to the extent reasonably practicable and permitted by applicable Law, the other Party will have the right to review and approve such press release, announcement or communication prior to its issuance, distribution or publication. Prior to the Closing, except as permitted or otherwise contemplated by the terms of this Agreement, no announcement or communication to the employees, customers or service providers or of the Sellers or any of their Subsidiaries will be issued or made by Purchaser or any of its Affiliates with respect to the Transactions without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, with respect to any information that has been publicly disclosed or announced in accordance with the terms of this Section 5.1, following such public disclosure or announcement, such information may be included by any Party in any subsequent public disclosure or announcement.
1.2Transaction Expenses. Except as otherwise expressly set forth herein, each Party will be solely responsible for payment of any fees and expenses incurred by or on behalf of it or its Affiliates in connection with the Transactions or otherwise required by applicable Law.
1.3Post-Closing Record Retention and Access. From and after the Closing, Purchaser will provide the Sellers, their Affiliates and their respective authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours, to any books and records and other materials in the possession of Purchaser relating to periods prior to the Closing Date in connection with any tax, financial, legal or accounting purposes, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby, compliance with the rules and regulations of the Securities and Exchange Commission or any other Governmental Authority. Purchaser will, for a period of seven (7) years following the Closing Date, retain books and records or other materials (or copies thereof) related to the Purchased Assets in its possession in accordance with its document retention policies and as required by applicable Law.
1.4Other Tax Provisions.
(a)Additional Cooperation on Tax Matters. Purchaser and the Sellers will cooperate fully, as and to the extent reasonably requested by the other Party and at the requesting Party’s expense, in connection with the preparation and filing of any Tax Return and any audit, litigation or other proceeding with respect to Taxes. For the avoidance of doubt, Purchaser and the Sellers shall only be required to provide Tax information relating exclusively to the Purchased Assets and the Salient-Owned Subsidiaries.
(b)No Amendments or Restatements. Until the expiration of the Growth Earnout Period, Purchaser and its Affiliates will not (i) file, or cause to be filed, any restatement or amendment of, modification to or claim for refund relating to any Tax Return with respect to the Purchased Assets or the Salient-Owned Subsidiaries for any Pre-Closing Period, (ii) make any Tax election with respect to the Purchased Assets or the Salient-Owned Subsidiaries that has retroactive effect to any Pre-Closing Period, (iii) make or initiate any voluntary contact with any Taxing Authority or any Governmental Authority with respect to the Purchased Assets for any Pre-Closing Period, (iv) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency with respect to the Purchased Assets or the Salient-Owned Subsidiaries for any Pre-Closing Period or (v) otherwise take any action directly with respect to any Purchased Assets, Assumed Liabilities or Salient-Owned Subsidiaries, in each case, that would reasonably be expected to result in the Sellers (or any of their Affiliates or direct or indirect owners) being liable for any Taxes in respect of a Pre-Closing Period, without the prior written consent of the Sellers (such consent not to be unreasonably withheld, conditioned or delayed).
(c)Transfer Taxes. All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, will be paid 50% by Purchaser and 50% by the Sellers. The Sellers and Purchaser will cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes and will cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.
(d)Straddle Period Taxes. For purposes of this Agreement:
(i)in the case of real property Taxes, personal property Taxes and similar ad valorem Taxes that are imposed on a periodic basis and that are levied with respect to the Purchased Assets for any Straddle Period, each of the Sellers and the Purchaser shall be allocated and timely pay its Pro Rata Portion of such Taxes;
(ii)in the case of any income Taxes, franchise Taxes, and Taxes based on receipts, sales or payments and other similar Taxes that are imposed on any Salient-Owned Subsidiary, the portion of the Straddle Period ending on the Closing shall be computed as if the relevant Straddle Period of any Salient-Owned Subsidiary ended on and included the Closing Date (and for such purpose, the Tax period of any partnership, other pass-through entity shall be deemed to terminate at such time), provided that all permitted allowances, credits, exemptions and deductions that are normally computed on the basis of an entire year period (such as depreciation and amortization deductions) shall accrue on a daily basis and shall be allocated between the pre-Closing portion of the Straddle Period and the post-Closing portion of the Straddle Period in proportion to the number of days in each such period; and
(iii)if any Taxes subject to this Section 5.4(d) are paid by the Purchaser, on the one hand, or the Sellers, on the other hand, then the proportionate amount of such Taxes for which the non-paying party is responsible under the terms of this Agreement shall be promptly reimbursed to the paying party by the non-paying party after the payment of such Taxes. Any refunds, credits or similar benefits of such Taxes for such taxable periods shall be allocated between the Purchaser and the Sellers in the same manner that the Taxes to which the refunds, credits or similar benefits relate are allocated, and the Sellers shall promptly pay to the Purchaser, or the Purchaser shall promptly pay to the Sellers, as the case may be, the portion of such refund, credit or similar benefit received or realized that is allocable to the other party hereunder.
(e)Other Refunds. Until the expiration of the Growth Earnout Period, Sellers shall be entitled to any refund of (or credit against) Pre-Closing Taxes (other than refunds or credits described in Section 5.4(d)) net of reasonable out-of-pockets expenses (included Taxes) incurred by Purchaser in obtaining any such refund or credit. Purchaser shall, and shall cause its Affiliates to take such steps as may be reasonably available to secure any such refund or credit, including through the filing of amended Tax Returns. Until the expiration of the Growth Earnout Period, Purchaser shall inform Sellers shortly after the end of each calendar year as to whether any such refund or credit is, or with the taking of reasonable action would be, available.
(f)Entity Tax Returns. With respect to any Salient-Owned Subsidiary, Sellers shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (x) all Tax Returns that are required to be filed by or with respect to a Salient-Owned Subsidiary on a combined, consolidated or unitary basis with Sellers or any Affiliate thereof (other than a Salient-Owned Subsidiary), (y) all other income Tax Returns that are Flow-Through Tax Returns that are required to be filed by or with respect to the Salient-Owned Subsidiary for taxable years or periods ending on or before the Closing Date, and (z) all other Tax Returns that are required to be filed by or with respect to the Salient-Owned Subsidiary (taking into account all extensions properly obtained) on or prior to the Closing Date (“Seller Prepared Tax Returns”). All Seller Prepared Tax Returns shall be prepared on a basis consistent with past practice, except to the extent such basis is inconsistent with applicable Law.

Sellers shall provide Purchaser with a draft copy of each Seller Prepared Tax Return that is an income Tax Return described in clause (y) above, along with supporting schedules and worksheets, not later than 30 days before the due date for each such Tax Return (or, if such due date is within 30 days following the Closing Date, as promptly as practicable following the Closing Date) for Purchaser’s review. The Sellers will consider in good faith any reasonable comments made by Purchaser. Purchaser shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to any Salient-Owned Subsidiary after the Closing Date (“Purchaser Prepared Tax Returns”). All Purchaser Prepared Tax Returns that relate to any Pre-Closing Taxes shall be prepared and filed in a manner consistent with past practice and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods, except as required by applicable Law. With respect to any Purchaser Prepared Tax Returns that is an income or other material Tax Return relating to any Pre-Closing Taxes, not less than 30 days prior to the due date for such Tax Return, taking into account extensions (or, if such due date is within 30 days following the Closing Date, as promptly as practicable following the Closing Date), Purchaser shall provide Sellers with a draft copy of such Tax Return along with supporting schedules and worksheets, for Sellers’ review. The Purchaser will consider in good faith any reasonable comments made by Seller. All Transaction Tax Deductions paid or accrued on or before the Closing Date shall be treated as being incurred in a Pre-Closing Period (or the portion of a Straddle Period ending on or before the Closing Date, as applicable) to the extent permitted by applicable Law.
(g)Salient-Owned Tax Contests. Until the expiration of the Growth Earnout Period:
(i)Purchaser shall promptly notify Sellers in writing upon receipt by Purchaser, any of its Affiliates or, after the Closing Date, any Salient-Owned Subsidiary, of notice of any pending federal, state, local or foreign Tax audits or assessments relating to Pre-Closing Taxes.
(ii)Sellers shall have the sole right to represent any Salient-Owned Subsidiary’s interest in any Tax audit or administrative or court proceeding relating to Pre-Closing Taxes or relating to a Tax for which Sellers otherwise may be liable pursuant to this Agreement, and to employ counsel of Sellers’ choice at Sellers’ expense; provided, however, that Purchaser and its representatives shall be permitted, at Purchaser’s expense, to be present at, and participate in, any such audit or proceeding. The Sellers shall not compromise or settle any such audit or proceeding without obtaining Purchaser’s prior written consent (which consent may not be unreasonably withheld, conditioned or delayed) if it could reasonably be expected to have a material adverse effect on Purchaser or the Salient-Owned Subsidiaries in a taxable period ending after the Closing Date.
(iii)Neither Purchaser nor any Affiliate of Purchaser shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could reasonably be expected to adversely affect the liability for Pre-Closing Taxes or relating to a Tax for which Sellers would be liable pursuant to this Agreement without the prior written consent of Sellers (which consent will not be unreasonably withheld, conditioned or delayed).
(h)Salient-Owned Subsidiaries Tax Elections.
(i)Notwithstanding anything to the contrary in this Agreement, with respect to any audit or other Proceeding governed by the Partnership Tax Audit Rules, the

Parties agree that each Salient-Owned Subsidiary, as applicable, shall make the election under Code Section 6226 with respect to any Pre-Closing Period.
(ii)To the extent such election is not already in effect, each of the Salient-Owned Subsidiaries, as applicable, shall file an election pursuant to Section 754 of the Code (or analogous provision of state or local Law) with its Tax Return for the taxable year that includes the Closing Date.
(i)Intended Tax Treatment. With respect to any Salient-Owned Subsidiary, for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), the Parties agree to treat the acquisition of such Salient-Owned Subsidiary in a manner consistent with Revenue Ruling 99-6, 1999-1 C.B. 432. With respect to any Applicable Subsidiary that is not a Salient-Owned Subsidiary, the Parties agree to treat the acquisition of such Applicable Subsidiary as an acquisition of the applicable Purchased Interests. The Parties will not take any position inconsistent with the foregoing on any Tax Return or during the course of any audit, litigation or other proceeding, except as otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Law).
1.5Certain Employee and Employee Benefits Matters.
(a)No later than seven (7) days following the date hereof and again three (3) weeks prior to the expected Closing Date, the Sellers will deliver to Purchaser a written update with respect to the information provided in Section 2.13(a) of the Disclosure Schedules to reflect changes to such schedule since the date of this Agreement.
(b)As soon as practicable following the date hereof, and in no event, later than two (2) weeks prior to the Closing, Purchaser or one of its Affiliates may, in Purchaser’s sole discretion, make an offer of employment with Purchaser or one of its Affiliates, to any of the Business Employees, contingent upon and commencing as of the Closing; provided, that, notwithstanding anything in this Agreement to the contrary, Purchaser shall not be required to make an offer of employment to any Business Employee (and shall have no obligation to hire any Business Employee). Such offers of employment shall be on such terms and subject to such conditions as Purchaser determines in its sole discretion; any Business Employees who accept employment with Purchaser or one of its Affiliates and who subsequently commence employment with Purchaser or one of its Affiliates, pursuant to an offer described in this Section 5.5(b) will be eligible to receive severance benefits (in the event of a termination of employment) in accordance with the terms of Purchaser or its Affiliates severance plan, taking into account any additional service with the Purchaser and its Affiliates after the Closing and prior to the termination date, subject to such Business Employee’s execution, delivery and non-revocation of a customary general release of claims in favor of the Purchaser, as well as compliance with any and all restrictive covenants applicable to such Business Employee. For the avoidance of doubt, nothing herein shall be deemed to require Purchaser to provide Business Employees with any equity-based awards, defined benefit pension benefits, retiree welfare benefits, or deferred compensation.
(c)Purchaser further agrees that, from and after the Closing Date, Purchaser will and will cause its Affiliates to grant all of such Transferred Employees credit for any service with the Sellers or Affiliate thereof earned prior to the Closing Date for all purposes, including (i) for eligibility and vesting purposes and (ii) for purposes of vacation accrual and severance benefit determinations under any benefit or compensation plan, program, policy, agreement or arrangement that may be established or maintained by Purchaser or any of its Affiliates on or after the Closing Date (the “New Plans”), provided, that such service crediting shall not operate (i) to cause any duplication of benefits; (ii) where such service was not recognized by Sellers or their Affiliates under the comparable Employee Benefit Plan immediately prior to Closing; (iii) for benefit accruals pursuant to any defined benefit pension plan; or (iv) for purposes of any retiree health or welfare plan. In addition, Purchaser will, and will cause its Affiliates, to, use commercially reasonable efforts to (x) cause to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans to the extent waived or satisfied by a Transferred Employee or his or her dependents under any Employee Benefit Plan as of the Closing Date and (y) cause any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing Date by any Transferred Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date under any applicable New Plan in the year of initial participation.
(d)Purchaser agrees that Purchaser will be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals who are “M&A qualified beneficiaries,” as such term is defined in Treasury Regulation Section 54.4980B-9, as to whom a “qualifying event” occurs on or after the Closing. Sellers agree that Sellers will, for as long as Sellers continue to provide a group health plan, be solely responsible for satisfying the continuation coverage requirements of Section 4980B of the Code for all individuals who are M&A qualified beneficiaries as to whom a “qualifying event” occurred prior to the Closing.
(e)The Sellers and their Affiliates will cooperate and will provide reasonable assistance in facilitating Purchaser’s offers of employment and will not take any action to intentionally impede, hinder or otherwise interfere with Purchaser’s effort to hire Business Employees in compliance with the terms of this Agreement. Notwithstanding the foregoing, nothing herein will be construed as a representation or guarantee by the Sellers or any of their Affiliates that any or all of the Business Employees will accept the offer of employment from Purchaser or one of Purchaser’s Affiliates or will continue in employment with Purchaser or one of Purchaser’s Affiliates following the Closing. The Sellers shall indemnify Purchaser and its Affiliates against any Liability to pay, any severance payments to a Business Employee arising out of such Business Employee’s termination of employment with the Sellers or their Affiliates if such Business Employee (i) as of the date of this Agreement, is eligible to participate in any Employee Benefit Plan providing for severance payment or benefits or is party to an Employee Benefit Plan which provides for a contractual right to severance payments or benefits in the event of a qualifying termination, or who would otherwise have received severance payments or benefits in accordance with Sellers’ severance practice (as described in Schedule 2.14(a)) (the “Covered Severance”), and (ii) either (A) undergoes a termination of employment in connection with the transactions contemplated by this Agreement entitling such Business Employee to the severance payable under such Employee Benefit Plan, practice or policy, or (B) whose employment is retained by Sellers or an Affiliate thereof following the Closing Date; provided, however, that notwithstanding the foregoing, Purchaser will indemnify the Sellers and their Affiliates against any Liabilities arising out of (w) the termination of employment by Sellers of any Business Employee as a result of the failure or refusal of Purchaser or one of its Affiliates to make offers of employment which comply with Section 5.5 of this Agreement and are consistent with Schedule 5.5(e) at least two (2) weeks prior to the Closing, or Business Employee’s refusal of an offer of employment made by Purchaser or one of its Affiliates which was made consistent with Schedule 5.5(e), provided that following such refusal, such Business Employee undergoes a termination of employment with Sellers or one of their Affiliates, which triggers Covered Severance payments pursuant to the terms of the applicable Employee Benefit Plan, policy or practice, (x) any payments of Covered Severance in excess of $2,332,380, to the extent such excess is the result of the failure of Purchaser or one of its Affiliates to make an offer of employment to the Business Employees specified in that email referenced on Schedule 5.5(e), (y) Purchaser’s termination of any Transferred Employee following the Closing Date, or (z) Sellers termination of any Business Employee which occurs on or following the Closing Date, but in the case of sub-clause (z) solely to the extent such severance payment has been mutually agreed in a writing between Sellers and Purchaser. For the avoidance of doubt, Purchaser will not be responsible for any severance payment contemplated by sub-clause (z) of the foregoing sentence in the absence of a mutual agreement for Purchaser to bear such cost. Purchaser will provide written notice to the Seller of all offers made and acceptances received referred to above promptly following the making of such offers and the receipt of such acceptances, but in no case later than five (5) Business Days following the making or acceptance of such offers, as applicable.
(f)Following the date hereof, Purchaser shall establish, in consultation with Sellers and at Purchaser’s expense, a one-time special cash retention program for the benefit of Business Employees, which Business Employees shall be eligible to receive special retention awards payable at or following Closing in the form of cash in an aggregate amount not to exceed $600,000 (the “Broad-Based Retention Bonuses”); provided, that, such Broad-Based Retention Bonuses shall be allocated by the Sellers to Business Employees other than the Business Employees set forth on Schedule 5.5(f) and only after having provided Purchaser with no less than ten (10) days’ advance notice of any such proposed allocation and Sellers having considered in good faith any recommendations made by Purchaser with respect to such proposed allocations.
(g)Nothing contained in this Section 5.5, express or implied, will constitute an amendment to or any other modification of any New Plan or Employee Benefit Plan, or will create any third-party beneficiary or other rights or confer upon any employee or former employee of the Sellers or any of their Affiliates any rights or remedies (including any right to employment or continued employment for any specified period) of any nature or kind whatsoever in any Person who is not a Party.
1.6Consents. Subject to Section 4.5 and with respect to the Purchased Assets, at Purchaser’s written request prior to the Closing, the Sellers will give any required notices to third parties, and the Sellers will use commercially reasonable efforts to obtain any third party Consents, that Purchaser reasonably may request in connection with the matters referred to in Section 2.3(b); provided, however, that nothing in this Section 5.6 or elsewhere in this Agreement will require the Sellers to (i) expend any money to obtain any Consent other than reasonable out-of-pocket expenses preparing and negotiating any form of Consent, (ii) commence any Proceeding or (iii) offer or grant any accommodation (financial or otherwise) to any third party. Purchaser acknowledges that certain Consents to the transactions contemplated by this Agreement may be required from parties to Contracts, leases, licenses or other agreements to which the Sellers or one of their Affiliates is a party (including the contracts included in the Purchased Assets) and such Consents may not be obtained prior to the Closing. Except as otherwise provided in this Agreement, Purchaser agrees and acknowledges that (a) the Sellers will not have any liability whatsoever to Purchaser, and Purchaser will not be entitled to assert any claims arising out of or relating to the failure to obtain any Consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such Contract, lease, license or other agreement as a result thereof and (b) that no representation, warranty, covenant or agreement of the Sellers contained herein will be breached or deemed breached and no condition of Purchaser will be deemed not to be satisfied as a result of the failure to obtain any Consent or as a result of any default, acceleration or termination or any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any such default, acceleration or termination.
1.7R&W Insurance Policy. Purchaser will not amend, terminate, waive or otherwise modify the R&W Insurance Policy, including section VIII.B.ii. of the R&W Insurance Policy, in any manner that would allow the insurer thereunder or any other Person to subrogate or otherwise make or bring any claim, suit, action or proceeding against the Sellers or any of their Affiliates or any past, present or future director, manager, officer, employee, direct or indirect equityholder or advisor of any of the foregoing based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement to a greater extent than such insurer or any Person could so do pursuant to section VIII.B.ii. of the R&W Insurance Policy attached as Exhibit E. Purchaser will comply in all material respects with all requirements and deliverables for binding the R&W Insurance Policy at Closing (including delivery of a no claims declaration). Any and all deposit premiums or other premiums, fees, expenses or Taxes in connection with the R&W Insurance Policy shall be borne 50% by Purchaser and 50% by Sellers.
1.8Director and Officer Liability and Indemnification. On or prior to the Closing Date, Sellers shall have arranged for an irrevocable “directors and officers” tail insurance policy (“D&O Tail Policy”) that provides coverage for six (6) years following the Closing Date on terms substantially similar to existing coverage maintained by the Sellers, which tail insurance policy shall be paid for by Sellers. Purchaser and its Affiliates shall maintain and not amend or cancel such insurance policy during such six (6)-year period.
1.9Wrong Pockets. From and after the Closing for so long as such Persons are in existence, if any of the Sellers or any of their Affiliates receives or collects any funds relating to the Business or any Purchased Assets, Sellers shall, or shall cause their applicable Affiliate to, remit such funds to Purchaser within five (5) days after its receipt thereof. From and after the Closing, if Purchaser or any of its Affiliates receives or collects any funds relating to any Excluded Assets, Purchaser shall, or shall cause its applicable Affiliate to, remit any such funds to the Sellers within five (5) days after its receipt thereof. Without limiting the generality of the foregoing, with respect to any management fees received by Purchaser following the Closing from Salient Zarvona Energy Fund GP, L.P., Salient Zarvona Energy Fund, L.P. or any Affiliate thereof (net of amounts payable to HighTower Holding, LLC) in respect of the period prior to Closing, Purchaser shall promptly remit any such amounts to Sellers, and Purchaser shall not waive any right to receive such management fees and shall use commercially reasonable efforts to collect such fees from and after the Closing.
1.10Further Assurances. From and after the Closing, each Party hereto shall, and shall cause its Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions.
1.11Obligations Regarding Earnout Shares. Prior to any issuance of Earnout Shares to the recipients thereof pursuant Section 1.11(d)(i), each such recipient must first execute and deliver to Purchaser a Voting Agreement, in a form to be reasonably agreed upon prior to Closing, containing the material terms set forth in Exhibit F hereto (the “Voting Agreement”).
1.12Confidentiality; Non-Compete; Non-Solicit.
(a)Effective upon the Closing, the Sellers shall, and shall cause their controlled Affiliates to, maintain the confidentiality of the non-public information included in the Purchased Assets that relates to the Business or any Fund, including the performance record of any Fund. The foregoing does not restrict the right of any Person to disclose such information (i) to its respective directors, managers, trustees, officers, stockholders and employees or its legal or financial advisors, in each case on a need to know basis, (ii) in statements reasonably believed to be truthful required, based upon advice of counsel, to be made to any Governmental Authority or in documents produced or testimony given in connection with legal process in connection with any Proceeding relating to the enforcement of this Agreement or (iii) as required, based upon advice of counsel, under applicable Law. Notwithstanding the foregoing, if, on the advice of counsel, the Sellers or any of their controlled Affiliates or any of their or their Affiliates’ respective directors, managers, trustees, officers, equityholders and employees or their or their Affiliates’ legal or financial advisors becomes obliged to disclose information pursuant to applicable Law, such Person shall inform Purchaser promptly and, to the extent reasonably practicable and legally permissible, prior to such disclosure and, if reasonably practicable, make reasonable best efforts to assist and cooperate with Purchaser in seeking a protective order or taking other appropriate action to limit or prevent such disclosure. If, despite such action, such party is obliged to make a disclosure, it shall do so only to the extent to which it is advised by its counsel that it is obliged to do so pursuant to applicable Law.
(b)Each Seller covenants and agrees that during the period beginning on the Closing Date and ending upon the three (3) year anniversary of the Closing Date (the “Restricted Period”), such Seller and its controlled Affiliates will not, directly or indirectly, engage or participate in any manner (as an owner, equity holder, financing source, director, manager, officer, employee, agent, representative, consultant, service provider or otherwise) in any business that is or would reasonably be expected to be competitive with the Business. Notwithstanding the foregoing, nothing contained in this Section 5.12(b) shall prohibit any Seller or its controlled Affiliates from the passive ownership of less than two percent (2%) of any class of stock listed on a national securities exchange or traded in the over-the-counter market.
(c)During the Restricted Period, Sellers shall not, and shall not cause or direct any of their controlled Affiliates to, solicit, hire or endeavor to entice away from the employ of the Purchaser or any of its Subsidiaries, any of the Transferred Employees; provided, that nothing herein shall prohibit Sellers or any of their controlled Affiliates from conducting general solicitations of prospective employees or utilizing executive recruiters, in each case, that are not specifically targeted or directed at the employees of Purchaser or any of its Subsidiaries (including the Transferred Employees).
(d)Each Seller acknowledges and agrees that (i) the covenants and agreements set forth in this Section 5.12 were a material inducement to Purchaser to enter into this Agreement and to perform its obligations hereunder, (ii) Purchaser would not obtain the benefit of the bargain set forth in this Agreement as specifically negotiated by the Parties if such Seller or any of its controlled Affiliates breached the provisions of this Section 5.12, (iii) any breach of the provisions of this Section 5.12 by such Seller or its controlled Affiliates would result in a significant loss of goodwill by Purchaser and its Affiliates, (iv) the Closing Purchase Price is sufficient consideration to make the covenants and agreements set forth herein enforceable, (v) the length of time, scope and geographic coverage of the covenants set forth in this Section 5.12 is reasonable given the benefits such Seller will directly or indirectly receive hereunder, (vi) such Seller is familiar with all the restrictive covenants contained in this Section 5.12 and is fully aware of its obligations hereunder, and (vii) such Seller will not challenge the reasonableness of the time, scope, geographic coverage or other provisions of this Section 5.12 in any Proceeding, regardless of who initiates such Proceeding.
(e)Without intending to limit the remedies available to Purchaser or any of Purchaser’s Subsidiaries or Affiliates, Sellers acknowledge that a breach of any of the covenants contained in this Section 5.12 may result in material irreparable injury to Purchaser or any of Purchaser’s Subsidiaries or Affiliates for which there is no adequate remedy at Law, that it will not be possible to measure damages for such injuries precisely, and that, in the event of such a breach or threat thereof, Purchaser or any of Purchaser’s Subsidiaries or Affiliates shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction, without any requirement to post a bond or other security and without the necessity of proving irreparable harm or injury as a result of such breach or threatened breach of this Agreement, restraining Sellers from engaging in activities prohibited by this Section 5.12, or such other relief as may be required specifically to enforce any of the covenants in this Section 5.12. Sellers hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, (i) the defense to the remedy of specific performance that a remedy at Law would be inadequate, and (ii) any requirement to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.
1.13Bulk Sales Waiver. Purchaser and the Sellers hereby waive compliance with any applicable bulk sale Laws in connection with the transactions contemplated by this Agreement.
1.14Withdrawal of Investment Adviser Registrations; Name Changes.
(a)On or prior to the sixtieth (60th) day following the Closing Date, the Sellers shall (i) withdraw or terminate their registration as an investment adviser under the Advisers Act and any other applicable Law and (ii) cause each of their Subsidiaries that is an Adviser Entity to withdraw or terminate its registration as an investment adviser under the Advisers Act and any other applicable Law, in each case, other than with respect to the Acquired Subsidiaries.
(b)Within ten (10) Business Days following the Closing, or as soon as practicable thereafter, the Sellers shall change their names and the names of any Affiliate or other entity that the Sellers control to names that do not include “Salient”.
1.15Contract Cooperation. From and after the date hereof, the Parties agree to (i) use their respective commercially reasonable efforts to effectuate the termination as of Closing of, or otherwise settle, any Contract that is a Purchased Asset that, in Purchaser’s discretion, it notifies Seller it intends to terminate in connection with or otherwise following the Closing and (ii) use commercially reasonable efforts to mitigate, from and after the Closing, all liabilities or obligations, including any services, support and other arrangements, whether written or oral, relating to the Business under any such Contracts with the intention that, from and after the Closing, no further Liabilities of any party shall continue under such terminated Contracts (or portions thereof). From and after the Closing, Purchaser and Seller shall, and shall cause their Affiliates to, keep the terms of such terminated Contracts or arrangements confidential. Without limitation of the generality of the foregoing, with respect to the contracts set forth on Schedule 5.15, Sellers shall in good faith use their commercially reasonable efforts to, during the period between the date hereof and the Closing Date, only renew such expiring contracts for the shortest duration possible so that the contract(s) expire on or as soon as reasonably practicable following the Closing Date (and for the avoidance of doubt, the costs associated with such contract renewal shall be incurred on straight-line basis), and shall provide Purchaser with reasonable review and consultation rights with respect to any such renewal.
1.16Cyber and E&O Tail Policy. On or prior to the Closing, Sellers shall have arranged for an irrevocable “cyber and E&O” tail insurance policy (“Cyber and E&O Tail Policy”) that provides coverage for one (1) year following the Closing Date on terms substantially similar to existing coverage maintained by the Sellers. The cost of the Cyber and E&O Tail Policy shall be borne by Purchaser. Purchaser agrees to reasonably cooperate with and assist Sellers in arranging for the Cyber and E&O Tail Policy.
ARTICLE 6

CONDITIONS TO CLOSING
1.1Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

(a)Representations and Warranties. Each of the Purchaser Fundamental Representations will be true and correct in all but de minimis respects as of the Closing Date as if made anew as of such date (except to the extent any such Purchaser Fundamental Representation expressly relates to an earlier date (in which case as of such earlier date)). Each of the representations and warranties set forth in Article 3 (other than the Purchaser Fundamental Representations and without giving effect to any materiality qualifications therein) will be true and correct at and as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except for any failure of such representations and warranties to be true and correct that has not had a Purchaser Material Adverse Effect.
(b)Performance of Covenants. Purchaser will have performed in all material respects all of the covenants and agreements required to be performed by Purchaser under this Agreement prior to the Closing.
(c)No Restraint. No Law will have been enacted and no Order will have been issued by a court or Governmental Authority of competent jurisdiction after the date hereof that would prevent the consummation of the Transactions.
(d)Regulatory Conditions. On or prior to the Closing Date, all Consents set forth on Schedule 6.1(d) will have been obtained.
(e)Certificates. On or prior to the Closing Date, Purchaser will have delivered to the Seller a certificate from an officer of Purchaser, in a form reasonably acceptable to the Parties, dated as of the Closing Date, stating that the conditions specified in Section 6.1(a) and Section 6.1(b) have been satisfied.
(f)Escrow Agreement. The Escrow Agreement will have been duly executed and delivered by Purchaser and the Escrow Agent.
(g)Agreement and Plan of Reorganization. The Agreement and Plan of Reorganization in a form to be reasonably agreed to by Purchaser and Seller will have been duly executed and delivered by Purchaser.
(h)Fund Consents. The Client Consent Percentage shall be no less than 75%.
(i)Deliveries. Purchaser will have delivered or caused to be delivered each item required to be delivered by it pursuant to Section 1.8.
Any condition specified in this Section 6.1 may be waived in a writing executed by the Seller, on behalf of the Seller.
1.2Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or before the Closing Date:
(a)Representations and Warranties. Each of the Seller Fundamental Representations will be true and correct in all but de minimis respects as of the Closing Date as if made anew as of such date (except to the extent any such Seller Fundamental Representation expressly relates to an earlier date (in which case as of such earlier date)). Each of the representations and warranties of the Seller set forth in Article 2, (other than the Seller Fundamental Representations and without giving effect to any materiality qualifications therein) (i) that is qualified as to or by a Seller Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), and (ii) that is not qualified as to or by a Seller Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except for any failure of any such representation and warranty referred to in this clause (ii) to be true and correct that, individually or in the aggregate, would not have a Seller Material Adverse Effect.
(b)Performance of Covenants. The Seller will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement prior to the Closing.
(c)No Seller Material Adverse Effect. No Seller Material Adverse Effect shall have occurred from the date of this Agreement through the Closing.
(d)No Restraint. No Law will have been enacted and no Order will have been issued by a court or Governmental Authority of competent jurisdiction after the date hereof that would prevent the consummation of the Transactions.
(e)Regulatory Approvals. On or prior to the Closing Date, all Consents set forth on Schedule 6.2(e) will have been obtained.
(f)Key Persons. Except as a result of the death, Disability (as defined in the applicable Key Employee Documentation) or termination of such Key Employee for Cause (as defined in the applicable Key Employee Documentation) (provided, notwithstanding this clause (f) and for the avoidance of doubt, if Seller terminates such Key Employee for Cause prior to Closing, Purchaser shall have the right to hire the Key Employee), the Key Employee Documentation executed on the date hereof shall be in full force and effect at the Closing and the Key Employees shall become employees of Purchaser, or continue in the employ of Broadmark, as applicable, at the Closing, and shall not have delivered or otherwise communicated in writing to the Purchaser a notice of termination (or similar notice) prior to the Closing.
(g)Broadmark Representatives. The Seller shall have delivered to Purchaser evidence reasonably satisfactory to Purchaser that the Seller’s or its Affiliates’ representatives on the board of directors, board of managers or similar governing body of Broadmark shall have resigned and been replaced by the representatives of Purchaser designated in writing by Purchaser to the Representative.
(h)Fund Consents. The Client Consent Percentage shall be no less than 75%.
(i)Transaction Consents and Releases. Each of (i) the Requisite Equityholder Consent and Releases, (ii) the Lender Acknowledgement and (iii) the Restructuring Agreement shall be in full force and effect at the Closing.
(j)Escrow Agreement. The Escrow Agreement will have been duly executed and delivered by the Representative and the Escrow Agent.
(k)Agreement and Plan of Reorganization. The Agreement and Plan of Reorganization in a form to be reasonably agreed to by Purchaser and Seller will have been duly executed and delivered by the Seller.
(l)Certificates. On or prior to the Closing Date, the following will have been delivered to Purchaser:

(i)a certificate from an officer of the Seller, in a form reasonably acceptable to Purchaser, dated as of the Closing Date, stating that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) with respect to the Seller have been satisfied; and
(ii)certified copies of the resolutions duly adopted by the Board of Manager of the Seller, authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated hereby.
(m)Required Consents. On or prior to the Closing Date, Sellers shall have delivered to Purchaser the authorizations, consents and approval set forth on Schedule 6.2(m).
(n)Deliveries. The Seller will have delivered or caused to be delivered each item required to be delivered by it pursuant to Section 1.7.
Any condition specified in this Section 6.2 may be waived in a writing executed by Purchaser, on behalf of Purchaser.
ARTICLE 7

TERMINATION
1.1Termination. This Agreement may be terminated at any time prior to the Closing only as follows:
(a)by mutual written consent of Purchaser and the Seller;
(b)by Purchaser providing written notice to the Seller if there has been a breach of any covenant or agreement by, or inaccuracy of any representation or warranty of the Seller set forth in this Agreement that would result in the failure of any condition set forth in Section 6.2 to be satisfied (so long as Purchaser has provided the Seller with written notice of such breach or inaccuracy and the breach or inaccuracy has continued without cure until thirty (30) days following the date of such notice of breach or inaccuracy);
(c)by the Seller providing written notice to Purchaser if there has been a breach of any covenant or agreement by, or inaccuracy of any representation and warranty of, Purchaser set forth in this Agreement that would result in the failure of any condition set forth in Section 6.1 to be satisfied (so long as the Seller has provided Purchaser with written notice of such breach or inaccuracy and the breach or inaccuracy has continued without cure until thirty (30) days following the date of such notice of breach or inaccuracy; provided that the failure by Purchaser to make the payments set forth in Section 1.8 as and when required hereunder will not be subject to cure hereunder unless otherwise agreed to in writing by the Seller);
(d)by either Purchaser or the Seller if the consummation of the Transactions would violate any non-appealable Order or other legal restraint or prohibition on the consummation of the Transactions or if any Law shall have been enacted or promulgated by any Governmental Authority which prohibits or makes illegal the consummation of the Transactions; or
(e)by either Purchaser or the Seller if the transactions contemplated hereby have not been consummated by the nine (9) month anniversary of the date hereof (the “Termination Date”); provided, however, that (i) Purchaser will not be entitled to terminate this Agreement pursuant to this Section 7.1(e) if Purchaser’s material breach of this Agreement (at a time when the Seller is not also in material breach of this Agreement) has prevented the consummation of the transactions contemplated hereby at or prior to such time and (ii) the Seller will not be entitled to terminate this Agreement pursuant to this Section 7.1(d) if the Seller’s material breach of this Agreement (at a time when Purchaser is not also in material breach of this Agreement) has prevented the consummation of the transactions contemplated hereby at or prior to such time.
1.2Effect of Termination. Except for the provisions of Section 5.1, Section 5.2, Article 9 and this Section 7.2, which will survive any termination of this Agreement, upon the valid termination of this Agreement in accordance with Section 7.1, this Agreement will thereafter become void and have no effect, and no Party will have any Liability to any other Party or its members, partners, direct or indirect equityholders, managers, directors or officers in respect thereof; provided, that nothing herein will relieve any Party from any Liability for Fraud or any willful and material breach of the provisions of this Agreement prior to such termination. For the avoidance of doubt, any failure by Purchaser to consummate the Closing in accordance with Section 1.5 or to make the payments set forth in Section 1.8 as and when required hereunder will be considered a willful and material breach of this Agreement. Nothing in this Section 7.2 will be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement. In the event of the termination of this Agreement, the Confidentiality Agreement will survive the termination of this Agreement for a period of three (3) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional three (3)-year period).
ARTICLE 8

INDEMNIFICATION
1.1Survival. Each of the representations and warranties of the Parties set forth in this Agreement or in any certificate delivered pursuant to Section 6.1(e) and Section 6.2(l)(i) will survive the Closing solely for purposes of Article 8 and will terminate at 5:00 p.m. local time in Houston, Texas on the day immediately preceding the twelve (12)-month anniversary of the Closing Date. Each covenant and agreement requiring performance prior to the Closing will not survive the Closing and will terminate at the Closing. Each covenant and agreement requiring performance at or after the Closing will, in each case, expressly survive Closing in accordance with its terms, and if no term is specified, then for sixty (60) days following the expiration of the applicable statute of limitations. Nothing in this Section 8.1 will be deemed to limit any rights or remedies of any Person for breach of any surviving covenant or agreement (with it being understood that nothing herein will limit or affect Purchaser’s liability for the failure to pay the Closing Purchase Price (in whole or in part) or pay any other amounts payable by Purchaser (in whole or in part) as and when required by this Agreement). The date on which any given representation, warranty, covenant or agreement contained in this Agreement actually expires in accordance with this Section 8.1 is referred to herein as the “Limitation Date”.
1.2Indemnification by the Sellers.
(a)From and after the Closing (but subject to the provisions of this Article 8), the Sellers will jointly and severally indemnify and hold harmless the Purchaser Parties in respect of any Losses suffered, sustained or incurred by the Purchaser Parties to the extent arising out of or relating to:
(i)any breach of any representation or warranty of the Sellers set forth in Article 2;

(ii)any breach of any covenant of the Sellers contained in this Agreement requiring performance at or after the Closing;
(iii)any Excluded Asset or Excluded Liability; or
(iv)any claims by existing or former direct or indirect equityholders of the Sellers with respect to the Transactions or claims by existing or former direct or indirect lenders, noteholders, creditors or lienholders of the Sellers (including those set forth in Section 4.6 of the Disclosure Schedule) with respect to the Transactions (including, without limitation, claims arising out of or otherwise relating to the Restructuring Agreement).
(b)The Sellers shall not be liable to the Purchaser Parties for any claim or series of related claims for indemnification by the Purchaser Parties under Section 8.2(a)(i) where the Losses relating to such claim or series of related claims total less than $25,000, and the Purchaser Parties will not be entitled to indemnification under Section 8.2(a)(i) unless and until the aggregate amount of all Losses indemnifiable under Section 8.2(a)(i) exceeds on a cumulative basis an amount equal to $175,000 (the “Rep Indemnity Cap”), and then only to the extent of any such excess. Solely with respect to Losses under Section 8.2(a)(i) and, in each case, other than in the case of Fraud: (i) the aggregate liability in respect of all such Losses will in no event exceed the lesser of (A) the Rep Indemnity Cap and (B) the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account, (ii) all claims by the Purchaser Parties in respect of such Losses will be asserted solely and exclusively against the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account pursuant to the terms of this Agreement and the Escrow Agreement, (iii) the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account will be the Purchaser Parties’ sole and exclusive source of recovery for any amounts owing to the Purchaser Parties and (iv) for the avoidance of doubt, and without limiting the generality of the foregoing, no such claim by a Purchaser Party will be asserted against, and no Purchaser Party will be entitled to indemnification from, any of the Seller Parties or any other Person (other than the issuer of the R&W Insurance Policy) in respect of any such Losses.
(c)Other than in the case of Fraud, the aggregate liability in respect of all Losses under Section 8.2(a)(ii), Section 8.2(a)(iii) and Section 8.2(a)(iv) will in no event exceed the sum of (w) the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account, (x) the then remaining amount of outstanding Revenue Retention Payments, (y) the then remaining amount of outstanding Growth Earnout Period Payments and (z) any True-Up Client Consent Adjustment Amount payable to Representative (for the benefit of Sellers) pursuant to Section 1.9(b), it being acknowledged and agreed that the foregoing sources of recovery shall be the Purchaser Parties’ sole and exclusive remedy for all Losses (except in the case of Fraud) under Section 8.2(a)(ii), Section 8.2(a)(iii) and Section 8.2(a)(iv). Losses in respect of claims made under Section 8.2(a)(ii), Section 8.2(a)(iii) and Section 8.2(a)(iv) shall, except in the case of Fraud, be settled in the following order of priority: (w) first, against the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account (x) second, as an offset against any True-Up Client Consent Adjustment Amount payable to Representative (for the benefit of Sellers) pursuant to Section 1.9(b), (y) third, as an offset against the then remaining amount of outstanding Revenue Retention Payments and (z) fourth, as an offset against the then remaining amount of outstanding Growth Earnout Period Payments. In the event of an offset to any Growth Earnout Period Payment in accordance with the previous sentence, the number of Earnout Shares payable in respect to the applicable Growth Earnout Period Payment shall be reduced by an amount equal to the quotient obtained by dividing (I) the amount of the applicable claim as finally determined pursuant to this Article 8, by (II) the Average VWAP of the Purchaser Common Stock for the 15-Trading Day period immediately preceding the Closing Date.

1.3Indemnification by Purchaser. From and after the Closing (but subject to the provisions of this Article 8), Purchaser will indemnify the Seller Parties against, and hold harmless the Seller Parties from, any Losses suffered, sustained or incurred by any such indemnified party to the extent arising out of or relating to (i) any breach of any representation or warranty of Purchaser contained in Article 3 or (ii) any breach of any covenant or agreement of Purchaser contained in this Agreement.
1.4Exclusive Remedy.
(a)Each of Purchaser (for itself and on behalf of each other Purchaser Party) and the Sellers (on behalf of each Seller Party) acknowledges and agrees that, from and after the Closing (except (1) for claims for specific performance or other injunctive relief and (2) in the case of Fraud), its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement, the certificates delivered pursuant to Sections 6.1(e)(i) and 6.2(g)(i), the Disclosure Schedules and the other transactions contemplated hereby and thereby will be pursuant to the indemnification provisions set forth in this Article 8. In furtherance of the foregoing, each Indemnified Party hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have against any Indemnifying Party or any Seller Party relating to the operation of the Purchased Assets, the Sellers or their businesses or relating to the subject matter of this Agreement, the certificates delivered pursuant to Sections 6.1(e)(i) and 6.2(g)(i), the Disclosure Schedules and the other transactions contemplated hereby and thereby, whether arising under or based upon any Law or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law), other than in the case of Fraud.
(b)Except as set forth in this Article 8, no claim will be brought or maintained by, or on behalf of, Purchaser or any other Purchaser Party against any Seller Party, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties or covenants of the Sellers or any other Person set forth or contained in this Agreement, any certificate, instrument, opinion, agreement or other document delivered by the Sellers or any other Person hereunder or in connection herewith, the Purchased Assets, the subject matter of this Agreement, the certificates delivered pursuant to Sections 6.1(e)(i) and 6.2(g)(i), the Disclosure Schedules and the transactions contemplated hereby and thereby, the business, the ownership, operation, management, use or control of the business of the Sellers, any of their assets, or any actions or omissions at or prior to the Closing.
1.5Termination of Indemnification. Any obligation to indemnify and hold harmless a Person in respect of a breach of representation or warranty or covenant will terminate when the applicable representation or warranty or covenant terminates pursuant to Section 8.1; provided, however, that such obligations to indemnify and hold harmless with respect to Losses arising prior to the Limitation Date in respect of a breach of representation or warranty or covenant will not terminate with respect to any item as to which the Person to be indemnified has, prior to the Limitation Date, previously made a good faith claim for Losses incurred by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party in accordance with this Agreement.
1.6Procedures Relating to Indemnification.
(a)In order for a Person that has rights of indemnification under this Agreement (each, an “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any Person against the

Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party (the “Indemnifying Party”) in writing (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification and the provisions of this Agreement upon which such claim for indemnification is made) of the Third Party Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third Party Claim; provided, that failure to give such notification on a timely basis will not affect the indemnification provided hereunder except to the extent the Indemnifying Party is actually prejudiced as a result of such failure; provided, further that, for purposes of this Section 8.6(a), (i) any notice contemplated to be delivered to any Seller Party will be given by written notice to Representative and (ii) Representative will be entitled to provide any notices contemplated by this Section 8.6(a) on behalf of each Seller Party. Thereafter, the Indemnified Party will deliver to the Indemnifying Party, within five (5) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.
(b)If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party will be entitled to participate in the defense thereof and, if it elects, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. Should an Indemnifying Party elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party will control such defense. The Indemnifying Party will be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense of a Third Party Claim; provided, if the Indemnified Party is a Purchaser Party, such fees and expenses will be reimbursed solely from the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account. If Representative (on behalf of the Seller Parties) is defending a Third Party Claim, the reasonable expenses of the Sellers incurred in defending a Third Party Claim (or any participation in a Third Party Claim that could result in Losses to the Sellers) will be paid from (or the Sellers will be entitled to be reimbursed from) the Indemnity Escrow Funds then remaining in the Indemnity Escrow Account. If the Indemnifying Party chooses to defend any Third Party Claim, all the Parties will cooperate in the defense or prosecution of such Third Party Claim. Such cooperation will include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information reasonably relevant to such Third Party Claim and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Indemnifying Party shall not admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such admission, judgment, settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and the Indemnifying Party shall (i) pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party and (iii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim. If the Indemnified Party in good faith determines that the conduct of the defense or any proposed settlement of any Third Party Claim would reasonably be expected to affect adversely the Indemnified Party’s Tax liability or the ability of the Indemnified Party or any of its Affiliates to conduct its business, or that the Indemnified Party may have available to it one or more defenses or counterclaims that are inconsistent with one or more of those that may be available to the Indemnifying Party in respect of such Third Party Claim, the Indemnified Party shall have the right at all times to take over and control the defense, settlement, negotiation or action relating to any such Third Party Claim at the sole cost of the Indemnifying Party. Whether or not the Sellers have assumed the defense of a Third Party Claim, neither Purchaser nor any of its Affiliates will admit any liability with respect to, consent to the entry of any judgment, or settle, compromise or discharge, any Third Party Claim without the prior written consent of Representative (not to be unreasonably withheld, conditioned or delayed) on behalf of the Seller Parties.
(c)If there shall be any conflicts between the provisions of this Section 8.6 and Section 5.4(g), the provisions of Section 5.4(g) shall control with respect to Tax contests.
1.7Certain Additional Matters.
(a)The amount of any and all Losses under this Article 8 will be determined net of any amounts actually recovered by an Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy (other than the R&W Insurance Policy), title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights (collectively, “Alternative Arrangements”).
(b)In no event will any Indemnified Party be entitled to recover or make a claim for any amounts in respect of, and in no event will “Losses” be deemed to include, (i) punitive, special or exemplary damages (except to the extent actually paid to a third party) or (ii) any Liability arising from any change after the Closing Date in any applicable Law or any interpretation thereof or (iii) any Taxes (x) with respect to any taxable period (or portion thereof) beginning after the Closing Date, or (y) that are due to transactions occurring on the Closing Date but after the Closing (other than any action that is taken in the ordinary course of business unrelated to the transactions expressly contemplated by this Agreement).
(c)Any indemnity payment under this Agreement will be treated as an adjustment to the Closing Purchase Price for Tax purposes.
(d)Each Indemnified Party agrees that in the event of any breach giving rise to an indemnification obligation under this Article 8, such Indemnified Party will take and will cause its Affiliates to take, or cooperate with the Indemnifying Party, if so requested by the Indemnifying Party, in order to take, such reasonable measures required by applicable Law to mitigate the consequences of the related breach.
(e)On the first Business Day following the twelve (12)-month anniversary of the Closing Date, Purchaser and Representative will jointly direct the Escrow Agent in writing to distribute any and all remaining amounts in the Indemnity Escrow Account to Representative; provided that to the extent there are any pending and unresolved claims for indemnification under Section 8.2(a)(i) through Section 8.2(a)(iv) for which notice has been timely provided, the portion of the Indemnity Escrow Funds in an amount equal to the amount claimed pursuant to such pending and unresolved claims will be retained in the Indemnity Escrow Account in accordance with the Escrow Agreement and will be released in accordance with the procedures set forth in this Agreement and the Escrow Agreement. Promptly thereafter following the Final Determination (as defined in the Escrow Agreement) of each pending and unresolved claim for indemnification under Article 8 for which notice has been timely provided, Purchaser and Representative will jointly direct the Escrow Agent in writing to distribute in accordance with such Final Determination any remaining portion of the Indemnity Escrow Funds in the Indemnity Escrow Account held back with respect to such claim in accordance with, and subject to the conditions of, this Agreement and the Escrow Agreement, as applicable, to the Indemnified Party and Representative.
(f)For the purposes of determining whether any representation or warranty of the Sellers or Purchaser contained in this Agreement or set forth in any certificate delivered pursuant to Section 6.1(e) and Section 6.2(l)(i) has been breached and of calculating the amount of Losses to which an Indemnified Party is entitled as a result of a breach of such representation or warranty of the Sellers or Purchaser, any qualification or limitation contained in such representation or warranty as to “material,” “materially,” “materiality,” “Purchaser Material Adverse Effect” or “Seller Material Adverse Effect” will be disregarded.
(g)The representations and warranties of the Parties contained in this Agreement and in any certificate delivered pursuant to this Agreement, and the rights and remedies of the Indemnified Parties with respect thereto, will not be affected by any investigation, inquiry, or examination made by or on behalf of either Party, or the knowledge of either Party or their respective Representatives, regardless of whether such investigation, inquiry, or examination was conducted, or such knowledge was obtained, prior to, at, or after the execution of this Agreement or the consummation of the Closing and regardless of whether such knowledge was obtained from the other Party, any of its Representatives, or any other Person.
ARTICLE 9

MISCELLANEOUS
1.1Amendment and Waiver. This Agreement may not be amended, altered or modified except by a written instrument executed by Purchaser and Representative (on behalf of all Sellers). No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. No waiver of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provisions, whether or not similar, nor will any waiver constitute a continuing waiver.
1.2Notices. All notices, requests, demands and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given only (a) on the date delivered by hand to the applicable address, (b) on the date transmitted via email to the email address set out below if receipt thereof is acknowledged, (c) one (1) Business Day after being couriered by overnight receipted courier service to the applicable address or (d) on the date of rejection or refusal of any attempted delivery by one of the preceding methods to each party at its address set forth below (or such other address as it may from time to time designate in writing to the other parties hereto):
If to the Sellers or the Representative, then to:
Salient Partners, L.P.
4265 San Felipe, 8th Floor
Houston, TX 77027
Attention: Chief Executive Officer
Email: benszer@salientpartners.com

with copies (which will not constitute notice) to:
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention: Jonathan Blackburn
Facsimile:     (312) 853-7036
Email:    jblackburn@sidley.com
If to Purchaser, then to:
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX 75201
Attention: Chief Executive Officer
Email: bcasey@westwoodgroup.com

with copies (which will not constitute notice) to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Attention: David K. Boston and Danielle Scalzo
E-mail: dboston@willkie.com; dscalzo@willkie.com
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX 75201
Attention: General Counsel
Email: jgerron@westwoodgroup.com

Any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, demand or other communication will be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.
1.3Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned (including by operation of Law) by any of the Parties without the prior written consent of Purchaser and the Representative (on behalf of the Sellers) and any attempted assignment without such prior written consent will be void; provided, that Purchaser may assign its rights under this Agreement to any controlled Affiliate of Purchaser, it being understood and agreed that Purchaser will remain liable for the performance of its obligations hereunder and shall provide prior notice to Representative (on behalf of all Sellers) of any such permitted assignment.
1.4Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law in any jurisdiction, such provision will be ineffective only to the extent of such prohibition or invalidity and only in such jurisdiction, without invalidating the remainder of such provision or the remaining provisions of this Agreement in such jurisdiction or any provision of this Agreement in any other jurisdiction.
1.5Construction and Interpretation. Unless the context otherwise requires, any reference in this Agreement to words imparting the singular number only include the plural and vice versa. Unless the context otherwise requires, all references in this Agreement to any “Article,” “Section,” “Schedule” or “Exhibit” are to the corresponding Article, Section, Schedule or Exhibit of this Agreement. Unless the context otherwise requires, the words “hereby,” “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to the provision in which such words appear. The use of the masculine, feminine or neuter gender herein will not limit any provision of this Agreement. Unless the context requires otherwise, the use of the terms “including” or “include” will in all cases herein mean “including, without limitation,” or “including, but not limited to,” respectively. The use of the terms “threat,” “threaten” or “threatened” will in all cases herein mean “written threat,” “threaten in writing” or “threatened in writing.” The phrase “to the extent” means “the degree by which” and not “if” for all purposes of this Agreement. The phrases “to the Sellers’ Knowledge,” “to the Knowledge of the Sellers” and phrases of similar import or effect are used herein to qualify and limit the scope of any representation or warranty in which they appear and are not affirmations of any Person’s “superior knowledge” that the representation or warranty in which they are used is true. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.
1.6Purchaser Deliveries. Purchaser agrees and acknowledges that all documents or other items delivered or made available to Purchaser’s representatives (who have been introduced as such by Purchaser to the Sellers) will be deemed to be delivered or made available, as the case may be, to Purchaser for all purposes hereunder. For purposes of this Agreement, if the Sellers, any of their Affiliates or a Person acting on their behalf posts a document to any online data room hosted on behalf of the Sellers and their Affiliates by IntraLinks or any other third-party, such document will be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to Purchaser and its representatives on the date that is two (2) days following the day the document is actually posted.
1.7No Third-Party Beneficiaries. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.
1.8Specific Performance; Damages. The Parties agree that the aggrieved Party or Parties would suffer irreparable damage in the event that the Closing is not consummated in accordance with the terms of this Agreement, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and agree that in the event of any breach or threatened breach by any Party of its agreements. covenants or obligations set forth in this Agreement, the aggrieved Party or Parties will be entitled to an injunction or injunctions to prevent or restrain such breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement to prevent such breaches or threatened breaches of, or to enforce compliance with, the agreements, covenants and obligations of such Party under this Agreement in addition to any other remedy to which the aggrieved Party or Parties are entitled at Law or in equity, including the right to terminate this Agreement pursuant to Article 7 and to seek money damages. The Parties each hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement. The Parties each hereby waive (i) any defenses in any Proceeding for specific performance, including the defense that a remedy at Law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. In the event that any aggrieved Party or Parties prevail in any Proceeding commenced to enforce the terms of this Section 9.8 all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by such aggrieved Party or Parties in such Proceeding will be reimbursed by the non-prevailing Party.
1.9Complete Agreement. This Agreement, together with the schedules and exhibits referred to herein, and the Related Agreements (when executed) contain the complete agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way.
1.10Counterparts. This Agreement and any Related Agreement may be executed by electronic transmission (i.e., electronically transmitted portable document format (PDF) or DocuSign or similar electronic signature) and in counterparts, any one of which need not contain the signatures of more than one Party, but all such counterparts taken together will constitute one and the same instrument.
1.11Governing Law. This Agreement, and all claims or causes of action (whether at law or in equity, in contract or in tort) that may be based upon, arise out of or relate to this Agreement will be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
1.12Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.
1.13Exclusive Jurisdiction and Venue. WITHOUT LIMITING ANY PARTY FROM ENFORCING ANY JUDGMENT OR SEEKING SPECIFIC PERFORMANCE AS AN INTERIM MEASURE IN ANY APPROPRIATE JURISDICTION AND VENUE, EACH OF THE PARTIES IRREVOCABLY AGREES THAT ANY PROCEEDING BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT BETWEEN OR AMONG SUCH PARTIES WILL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE DELAWARE COURT OF CHANCERY AND ONLY STATE APPELLATE COURTS THEREFROM WITHIN THE STATE OF DELAWARE (UNLESS THE DELAWARE COURT OF CHANCERY DECLINES TO ACCEPT JURISDICTION OVER A PARTICULAR MATTER, IN WHICH CASE, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE). EACH OF THE PARTIES HEREBY EXPRESSLY AND IRREVOCABLY SUBMITS TO THE JURISDICTION OF SUCH COURTS FOR SUCH PURPOSE. EACH OF THE PARTIES HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING BROUGHT IN ANY SUCH COURT REFERRED TO ABOVE

AND ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.
1.14Disclosure Schedules. The information set forth in each Section or sub-Section of the Schedules to this Agreement (the “Disclosure Schedules”) is to be taken as relating to the representations and warranties of the Sellers as a whole, notwithstanding the fact that the Disclosure Schedules are arranged by sections corresponding to the sections in this Agreement or that a particular section of this Agreement makes reference to a specific section of the Disclosure Schedules and notwithstanding that a particular representation and warranty may not make a reference to the Disclosure Schedules (but, in all cases, only to the extent reasonably apparent on the face of the applicable disclosure that such disclosure applies to another Section or sub-Section of the Disclosure Schedules). The inclusion of information in the Disclosure Schedules will not be construed as, and will not constitute, an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor will it be construed as or constitute an admission or agreement that such information is material to any of the Purchased Assets, the Sellers or Purchaser. In addition, matters reflected in the Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person will use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Person will use the fact of setting forth or the inclusion of any such item or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedules is or is not in the ordinary course of business for purposes of this Agreement.
1.15Non-Recourse. This Agreement may only be enforced against, and any claim or suit based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement may only be brought against, the named Parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to the named Parties to this Agreement. No Person who is not a named Party to this Agreement, including any past, present or future director, manager, officer, employee, incorporator, member, partner, direct or indirect equityholder, Affiliate, agent, attorney or representative of any Party or any of its Affiliates will have or be subject to any liability or indemnification obligation (whether in contract or in tort) to any Party or any other Person resulting from any claim based on, in respect of or by reason of the Transactions, the sale and purchase of the Purchased Assets or the assumption of the Assumed Liabilities, including any alleged non-disclosure or misrepresentations made by any such Persons or other Persons, in each case, regardless of the legal theory under which such Liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at Law or in equity, or otherwise; and each Party waives and releases all such liabilities and obligations against any such Persons.
1.16Reproductions. This Agreement, the Related Agreements and all other documents, instruments and agreements in the possession of any Party that relate hereto or thereto may be reproduced by such Party, and any such reproduction will be admissible in evidence, with the same effect as the original itself, in any judicial or other administrative proceeding, whether the original is in existence or not. No Party will object to the admission in evidence of any such reproduction unless the objecting Party reasonably believes that the reproduction does not accurately reflect the contents of the original and objects on that basis.
1.17No Presumption Against Drafter. Notwithstanding the fact that this Agreement has been drafted or prepared by one of the Parties, each of the Parties confirms that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the Parties and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement).
1.18Recitals. The Recitals to this Agreement are hereby incorporated as material provisions of this Agreement as if restated in full herein.
1.19Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
1.20Obligations of the Parties. Whenever this Agreement requires a Subsidiary of a Party to take any action, such requirement will be deemed to include an undertaking on the part of the applicable Party to cause such Person to take such action.
1.21Payments under Agreement. Each Party agrees that all amounts required to be paid hereunder will be paid in United States currency and, except as otherwise expressly set forth in this Agreement, without discount, rebate or reduction and subject to no counterclaim or offset (other than withholding Tax obligations required to be withheld by Law) on the dates specified herein (with time being of the essence).
1.22No Partnership. Nothing in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct any of the Sellers’ or their Affiliates’ operations and, without limiting its obligations under this Agreement, the Sellers and their Affiliates will exercise complete control over their operations. Furthermore, in no event will this Agreement be deemed to create a partnership between the Sellers or any of their Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, and in no event will any fiduciary or similar duty be deemed owed by the Sellers or any of their Affiliates to Purchaser or any of its Affiliates.
1.23Sellers’ Representative.
(a)Each Seller hereby irrevocably constitutes and appoints Salient Partners, L.P. as its true and lawful attorney-in-fact and agent (the “Representative”) with full power of substitution to do any and all things and execute any and all documents which may be necessary, convenient or appropriate to facilitate the consummation of the transactions contemplated hereby and the exercise of all rights and the performance of all obligations hereunder, including: (i) receiving payments under or pursuant to this Agreement and disbursements thereof to Sellers, as contemplated by this Agreement; (ii) receiving and forwarding of notices and communications pursuant to this Agreement and accepting service of process; (iii) giving or agreeing to, on behalf of all Sellers or any Seller, any and all amendments, consents and waivers deemed by the Representative, in its reasonable and good faith discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; and (iv) with respect to any indemnification claims and all other matters arising under this Agreement, (A) disputing or refraining from disputing, on behalf of each Seller relative to any amounts to be received by Sellers under this Agreement or any agreements contemplated hereby, or any claim made by Purchaser under this Agreement, (B) negotiating and compromising, on behalf of each Seller, any dispute that may arise under, and exercise or refrain from exercising any remedies available under, this Agreement, and (C) executing, on behalf of each Seller, any settlement agreement, release or other document with respect to such dispute or remedy, except in each case with respect to a dispute between any Seller on the one hand and the Representative on the other hand.
(b)Each Seller hereby agrees that: (i) in all matters in which action by the Representative is required or permitted, the Representative is authorized to act on behalf of such Seller, notwithstanding any dispute or disagreement among the Sellers, and any Purchaser Party shall be entitled to rely on any and all action taken by the Representative under this Agreement without any liability to, or obligation to inquire of, any Seller, notwithstanding any knowledge on the part of any Purchaser Party of any such dispute or disagreement; (ii) all decisions, actions, consents and instructions by the Representative shall be binding upon all of the Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction; (iii) notice to the Representative, delivered in the manner provided in Section 9.2, shall be deemed to be notice to each Seller for the purposes of this Agreement; (iv) the appointment of the Representative is coupled with an interest and shall be irrevocable by such Seller in any manner or for any reason; and (v) in the event that the Person serving as the Representative files for bankruptcy protection or otherwise becomes unable to serve as a representative of the Sellers, Sellers shall appoint a successor Representative within ten (10) days after the cessation of the predecessor Representative.
(c)Each Seller hereby acknowledges and agrees that no Purchaser Party shall have any Liability to any Seller Party with respect to, and Sellers shall jointly and severally indemnify all Purchaser Parties against, and agree to hold the Purchaser Parties harmless from, any and all Losses incurred by such Purchaser Parties arising out of any breach of this Section 9.23 by the Representative or by any Seller, or the designation, appointment or actions of the Representative pursuant to the provisions hereof, including with respect to any (x) failure by the Representative to deliver funds received by the Representative on behalf of Sellers or any other actions taken by the Representative, and (y) reliance by the Purchaser Parties on, and actions taken by the Purchaser Parties in reliance on, the instructions of, notice given by or any other action taken or omitted by the Representative.
(d)For the avoidance of doubt, any notice or payment required to be made or delivered to the Sellers under the terms of this Agreement can be duly made or paid by Purchaser (or its designees(s)) to the Representative (on the Sellers’ behalf).
ARTICLE 10

DEFINITIONS
“15a-4 Agreements” has the meaning set forth in Section 4.5(c)(vii).
“Accounting Firm” has the meaning set forth in Section 1.6(c)(iii).
“Acquired Plan” means each Employee Benefit Plan which is a Purchased Asset.
“Acquired Subsidiaries” means, collectively, Salient Advisors, L.P., Salient Capital, L.P. and Forward Securities, LLC.
“Adjusted Assets Under Management” means, for any Client, as of a particular date of determination, the Base Date Assets Under Management with respect to such Client,

calculated in the same manner as provided for in the calculation of Advisory Fees under the applicable Advisory Agreement, as adjusted, in the case of any Revenue Run Rate determination after the Base Date, (a) to reflect net cash flows with respect to Sellers’ and their Affiliates’ total net assets under management with respect to such Client (including any additions, withdrawals, redemptions, written notices of withdrawal or redemption, and reinvestments of dividends and interest) that occurred from and after the Base Date (or, in the case of a New Client, such later date as such New Client became a Client) through such date of determination, (b) to exclude any increase or decrease in Sellers’ total net assets under management with respect to such Client due to market appreciation or depreciation and any currency fluctuations, in each case, that occurred from and after the Base Date (or, in the case of a New Client, from and after such later date as such New Client became a Client) through such date of determination and (c) to reflect the matters set forth on Schedule 10.1(a).
“Advisers Act” means the Investment Advisers Act of 1940, as the same may be amended from time to time, and any successor to such act.
“Adviser Entity” means each of Salient Capital Advisors, LLC, Salient Advisors, L.P., Forward Management LLC, Sustainable Woodland Partners LLC and Broadmark, together with any other Affiliate of the Sellers that is or is required to be registered as an investment adviser under the Advisers Act or any other applicable Investment Law.
“Advisory Agreement” means (i) any management, investment advisory, subadvisory or trading advisory agreement or similar agreement pursuant to which the Sellers or any of their Affiliates provides Investment Management Services, (ii) any organizational document of a Fund, to the extent the same confers management rights to the Sellers or any of their Affiliates as a general partner or equivalent and pursuant to which the Sellers provide Investment Management services and (iii) any other agreement to which the Sellers or any of their Affiliates is a party, in each case, to the extent evidencing and providing for the payment of Advisory Fee.
“Advisory Fees” are the aggregate annualized investment advisory, investment management, subadvisory, and similar fees paid by all Clients (including the Funds), but excluding performance-based, incentive, contingent or similar fees, distribution and servicing fees, securities lending fees, transaction revenues and fund administration fees payable to the Sellers or any Adviser Entity.
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. Broadmark shall be deemed an Affiliate of the Seller.
“Agreement” has the meaning set forth in the Preamble.
“Allocation” has the meaning set forth in Section 1.12.
“Alternative Arrangements” has the meaning set forth in Section 8.7(a).
“Applicable Subsidiary” means any Purchased Asset that consists of equity interests in any Subsidiary of the Sellers, including the Purchased Interests of the Acquired Subsidiaries.
“Assumed Liabilities” has the meaning set forth in Section 1.3.

“Assumption Agreement” means the Assignment and Assumption Agreement to be executed by Purchaser, in form and substance reasonably acceptable to Representative and Purchaser prior to the Closing Date.
“Balance Sheet Date” has the meaning set forth in Section 2.6(a).
“Banking Laws” means all applicable federal or state banking, anti-money laundering and similar Laws, including the Bank Holding Company Act, the Bank Secrecy Act and Subchapter F of the Texas Finance Code (as amended and in effect) and the regulations promulgated under each of them and all other federal or state banking Laws applicable to the Purchased Assets, including applicable escheatment or similar unclaimed property Laws.
“Base Date” means May 1, 2022.
“Base Date Assets Under Management” means, for any Client, the total assets under management by the Sellers or any of their Affiliates for such Client as of the Base Date, calculated in the same manner as provided for in the calculation of Advisory Fees under the applicable Advisory Agreement, adjusted to reflect any pending redemptions or withdrawals, or written notices of withdrawal or redemption received by the Sellers or any of their Affiliates, as of the Base Date.
“Base Date Revenue Run Rate” means the aggregate Revenue Run Rate determined as of the Base Date as set forth on Annex III.
“Base Purchase Price” means $35,000,000.
“BD Regulatory Filings” has the meaning set forth in Section 2.19(a).
“Bill of Sale” means the Bill of Sale to be executed by the Sellers at the Closing, in form and substance reasonably acceptable to Purchaser prior to the Closing Date.
“Broad-Based Retention Bonuses” has the meaning set forth in Section 5.5(f).
“Broadmark” means Broadmark Asset Management LLC, a Delaware limited liability company.
“Broadmark JV Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Broadmark Asset Management LLC, dated as of September 16, 2019.
“Broadmark JV Interest Transfer Approval and Waivers” has the meaning set forth in the Recitals.
“Broker-Dealer Activities” has the meaning set forth in Section 2.19(a).
“Broker-Dealer Entity” means each of Salient Capital, L.P. and Forward Securities, LLC, together with any other Affiliate of Sellers that is or is required to be registered as a broker-dealer under the Exchange Act or any other applicable Investment Law.
“Business” means the business of the Sellers and their Subsidiaries (including Broadmark) of providing Investment Management Services to the Clients (including the Funds), as presently conducted, including any such business conducted, directly or indirectly, by the Sellers or any of their Subsidiaries, including through any other Salient JVs.

“Business Data” means information that is not publicly available and is business-related information, the tampering with which, or unauthorized disclosure, access or use of which, would cause a material adverse impact to the business, operations or security of the Sellers and their Subsidiaries.
“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks located in Houston, Texas are closed for business as a result of a federal, state or local holiday.
“Business Employees” means all employees of listed on Schedule 2.13(a).
“Calculation Time” means 11:59 p.m. (prevailing Central Time) on the date immediately preceding the Closing Date.
“CFTC” means the U.S. Commodity Futures Trading Commission.
“Client” means any Person (including, for the avoidance of doubt, the Funds) to whom the Sellers or any of their Affiliates provides investment management services, investment advisory services or brokerage services with respect to securities, commodities or other assets pursuant to the Purchased Assets.
“Client Consent Adjustment Amount” means (a) if the Client Consent Percentage is 95% or greater, an amount equal to zero (0); and (b) if the Client Consent Percentage is less than 95%, an amount equal to the product of (i) the result of (A) 100% minus (B) the Client Consent Percentage, multiplied by (ii) the Base Purchase Price.
“Client Consent Percentage” means, as of the Closing, a fraction (expressed as a percentage), the numerator of which is the Closing Date Revenue Run Rate and the denominator of which is the Base Date Revenue Run Rate, in each case excluding Discontinued Products described in clause (y) of the definition thereof.
“Closing” has the meaning set forth in Section 1.5.
“Closing Date” has the meaning set forth in Section 1.5.
“Closing Date Net Working Capital” means current assets minus current liabilities for the Business without giving effect to the Transactions, calculated as of the Calculation Time and in accordance with Section 1.6(d) and the example calculation set forth on Exhibit B hereto; provided, that in no event shall the Closing Date Net Working Capital include any amount included within the calculation of Seller Transaction Expenses.
“Closing Date Revenue Run Rate” means the aggregate Revenue Run Rate determined as of the Calculation Time, it being understood and agreed that such determination of Revenue Run Rate shall (a) include as Clients all New Clients and their respective Adjusted Assets Under Management and (b) exclude any Non-Consenting Clients and their respective Base Date Assets Under Management and Adjusted Assets Under Management.
“Closing Purchase Price” has the meaning set forth in Section 1.6(a).
“Closing Statement” has the meaning set forth in Section 1.6(c)(i).
“Code” means the Internal Revenue Code of 1986, as amended.

“Company Commodity Subsidiary” has the meaning set forth in Section 2.21(d).
“Confidentiality Agreement” has the meaning set forth in Section 4.2.
“Consent” means, as applicable, any consent, notice, authorization, novation, order, waiver, approval, accreditation, certificate, declaration or filing or expiration of waiting periods in connection with the Transactions.
“Contagion Event” means the outbreak and ongoing effects of contagious disease, epidemic or pandemic (including COVID-19 and any variation thereof).
“Contract” means any written agreement, contract, subcontract, lease, instrument, or other legally binding commitment.
“COVID-19 Law” means the CARES Act, the Families First Coronavirus Response Act of 2020, the Paycheck Protection Program Flexibility Act of 2020, the Consolidated Appropriations Act, 2021, any U.S. presidential memorandum, executive order or similar publication or document permitting or requiring the deferral of any Taxes, and any other law intended to address the consequences of COVID-19, in each case, as may be amended or modified, together with all rules and regulations and guidance issued by any Governmental Authority.
“D&O Tail Policy” has the meaning set forth in Section 5.8.
“Data Protection Laws” means all applicable Laws, regulations, or industry standards pertaining to data protection, data privacy, data security, data breach notification, cybersecurity, cross-border data transfer and general consumer protection Laws as applied in the context of data privacy, data breach notification, electronic communication, telephone and text message communications, marketing by email or other channels, payment card transactions and other similar laws in all relevant jurisdictions.
“Data Protection Requirements” means (i) Data Protection Laws, (ii) all published, posted and internal policies, procedures, agreements and notices relating to the Sellers and their Subsidiaries’ collection, use, storage, disclosure, or cross-border transfer of Personal Information or Business Data and (iii) any Contracts, codes of conduct or industry standards by which the Sellers or their Subsidiaries are bound relating to the collection, access, use, storage, disclosure, transmission, or cross-border transfer of Personal Information or Business Data.
“Data Security Breach” means an event leading to any unauthorized access or destruction, use, modification, unavailability, loss, acquisition of or disclosure to, or other adverse incidents related to Personal Information or Business Data.
“Disclosure Schedules” has the meaning set forth in Section 9.14.
“Dispute Notice” has the meaning set forth in Section 1.6(c)(ii).
“Earnout Shares” has the meaning set forth in Section 1.11(d)(i).
“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other compensation and employee benefit plan, program, agreement or arrangement that is maintained, sponsored or contributed to or required to be contributed to by the Sellers or their Affiliates (other than Broadmark), or under which the Sellers or their Affiliates (other than Broadmark) has any Liability, in each case, on behalf of its current or former employees, whether formal or informal, oral or written, funded or unfunded, insured or self-insured.
“Equity Interests” means, of any Person, any and all shares of capital stock, membership interests, units, warrants, profits interests, or options of such Person, and all securities of such Person exchangeable for or convertible or exercisable into, or based on the value of, any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Sellers, or that is a member of the same “controlled group” as the Sellers pursuant to Section 4001(a)(14) of ERISA.
“ERISA Client” means (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA, or a plan subject to Section 4975 of the Code; or (ii) an entity deemed to hold the “plan assets” of either of the foregoing (within the meaning of the U.S. Department of Labor regulation located at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA).
“Escrow Agent” means Citibank, N.A. as the Escrow Agent under the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement, in form and substance reasonably acceptable to Purchaser, the Representative and the Escrow Agent prior to the Closing Date, to be entered into at the Closing by Purchaser, the Representative and the Escrow Agent.
“Escrow Deposit Amount” means the sum of (a) the Indemnity Escrow Deposit Amount and (b) the Purchase Price Adjustment Escrow Deposit Amount.
“Estimated Closing Purchase Price” has the meaning set forth in Section 1.6(b).
“Events” has the meaning set forth in the definition of “Seller Material Adverse Effect.”
“Excess Purchase Price Amount” has the meaning set forth in Section 1.6(c)(v)(B).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded Assets” has the meaning set forth in Section 1.2.
“Excluded Liabilities” has the meaning set forth in Section 1.4.
“Final Tax Allocation Statement” has the meaning set forth in Section 1.12(b).
“Financial Statements” has the meaning set forth in Section 2.6(a).
“FINRA” means the United States Financial Industry Regulatory Authority.

“FINRA Application” means a continuing membership application filed pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership and control of the respective Broker-Dealer Entity filing such continuing membership application resulting from the Transactions.
“Flow-Through Tax Return” means any income Tax Return (including IRS Form 1065, U.S. Return of Partnership Income, and any related state income Tax Returns) filed by or with respect to an Salient-Owned Subsidiary in respect of a Pre-Closing Period to the extent that (a) the Salient-Owned Subsidiary is treated as a pass-through entity for purposes of such Tax Return, and (b) the result of operations reflected on such Tax Returns are also reflected on the Tax Returns of the Sellers.
“Fraud” means actual intentional fraud under Delaware common law with a specific intent to deceive brought against a Party based upon a misrepresentation made by such Party with respect to a representation expressly contained in this Agreement.
“Fund Financial Statement” has the meaning set forth in Section 2.18(j).
“Funds” means, collectively, the Private Funds and the Registered Funds.
“GAAP” means United States generally accepted accounting principles, consistently applied in accordance with the Sellers’ past practices.
“GIPS” has the meaning set forth in Section 2.16(j).
“Governmental Authority” means any: (a) domestic or non-U.S. nation, state, commonwealth, province, territory, county, municipality, district or other legal jurisdiction; (b) federal, state, local, municipal, non-U.S. or other government; (c) domestic or non-U.S. governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit or body (accreditation or otherwise), self-regulatory organization and any court or other tribunal); or (d) any court, tribunal, arbitrator or other arbitral body (public or private).
“Gramm-Leach Bliley Act” means the Gramm-Leach Bliley Act of 1999.
“Indebtedness” means, of any Person and as of any time, the aggregate amount of the following (including all accrued and unpaid interest and all prepayment penalties, breakage fees and exit fees that would be incurred in connection with the repayment thereof at such time), without duplication: (a) the outstanding principal amount of any indebtedness for borrowed money (other than trade payables arising in the ordinary course of business), including all accrued but unpaid interest thereon; (b) all other obligations evidenced by bonds, debentures, notes, hedging and swap arrangements or contracts or similar instruments of indebtedness, including all accrued but unpaid interest thereon; (c) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP; (d) all direct obligations under letters of credit (other than stand-by letters of credit), surety bonds, bankers’ acceptances, guarantees or similar instruments issued for the account of such Person; (e) all deferred, installment or contingent purchase price obligations in respect of businesses, properties, securities, goods or services (including any “earn-outs”, incentive payment or similar obligations, but excluding current trade payables arising in the ordinary course of business); (f) (i) any unfunded or underfunded Liabilities pursuant to any Acquired Plan that is a pension or nonqualified deferred compensation plan or arrangement for any period solely occurring prior to the Closing Date, (ii) any unpaid severance obligations of an Acquired Subsidiary with respect to any Business Employee whose employment terminated prior to the Closing and (iii) any earned but unpaid salary, bonuses and paid time off for any period prior to the Closing Date, together with the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith; (g) outstanding holdback obligations in respect of prior acquisitions; and (h) any guarantees of indebtedness or other obligations of the types described above under which such Person would be liable. For purposes of determining the Indebtedness of the Sellers and their Affiliates (other than Broadmark) hereunder, such Indebtedness shall, for the avoidance of doubt, include the items set forth on Section 10.1(b) of the Disclosure Schedules.
“Indemnified Party” has the meaning set forth in Section 8.6(a).
“Indemnifying Party” has the meaning set forth in Section 8.6(a).
“Indemnity Escrow Account” has the meaning set forth in Section 1.8(b).
“Indemnity Escrow Deposit Amount” means $175,000; provided, however, that if the condition set forth on Schedule 10.1(e) is not satisfied by the Closing Date, then the Indemnity Escrow Deposit Amount shall be $525,000.
“Indemnity Escrow Funds” means the amounts held in the Indemnity Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investment thereof, less distributions thereof.
“Initial Client Consent Adjustment Amount” has the meaning set forth in Section 1.9.
“Intellectual Property” means, collectively, all U.S. and non-U.S. (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all issued patents and applications therefor, including divisionals, continuations, continuations-in-part, foreign counterparts, re-issues and re-examinations thereof, (b) trademarks, service marks, trade names, corporate names, Internet domain names, designs, logos and slogans, all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) published and unpublished works of authorship and copyrights therein, and copyright registrations and applications for registration thereof and all renewals, extensions, restorations and reversions thereof, (d) all trade secrets and confidential or proprietary business information (including confidential ideas, research and development, know-how, methods, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) Software, code, data, databases and compilations of information, and (f) any similar proprietary or intellectual property rights.
“Invested Capital” means any investment by Sellers or any of their respective Affiliates in the Funds.
“Investment Company Act” means Investment Company Act of 1940, as the same may be amended from time to time, and any successor to such act.
“Investment Laws” means (a) all applicable federal or state securities, commodities or other investment related Laws, including the Advisers Act, the Commodity Exchange Act, the Exchange Act, the Investment Company Act and the Securities Act and the regulations promulgated under each of them, (b) the rules and regulations of self-regulatory organizations including FINRA and each applicable exchange (as defined under the Exchange Act), and (c) all other federal or state securities Laws applicable to the Purchased Assets.

“Investment Management Services” means any services that involve (a) the management of an investment account or fund (or portions thereof or a group of investment accounts or funds), (b) the giving of advice with respect to the investment and/or reinvestment of assets or funds (or any group of assets or funds) and activities related or incidental thereto or (c) otherwise acting as an “investment adviser” within the meaning of the Advisers Act.
“IRS” has the meaning set forth in Section 2.14(b).
“IT Assets” means all computer systems, hardware, software, programs, databases, websites, applications, systems, networks and other information technology equipment and assets.
“IT Corruptants” means any malicious or disabling code or instructions, timer, copy protection device, clock, counter, or other limiting design or routing or any “back door,” “time bomb,” “trojan horse,” “worm,” “drop dead device,” “virus,” “bug,” documentation error or corruptant, malware, “spyware,” or other similar programs, software routines or hardware components that are designed to permit unauthorized access or the unauthorized disablement or erasure of any IT Assets or otherwise render any IT Assets incapable of being used in the manner for which they were designed.
“Key Employee Documentation” has the meaning set forth in the Recitals.
“Key Employees” means each of the employees set forth on Schedule 10.1(c).
“Knowledge” means in the case of the Sellers, the actual knowledge of Bill Enszer, Anjali Agarwal, Paul Bachtold, Kristin Bayazitoglu and David Linton, in each case after reasonable inquiry.
“Law” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States or any state, county, city or other political subdivision of any United States Governmental Authority.
“Leased Real Property” means all leasehold and subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property that are held by Sellers or any one of their Subsidiaries and used in or necessary for the conduct of the Business or operation of the Purchased Assets.
“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, pursuant to which the Sellers or any one of their Subsidiaries holds any Leased Real Property.
“Lender Consents” has the meaning set forth in the Recitals.
“Lender Parties” means each of the Summit Lender Parties, the Senior Lender Parties, and each of the other lender parties set forth on Section 4.6 of the Disclosure Schedules.
“Liabilities” means any and all debts, liabilities and obligations, whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Proceeding or Order and those arising under any Contract or undertaking.
“Liens” means any mortgage, pledge, security interest, encumbrance, lien, license, easement or charge.

“Limitation Date” has the meaning set forth in Section 8.1.
“Losses” means actual out-of-pocket losses, liabilities, damages or expenses (including reasonable attorneys’ fees and disbursements).
“Material Contract” has the meaning set forth in Section 2.9(a).
“Net Working Capital Adjustment Amount” means an amount (which may be a positive or negative number) equal to (a) the Closing Date Net Working Capital minus (b) the Target Net Working Capital.
“New Client” means any Person (other than the Sellers or any of their Affiliates) that becomes a Client after the date of this Agreement prior to the Closing.
“New Plans” has the meaning set forth in Section 5.5(a).
“New Purchaser Fund” has the meaning set forth in Section 4.5(c)(i).
“New Purchaser Fund Trustees’ Approval” has the meaning set forth in Section 4.5(c)(ii).
“Non-Consenting Client” means: (i) each non-Fund client that (A) has not provided the Client Consents, as applicable, in accordance with Section 4.5(a) or (B) has withdrawn in writing such Consent, or has terminated or has provided notice of its intention to terminate its Advisory Agreement, (ii) each Private Fund, unless and until, pursuant to Section 4.5(b), a majority-in-interest (or such higher percentage as may be required under the Private Fund’s Advisory Agreement) of such Private Fund’s Investors provide and do not withdraw, or are deemed to have provided pursuant to a Private Fund Negative Consent Notice and have not withdrawn, their Consent to the assignment or deemed assignment of such Private Fund’s Advisory Agreement and the amendment of such Private Fund’s Private Fund Documents as described in Section 4.5(b) and (iii) each Registered Fund which has not received all of the Registered Fund Approvals pursuant to Section 4.5(c). For the avoidance of doubt, a Registered Fund with respect to which Trustees’ Approval of a 15a-4 Agreement has been obtained but Shareholder Approval has not been obtained shall be deemed a Non-Consenting Client until such time as Shareholder Approval has been obtained.
“Open End Fund Shareholder Approvals” has the meaning set forth in Section 4.5(c)(iii).
“Order” means any order, judgment, injunction, decree, ruling, decision, determination, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any United States Governmental Authority or arbitrator (whether public or private).
“Organizational Documents” means, with respect to any Person that is an entity, whether or not written, such Person’s organizational documents, including the certificate of organization, incorporation or partnership, bylaws, operating agreement or partnership agreement, joint venture and trust agreements, and any similar governing documents of any such Person.
“Owned Intellectual Property” has the meaning set forth in Section 2.2(a).

“Partnership Tax Audit Rules” means Code Sections 6221 through 6241, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax Laws.
“Party” or “Parties” has the meaning set forth in the Preamble.
“Payoff Indebtedness” has the meaning set forth in Section 1.8(e).
“Payoff Letters” has the meaning set forth in Section 4.6.
“Permits” means, with respect to any Person, any consents, licenses or permits issued by or obtained from a Governmental Authority in connection with owning, leasing, conducting, managing or operating the business or assets of such Person.
“Permitted Liens” means (a) Liens for Taxes or other governmental charges (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings by any of the Sellers or their Affiliates and for which adequate reserves have been established, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the ordinary course of business relating to obligations not yet due and payable, (c) Liens arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (d) purchase money liens and liens securing rental payments under capital or operating lease arrangements entered into in the ordinary course of business, (e) zoning, entitlement, building code, conservation restriction and other land use and environmental regulations by Governmental Authorities, in each case that are not violated in any material respect by the present use or occupancy of the assets affected, (f) easements, covenants, conditions, restrictions and other similar matters affecting title to any Leased Real Property, in each case which do not or would not materially impair the use or occupancy of such Leased Real Property, (g) Liens of lessors, sublessors or licensees, arising under any lease arrangement or license, (h) Liens set forth in Section 10.1(d) of the Disclosure Schedules, (i) with respect to securities, restrictions on transfer generally arising under federal and state securities Laws and (j) Liens that affect the underlying fee interests of any Leased Real Property.
“Person” means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Authority.
“Personal Information” means (i) any information that identifies, relates to, describes, is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular individual or household or (ii) has the same meaning as the terms “personal data”, “personally identifiable information” or the equivalent under the applicable Data Protection Law.
“Plan Assets” has the meaning set forth in Section 2.21(c).
“Pre-Closing Period” means any taxable period ending on or prior to the Closing Date and the pre-Closing portion of each Straddle Period.
“Pre-Closing Taxes” means any liabilities related to (i) Taxes of the Sellers, their Subsidiaries or the owners of the Sellers, (ii) Transfer Taxes attributable to the Sellers pursuant to this Agreement, and (iii) all other Taxes attributable to a Pre-Closing Period; provided that Pre-Closing Taxes shall not include Taxes to the extent of the amount taken into account as a liability of reserve for Taxes in calculating the Net Working Capital Adjustment Amount (as finally determined) which resulted in a reduction of the Closing Purchase Price (as finally determined).
“Private Fund” means each investment company that is exempt from registration with the SEC as an investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, and for which the Sellers or their Affiliates, acts as the sponsor, general partner, managing member, trustee, investment manager, investment adviser, sub-adviser, or in a similar capacity.
“Private Fund Documents” means, with respect to the Private Funds, the then-current limited partnership agreement, limited liability company agreement, operating agreement, shareholders’ agreement, memorandum and articles of association, or similar governing document governing the operations of any entities that comprise such Private Funds, as applicable, as well as any Side Letters and then-current offering documents, including the private placement memorandum, of such Private Funds, as applicable.
“Private Fund GP” means, with respect to each Private Fund, the general partner, managing member, manager, trustee or similar authorized party or controlling Person thereof, whether before or after the Closing.
“Private Fund Investor” has the meaning set forth in Section 4.5(b).
“Private Fund Negative Consent Notice” has the meaning set forth in Section 4.5(b).
“Proceeding” means any action, suit, litigation, arbitration or mediation, proceeding (including any civil, criminal, administrative, or appellate proceeding or prosecution).
“Pro Rata Portion” means, with respect to any Straddle Period, a fraction, the numerator of which, with respect to the Sellers, is the number of days in such Straddle Period falling on or before the Closing Date and, with respect to the Purchaser, is the number of days in any such Straddle Period falling after the Closing Date, and the denominator of which, in each case, is the number of days in such Straddle Period.
“Proxy/Prospectus” has the meaning set forth in Section 4.5(c)(iii).
“Proxy Expenses” means all fees and expenses relating to (a) the preparation of materials and related proxy solicitation for the Shareholder Approvals and (b) meetings with investment advisers, financial intermediaries or other third parties who vote or influence voting of proxies, including, in either case, (1) legal fees and expenses, (2) project management fees, mailing and tabulation fees, postage fees, solicitation fees and expenses and proxy/prospectus or proxy statement printing costs, (3) audit fees, and (4) fees in connection with blue sky changes.
“Proxy Statement” has the meaning set forth in Section 4.5(c)(iv).
“Purchased Assets” has the meaning set forth in Section 1.1(b).
“Purchased Interests” means those Equity Interests set forth on Annex II hereto.
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser Calculations” has the meaning set forth in Section 1.6(c)(i).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 3.1, Section 3.2(a) and (b), and Section 3.6.
“Purchaser Material Adverse Effect” means a material adverse effect upon the financial condition or operating results of Purchaser and its Subsidiaries taken as a whole or on the ability of Purchaser to consummate the transactions contemplated hereby.
“Purchaser Parties” means Purchaser and its respective Affiliates and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, advisors, representatives, successors, or permitted assigns.
“Purchase Price Adjustment Escrow Account” has the meaning set forth in Section 1.8(d)
“Purchase Price Adjustment Escrow Deposit Amount” means $625,000.
“Purchased Broadmark JV Interest” means all of the Common Shares (as defined in the Broadmark JV Agreement) held by Forward Management, LLC.
“QPAM Exemption” has the meaning set forth in Section 2.21(c).
“Qualified Products” means, as of any Retention Measurement Date, any products which are managed, advised or sub-advised primarily by the Strike Team on behalf of the Purchaser or its Subsidiaries on such Retention Measurement Date; provided, however, that in no event shall the term “Qualified Products” include any products which are managed, advised or sub-advised predominantly by employees of the Purchaser and its Subsidiaries who are not members of the Strike Team except to the extent a product existing as of the date hereof is managed thereby at the direction of the Strike Team.
“R&W Insurance Policy” means that certain insurance policy, to be issued in the name and for the benefit of the Purchaser Parties, covering certain Losses for which the Purchaser Parties are entitled to indemnification pursuant to Article 8, in the form of Exhibit E.
“Registered Fund” means each investment company that is registered with or required to be registered with the SEC as an investment company under the Investment Company Act for which the Sellers or their Affiliates acts as the sponsor, general partner, managing member, trustee, investment manager, investment adviser, sub-adviser, or in a similar capacity.
“Registered Fund Approval” has the meaning set forth in Section 4.5(c)(iv).
“Related Agreements” means each of the Summit RCA, the Key Employee Documentation, the Escrow Agreement, the Bill of Sale and the Assumption Agreement.
“Related Party” has the meaning set forth in Section 2.20.
“Reorganization” has the meaning set forth in Section 4.5(c)(i).
“Requisite Equityholder Consents and Releases” has the meaning set forth in the Recitals.
“Reserved Earnout Shares” has the meaning set forth in Section 1.11(d)(ii).

“Restructuring Agreement” means that certain Restructuring Agreement, dated as of the date hereof, by and among the Salient Partners, L.P., the Loan Parties (as defined therein) party thereto, the holders of Class A Equity (as defined therein) party thereto, the holders of Class B Equity (as defined therein) party thereto, the Existing Lenders (as defined therein), the Existing Agent (as defined therein), the Summit Mezz Holders (as defined therein), the Subordinated Noteholders (as defined therein) party thereto and certain Specified Employees (as defined therein) party thereto.
“Revenue Run Rate” means, as of any date of determination, the aggregate annualized Advisory Fees for all Clients, determined (a) as of the Base Date, by multiplying (i) the Base Date Assets Under Management for each such Client (which shall in no event exclude as Clients any Non-Consenting Clients or their respective Base Date Assets Under Management), by (ii) the applicable stated fee rate (net of the amount of any fee rebates or discounts, fee reimbursements or any third-party distribution or subadvisory fees paid or earned by and payable to a Person other than the Sellers or their Affiliates then in effect as of such date) for such Client in respect of the Advisory Fees paid or earned and payable to the Sellers or their Affiliates pursuant to the applicable Advisory Agreement, as of the Base Date; and (b) as of any other date of determination, by multiplying (i) the Adjusted Assets Under Management for each such Client, as of such date, by (ii) the applicable stated fee rate (net of the amount of any fee rebates or discounts or any subadvisory fees paid or earned by and payable to a Person other than the Sellers or their Affiliates then in effect as of such date) for such Client in respect of the Advisory Fees paid or earned and payable to the Sellers or their Affiliates pursuant to the applicable Advisory Agreement, as of the applicable date; provided that, for the avoidance of doubt, in no event shall Revenue Run Rate include Advisory Fees attributable to Invested Capital.
“Salient CEF” has the meaning set forth in Section 4.5(c)(i).
“Salient IT Assets” has the meaning set forth in Section 2.2(d).
“Salient JVs” has the meaning set forth in Section 2.2(d).
“Salient Open End Funds” has the meaning set forth in Section 4.5(c)(i).
“Salient-Owned Subsidiary” means any Applicable Subsidiary that is wholly-owned by the Sellers. For the avoidance of doubt, Salient-Owned Subsidiary shall not include any Salient JV.
“SCA Agent” means Alter Domus (US) LLC, solely in its capacity as administrative agent and collateral agent under the SCA Loan Documents.
“SCA Loan Documents” means the “Loan Documents”, as defined in the Senior Credit Agreement.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended from time to time.
“Seller Fundamental Representations” means the representations and warranties set forth in Section 2.1, Section 2.2, Section 2.3, Section 2.4, Section 2.10, Section 2.24, Section 2.25 and Section 2.26.
“Seller Material Adverse Effect” means any event, development, change, occurrence, fact, condition, circumstance or effect (collectively, “Events”) that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect upon (a) the financial condition or operating results of the Purchased Assets or the Business, taken as a whole or (b) the ability of Sellers to perform their obligations under this Agreement; provided, that none of the following (either alone or in combination with any other Event) will be deemed to constitute, and none of the following will be taken into account in determining whether there has been, a Seller Material Adverse Effect: any adverse Event arising from or relating to (i) general business, industry or economic conditions, including such conditions related to the Purchased Assets, (ii) national or international political or social conditions, including the engagement by the United States or any other country or group in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or escalation of any military, cyber or terrorist attack upon the United States or any other country, or any of their respective territories, possessions or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States or any other country or group, (iii) changes in GAAP or interpretations thereof, (iv) changes in Law or interpretations thereof, (v) changes affecting capital market conditions in the United States or any other country in which the Business operates (including (w) any disruption of any of the foregoing markets, (x) any change in currency exchange rates, (y) any decline or rise in the price of any security, commodity, contract or index and (z) any increased cost, or decreased availability, of capital or pricing or terms related to any financing for the transactions contemplated hereby), (vi) any act of nature, including weather, tornadoes, storms, floods, wildfires, natural disasters and earthquakes, (vii) any Contagion Event, or any worsening of a Contagion Event or related matters existing as of the date of this Agreement, or any declaration of martial law, quarantine or similar directive, policy or guidance or other action by any Governmental Authority in response thereto, (viii) the announcement or execution of this Agreement or the transactions contemplated hereby, the pendency thereof or the identity, nature or ownership of Purchaser or (ix) the failure of the Purchased Assets to meet or achieve the results set forth in any projection or forecast; provided, that this clause (ix) will not prevent a determination that any Event underlying such failure to meet projections or forecasts has resulted in a Seller Material Adverse Effect (to the extent such Event is not otherwise excluded from this definition of Seller Material Adverse Effect); provided, further, that in the case of the foregoing clauses (i)-(vi), any such Event shall be taken into account for purposes of determining whether there has been a Seller Material Adverse Effect to the extent such Event has a disproportionate effect on the Purchased Assets or the Business, taken as a whole, relative to Persons within the industry in which the Sellers operate.
“Seller Parties” means the Sellers and their Affiliates and each of their respective former, current or future Affiliates, officers, directors, employees, partners, members, direct or indirect equityholders, controlling or controlled Persons, managers, agents, advisors, representatives, successors or permitted assigns.
“Seller Statement” has the meaning set forth in Section 1.6(b).
“Seller Transaction Expenses” means all (a) fees, costs and expenses that are incurred by the Sellers and their Affiliates in connection with the preparation, negotiation and execution of this Agreement, the Related Agreement and the Transactions, including any such fees, commissions, expenses and disbursements of counsel, accountants and financial advisors, (b) transaction, retention, change in control, “single trigger” severance or similar bonuses or other change of control payments payable by the Sellers or any of their Affiliates as of or after the Closing Date in respect of any Business Employee (including the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith) as a result of or in connection with the consummation of the Transactions (excluding, for the avoidance of doubt, the Broad-Based Retention Bonuses) and (c) fees, costs and expenses incurred by the Sellers and their Affiliates in connection with any paying agent engaged in connection with the Transaction.

“Senior Credit Agreement” means that certain Credit Agreement, dated June 9, 2015, among Salient Partners, L.P. as Borrower, SCA Agent, and the Senior Lender Parties that are party thereto (as modified and amended from time-to-time).
“Senior Lender Parties” means each of Main Street Capital Corporate and its lender Affiliates under the Senior Credit Agreement
“Shareholder Approvals” has the meaning set forth in Section 4.5(c)(iv).
“Side Letter” shall mean any Contract that relates to the investment by any Person in a Private Fund (other than (i) rights governing the investment by all Persons in a Private Fund pursuant to the Organizational Documents of such Private Fund or (ii) any subscription agreement, assignment and assumption of agreement, transfer agreement or other similar agreement pursuant to which any Fund investor acquired in interest in any Private Fund) that has, or has had, the effect of establishing rights under, or altering or supplementing the terms of any Organizational Documents of any Private Fund.
“Software” means, in any form or medium, any and all source code, object code, data and collections of data, software implementations of algorithms, models and methodologies, firmware, application programming interfaces and all information and manuals related to any of the foregoing.
“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.
“Strike Team” means those portfolio managers and investment professionals who were employed by the Sellers as of immediately prior to the Closing and who became employees of Purchaser or one of its Subsidiaries as of the Closing and any direct reports and related sales teams thereto, in each case, including any permanent replacements thereof.
“Subsidiary” means, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a partnership, limited liability company or other business entity, a majority of the partnership, limited liability company or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof. For purposes hereof, (a) a Person or Persons will be deemed to have a majority ownership interest in a partnership, limited liability company or other business entity if such Person or Persons will be allocated a majority of partnership, limited liability company or other business entity gains or losses or will be or control the managing director or general partner of such partnership, limited liability company or other business entity, (b) except to the expressly provided otherwise in this Agreement, Broadmark shall be deemed to be a Subsidiary of the Sellers and (c) and any other Person: (i) 25% or more of the outstanding voting securities of which are owned directly or indirectly by Sellers or any one of their Affiliates; and (ii) that is or is required to be registered as an investment adviser under the Advisers Act or any other applicable Investment Law.
“Summit Lender Parties” means each of Summit Partners Subordinated Debt Fund IV-A, L.P., Summit Partners Subordinated Debt Fund IV-B, L.P., Summit Subordinated Debt Fund III-A, L.P., Summit Subordinated Debt Fund III-B, L.P., Summit Investors I, LLC and Summit Investors I (UK), L.P.

“Summit Partners” has the meaning set forth in the Recitals.
“Summit RCA” has the meaning set forth in the Recitals.
“Target Net Working Capital” means two hundred fifty thousand dollars ($250,000).
“Tax” or “Taxes” means any federal, state, local or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property, windfall, profits, environmental, customs, duties, capital stock, franchise, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, governmental fee, governmental assessment or governmental charge, and including any interest, penalties or additions thereto or additional amounts in respect of the foregoing.
“Tax Allocation Statement” has the meaning set forth in Section 1.12(a).
“Tax Matters Accounting Firm” has the meaning set forth in Section 1.12(b).
“Tax Return” means any declaration, disclosure, estimate, return, report, information statement, claim for refund, schedule or other filing (including any related or supporting information) with respect to Taxes including any amendments thereof.
“Taxing Authority” means the United States Internal Revenue Service and any other Governmental Authority (and any subdivision, agency or authority thereof) responsible for the administration, collection or imposition of any Tax.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Third Party Claim” has the meaning set forth in Section 8.6(a).
“Transaction Tax Deductions” means any and all items of loss, deduction or credit of the Applicable Subsidiaries for U.S. federal income and state and local tax purposes resulting from or attributable to: (a) any compensatory payments payable on, in connection with or before the Closing pursuant to this Agreement, (b) all transaction expenses and payments that may be deductible for Tax purposes, including Seller Transaction Expenses and other fees and expenses of legal counsel, accountants, investment bankers and the Representative, and (c) any costs, fees, expenses, premiums and penalties incurred with respect to the payment of Indebtedness in connection with the transaction contemplated by this Agreement. The parties hereto agree that seventy percent (70%) of any success-based fees paid by the Applicable Subsidiary shall be treated as deductible under Rev. Proc. 2011-29 and shall be a Transaction Tax Deduction.
“Transactions” means the transactions contemplated by this Agreement and the Related Agreements.
“Transfer Taxes” has the meaning set forth in Section 5.4(b).
“Transferred Employee” means each Business Employee who receives and accepts Purchaser’s offer of employment as of the Closing Date.
“True-Up Client Consent Adjustment Amount” has the meaning set forth in Section 1.9(b).

“True-Up Period” has the meaning set forth in Section 1.9(a).
“True-Up Revenue Run Rate” means the Closing Date Revenue Run Rate used to calculate the Client Consent Adjustment Amount (in each case, as finally determined pursuant to Section 1.6(c)), adjusted to add the Adjusted Assets Under Management (determined as of the Calculation Time) of all Non-Consenting Clients who Consent to the Transactions in accordance with Section 4.5 during the True-Up Period and to reflect the matters set forth on Schedule 10.1(a).
“Trustees’ Approval” has the meaning set forth in Section 4.5(c)(i).
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101 et seq.

*    *    *    *    *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
SELLERS:

SALIENT CAPITAL MANAGEMENT, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT PARTNERS, L.P.

BY: SALIENT CAPITAL MANAGEMENT
    ITS GENERAL PARTNER

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

FORWARD MANAGEMENT, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT CAPITAL, L.P.

By:    /s/ Bill Enszer________________

    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT ADVISORS, L.P.

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT CAPITAL ADVISORS, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT MLP GP, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT EMPLOYMENT SERVICES, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT HOLDINGS GP, LLC

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

SALIENT HOLDINGS, L.P.

By:    /s/ Bill Enszer________________
    Name: Bill Enzer
    Title: Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above-written.
PURCHASER:

WESTWOOD HOLDINGS GROUP, INC.

By:    /s/ Brian O. Casey______________
    Name: Brian O. Casey
    Title: President and Chief Executive Officer